

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May [3], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the Three Months Ended March 31, 2002

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to "we," "us," "our" or "PLDT Group" mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to "PLDT" mean the Philippine Long Distance Telephone Company, not including its subsidiaries (see Note 2 to the accompanying financial statements for a list of these subsidiaries and their respective principal business activities).

The following discussion and analysis should be read in conjunction with the accompanying financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles, or Philippine GAAP.

The financial information appearing in this report and in the accompanying financial statements is stated in Philippine pesos. All references to "pesos," "peso" or "₱" are to Philippine pesos, the lawful currency of the Philippines; all references to "U.S. dollars," "US$" or "dollar" are to United States dollars, the lawful currency of the United States; and all references to "Japanese yen" or "¥" are to the lawful currency of Japan. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying financial statements were made based on the exchange rate of ₱51.096 = US$1.00, the average exchange rate of the Philippine pesos into U.S. dollars at March 31, 2002, as quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements use forward-looking words such as "believe," "plan," "anticipate," "continue," "estimate," "expect," "may," "will" or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this report or elsewhere might not occur.

On June 4, 2001, Pilipino Telephone Corporation, or Piltel, completed the restructuring of approximately ₱41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. On June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing approximately 12.3% of Piltel's outstanding common shares, to financial advisors of Piltel to settle part of their fees in connection with the debt restructuring. As a result, our ownership of Piltel's outstanding common stock decreased from 57.6% to approximately 45.3% and Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001. Accordingly, our consolidated balance sheets as of March 31, 2002 and December 31, 2001 exclude Piltel's financial position, and our consolidated statements of income, changes in stockholders' equity and cash flows for the three months ended March 31, 2002 also exclude Piltel's results of operations, changes in stockholders' equity and cash flows for the period. However, our consolidated statements of income, changes in stockholders' equity and cash flows for the three months ended March 31, 2001 include Piltel's results of operations and cash flows for the period. Under the terms of Piltel's debt restructuring plan, PLDT is not permitted to demand or receive payment, redemption or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate until all amounts owing to participating creditors have been paid or discharged, except for payments due in respect of transactions having arm's-length terms. In addition, PLDT is subject to contractual restrictions in the amount of financial support it can provide to Piltel under the PLDT letter of support issued in connection with Piltel's debt restructuring. These severe long-term restrictions significantly impair the ability of Piltel to transfer funds to PLDT. Because of these restrictions, the use of the equity method of accounting was discontinued with respect to our interest in Piltel under Philippine GAAP. For a more detailed discussion of the Piltel debt restructuring and the accounting treatment of Piltel, see "Other Information—Piltel Debt Restructuring" below and Notes 2 and 7 to the accompanying financial statements.



Financial Highlights

(Pesos in Millions)	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
Consolidated Balance Sheets		
Total assets	₱304,999.2	₱307,622.3
Property, plant and equipment – net	253,659.0	256,477.0
Total debt	175,781.8	175,341.4
Total stockholders' equity	89,651.2	88,627.6
Debt to equity ratio	1.96x	1.98x

	Three Months Ended March 31, 2002 (Unaudited)	2001
Consolidated Statements of Income		
Operating revenues	₱19,077.4	₱18,036.0
Operating expenses	14,154.2	14,352.9
Net operating income	4,923.2	3,683.1
EBITDA[1]	10,749.9	9,868.5
EBIT[2]	5,138.5	4,434.3
Net income	1,302.2	628.9
Operating margin	25.8%	20.4%
EBITDA[1] margin	56.3%	54.7%
Consolidated Statements of Cash Flows		
Net cash provided by operating activities	₱7,764.1	₱9,292.2
Net cash used in investing activities	4,023.5	3,168.6
Capital expenditures	4,159.1	3,276.0
Net cash used in financing activities	4,247.5	6,738.8

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

- Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT's affiliate Piltel, and PLDT's subsidiaries PLDT Clark Telecom, Inc., or Clark Telecom; Subic Telecommunications Company, Inc., or Subic Telecom; and Maranao Telephone Company, Inc., or MaraTel, which together account for less than 5% of our total fixed lines in service;

[1] EBITDA is defined as income before minority interest in net losses of consolidated subsidiaries, adding back interest expense and related items, taxes, depreciation and amortization and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity.

[2] EBIT is defined as income before minority interest in net losses of consolidated subsidiaries, adding back interest expense and related items and taxes. EBIT should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity.

- Wireless — wireless telecommunications services provided through our cellular service providers, namely PLDT's subsidiary Smart Communications, Inc., or Smart, and PLDT's affiliate Piltel, and satellite operators, namely PLDT's subsidiaries Mabuhay Philippines Satellite Corporation, or Mabuhay Satellite; ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines; and Telesat, Inc., or Telesat; and

- Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT's subsidiary ePLDT, Inc., or ePLDT, Internet access services provided by ePLDT's subsidiary Infocom Technologies, Inc., or Infocom, and e-commerce, call centers and IT-related services provided by other subsidiaries and affiliates of ePLDT, as described in Note 7 to the accompanying financial statements.

Results of Operations

The following table shows the contribution by each of our business segments to our consolidated operating revenues, operating expenses and net operating income for the three months ended March 31, 2002 and 2001. Most of our revenues are derived from the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Three Months Ended March 31,			
	2002	%[3]	2001	%[3]
	(pesos in millions)			
Operating Revenues				
Fixed line	₱11,280.5	59.1	₱11,993.0	66.5
Wireless	7,678.9	40.3	5,966.9	33.1
Information and communications technology	118.0	0.6	76.1	0.4
	19,077.4	100.0	18,036.0	100.0
Operating Expenses				
Fixed line	7,804.5	40.9	8,366.1	46.4
Wireless	6,144.5	32.2	5,888.3	32.6
Information and communications technology	205.2	1.1	98.5	0.6
	14,154.2	74.2	14,352.9	79.6
Net Operating Income (Loss)				
Fixed line	3,476.0	18.2	3,626.9	20.1
Wireless	1,534.4	8.1	78.6	0.5
Information and communications technology	(87.2)	(0.5)	(22.4)	(0.2)
	₱4,923.2	25.8	₱3,683.1	20.4

[3] Operating expenses and net operating income (loss) are computed as a percentage of operating revenues.

Consolidated Operating Revenues

Our consolidated operating revenues for the first quarter of 2002 grew by ₱1,041.4 million, or 5.8%, to ₱19,077.4 million from ₱18,036.0 million for the first quarter of 2001 largely as a result of the sustained strong growth of our wireless business. Smart contributed revenues of ₱7,484.0 million for the first quarter of 2002, an increase of 40.5% over its revenue contribution of ₱5,325.1 million for the comparable period in 2001. This revenue contribution, which Smart derived mostly from its cellular operations, accounted for 39.2% of our consolidated operating revenues for the first quarter of 2002, compared to 29.5% for the same period in 2001.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Revenues generated from our fixed line business decreased by ₱712.5 million, or 5.9%, to ₱11,280.5 million in the first quarter of 2002 from ₱11,993.0 million in the same period in 2001. The decrease was due mainly to declines in our national and international long distance revenues, partially offset by increases in revenues from our data and other network services, local exchange service and miscellaneous services. As a percentage of consolidated operating revenues, our fixed line revenues also decreased to 59.1% in the first quarter of 2002 from 66.5% in the same period in 2001 as a result of the significant growth of our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the three months ended March 31, 2002 and 2001 by service segment:

	Three Months Ended March 31,			
	2002	%	2001	%
	(pesos in millions)			
Fixed line services:				
Local exchange	₱5,504.0	48.8	₱5,376.6	44.8
International long distance	2,509.3	22.2	3,257.9	27.2
National long distance	1,837.8	16.3	2,254.4	18.8
Data and other network	1,297.4	11.5	975.3	8.1
Miscellaneous	132.0	1.2	128.8	1.1
Total	₱11,280.5	100.0	₱11,993.0	100.0

Local Exchange Service

Our local exchange service revenues consist of:

- flat monthly fees for our billed service;
- installation charges and other one-time fees associated with the establishment of customer service;
- local access charges paid by other telephone companies, including cellular operators, for calls that terminate to our local exchange network;

- proceeds from sales of prepaid call cards (gross of commissions and discounts given to dealers, which are recorded as selling and promotion expenses); and
- charges for value-added services, such as *call waiting*, *call forwarding*, *3-party conference call* and *Caller ID*.

The following table summarizes key measures of our local exchange service business segment as of and for the three months ended March 31, 2002 and 2001:

	Three Months Ended March 31	
	2002	2001
Consolidated local exchange revenues (in millions)	₱5,504.0	₱5,376.6
Number of fixed lines in service		
PLDT Group[4]	2,126,073	2,043,462
PLDT[5]	2,103,510	1,960,019
Number of PLDT employees	12,869	13,333
Number of PLDT fixed lines in service per PLDT employee	163	147

Revenues from our local exchange service for the first quarter of 2002 increased by ₱127.4 million, or 2.4%, to ₱5,504.0 million from ₱5,376.6 million for the same period in 2001 principally due to:

- increased monthly local service rates as a result of currency-related adjustments; and
- higher interconnection fees/access charges received from public telecommunications carriers and other local exchange carriers interconnected with PLDT's local exchange network.

As a percentage of total fixed line revenues, our local exchange service revenues for the first quarter of 2002 also increased to 48.8% from 44.8% for the comparable period in 2001.

During the first quarter of 2002, we implemented two downward adjustments in our monthly local service rates, compared to two upward adjustments and two downward adjustments during the first quarter of 2001. These adjustments reflect the movements of the peso-to-dollar exchange rate pursuant to a currency adjustment mechanism allowed by the Philippine National Telecommunications Commission, or the NTC. Under this mechanism, we increase or decrease our monthly local service rates by 1% for every ₱0.10 change in the peso-to-dollar exchange rate relative to a base rate of ₱11.00 = US$1.00. Following a depreciation of the peso, we increase our local exchange service rates after giving 15 days' prior notice to the NTC; conversely, we decrease our local exchange service rates immediately following an appreciation of the peso. The average peso-to-dollar rate in the first quarter of 2002 was ₱51.46 = US$1.00, compared to the average of ₱49.21 = US$1.00 in the first quarter of

[4]PLDT Group's fixed line subscribers as of March 31, 2001 include Piltel's 80,142 fixed line subscribers but exclude Piltel's 71,447 fixed line subscribers as of March 31, 2002.

[5]Approximately 92% and 99% were postpaid fixed line subscribers as of March 31, 2002 and 2001, respectively.

2001. This 4.6% depreciation of the peso resulted in a 4.1% average net increase in our monthly local service rates, thus contributing to the increase in our local exchange revenues in the first quarter of 2002. In comparison, the peso depreciated by 21.8% in the first quarter of 2001, resulting in a 19.9% average net increase in our monthly local service rates.

Gross additions to PLDT's fixed lines in service in the first quarter of 2002 totaled 78,992, which was 22.5% lower than the 101,878 gross additions for the same period in 2001. On a net basis, PLDT added 28,401 fixed lines in the first quarter of 2002, which was 35.5% lower than the net additions of 44,034 in the first quarter of 2001. Approximately 75% of PLDT's net fixed line additions in the first quarter of 2002 were attributable to PLDT's prepaid fixed line services, namely, *Teletipid* and *Telesulit*.

Launched in August 2000, *Teletipid* was initially intended by PLDT as an affordable alternative telephone service for consumers under difficult economic conditions. In 2001, *Teletipid* became part of PLDT's overall churn and credit risk exposure management and subscriber retention efforts. At the end of 2001, PLDT had 144,502 *Teletipid* subscribers. For the first quarter of 2002, the number of additional *Teletipid* subscribers was 13,254, of which 77% were new subscribers and 23% were migrated subscribers from PLDT's postpaid fixed line service. Postpaid fixed line subscribers are migrated to prepaid fixed line services, instead of being disconnected from the service for non-payment of bills. As of March 31, 2002, active *Teletipid* subscribers reached 157,756, representing 7% of PLDT's total fixed lines in service.

Teletipid phone kits, each containing ₱300 worth of pre-stored call credits, are sold for ₱1,700 per unit. *Teletipid* prepaid subscribers are charged based on usage at a rate of ₱0.50 per minute for local calls and at the same rates applicable to postpaid fixed line subscribers for national and international long distance calls. Effective May 1, 2002, the local call rate for *Teletipid* was increased to ₱1.00 per minute but the national and international long distance call rates were unchanged.

On February 21, 2002, PLDT launched a premium variant to its *Teletipid* service under the brand name *Telesulit*. *Telesulit* phone kits, each containing ₱500 worth of pre-stored call credits, are sold for ₱1,900 per unit. The local call rate for *Telesulit* is ₱0.75 per minute, while the national and international long distance rates are the same as those applicable to *Teletipid* and postpaid fixed line subscribers. A *Teletipid* subscriber migrating to *Telesulit* will be able to retain the same telephone number. As of March 31, 2002, PLDT had 8,027 active *Telesulit* subscribers, of which 79% were new subscribers and 21% were migrated subscribers from PLDT's postpaid fixed line service. *Telesulit* subscribers accounted for less than 1% of PLDT's total fixed lines in service as of March 31, 2002.

A prepaid fixed line subscriber is recognized as a subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of ₱300 in the case of *Teletipid* and ₱500 in the case of *Telesulit*. Reloads are valid for two months. A prepaid fixed line subscriber is disconnected if that subscriber does not reload within four months for *Teletipid* and within two months for *Telesulit* after the full usage or expiry of the last reload. Revenues from the sale of prepaid cards are recognized when sold to dealers or directly to consumers through PLDT's business offices. All sales of prepaid *Teletipid* and *Telesulit* cards, whether through dealers or through PLDT's business offices, are on a non-refundable basis.

To attract new fixed line subscribers and retain existing ones, PLDT has introduced additional value-added products and services such as *Caller ID* and *TXT 135*. *Caller ID* allows subscribers to identify callers by telephone number, and it is now bundled at special rates with other value-added phone services, such as *call waiting*, *call forwarding*, *3-party conference call* and *speed calling*. *TXT 135* allows one-way text messaging from PLDT fixed lines to Smart and Piltel GSM handsets. *TXT 135* is now capable of international text messaging and is undergoing further expansion to allow two-way text messaging. We expect this two-way text messaging to be in service within the first half of 2002.

The ratio of PLDT fixed lines in service per PLDT employee improved from 147 at March 31, 2001 to 163 at March 31, 2002 due to the increase in PLDT's fixed lines in service and the impact of PLDT's manpower reduction program in July 2001. PLDT's workforce was reduced by 464 employees, or 3.5%, during the twelve months ended March 31, 2002.

International Long Distance Service

International long distance revenues generated through our international gateway facilities consist of:

- inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls;
- access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and
- outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international long distance business for the three months ended March 31, 2002 and 2001:

	Three Months Ended March 31,	
	2002	2001
Consolidated international long distance revenues (in millions)	₱2,509.3	₱3,257.9
Inbound	1,958.2	2,536.4
Outbound	551.1	721.5
International call volumes (in million minutes)		
PLDT Group	625.8	628.6
Inbound	579.9	589.5
Outbound	45.9	39.1
Inbound-outbound call ratio	12.6:1	15.1:1
PLDT	580.1	577.3
Inbound	535.1	539.0
Outbound	45.0	38.3
Inbound-outbound call ratio	11.9:1	14.1:1

Our consolidated international long distance revenues decreased by ₱748.6 million, or 23.0%, to ₱2,509.3 million in the first quarter of 2002 from ₱3,257.9 million in the same period in 2001 as a result of declines in revenues from both inbound and outbound international traffic. Our international long distance revenues as a percentage of total fixed line revenues also decreased to 22.2% in the first quarter of 2002 from 27.2% in the same period in 2001.

Our revenues from inbound international long distance calls for the first quarter of 2002 decreased by ₱578.2 million, or 22.8%, to ₱1,958.2 million, principally due to continued declines in international settlement rates and lower call volumes, the combined effects of which were partially offset by the impact of the depreciation of the peso against the U.S. dollar.

On January 1, 2000, we adopted the U.S. Federal Communications Commission, or U.S. FCC, accounting rate benchmark, which represented a settlement rate of US$0.19 per minute for international long distance traffic between the Philippines and the United States. Since then, our settlement rates for inbound calls from the United States have declined to levels below the benchmark rate. Settlement rates for inbound calls from other countries have declined as well.

The depreciation of the peso increased our inbound international long distance revenues in peso terms because settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies that are translated into pesos at the prevailing exchange rates at the time of billing.

Our inbound international long distance call volumes in the first quarter of 2002 decreased by 1.6% to 579.9 million minutes due to:

- increasing competition from alternative, more economical means of long distance communications, particularly e-mail, international text messaging and Internet telephony; and

- our policy requiring certain second and third tier international carriers to prepay in order for us to accept their incoming traffic. Although this policy had a negative impact on our inbound international long distance revenues in the first quarter of 2002, we expect that this will help us achieve a more stable revenue base and control uncollectible accounts over the longer term.

Our revenues from outbound international long distance calls for the first quarter of 2002 declined by ₱170.4 million, or 23.6%, to ₱551.1 million, primarily due to substantial reductions in our international direct dialing, or IDD, rates, which were partially offset by the effects of the depreciation of the peso against the U.S. dollar. PLDT reduced its IDD rates for outbound calls from an average of US$1.507 per minute to as low as US$0.49 per minute for off-peak hours and US$0.69 per minute for peak hours effective June 15, 2000. Effective February 1, 2001, PLDT further reduced these rates to a flat rate of US$0.40 per minute applicable to all call destinations at any time and any day of the week.

The depreciation of the peso increased our outbound international long distance revenues in peso terms because outbound calls are charged at U.S. dollar rates that are billed to our subscribers in pesos at the prevailing exchange rates at the time of billing.

Our outbound international long distance call volumes grew by 17.4%, from 39.1 million minutes in the first quarter of 2001 to 45.9 million minutes in the first quarter in 2002, as a result of:

- substantial reductions of our IDD rates; and
- implementation of our various marketing initiatives, including innovative pricing packages for large accounts and loyalty programs for high-value customers.

National Long Distance Service

Our national long distance revenues consist of:

- per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and
- access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

The following table shows our national long distance revenues and call volumes for the three months ended March 31, 2002 and 2001:

	Three Months Ended March 31,	
	2002	2001
Consolidated national long distance revenues (in millions)	₱1,837.8	₱2,254.4
National long distance call volumes (in million minutes)		
PLDT Group	564.5	745.4
PLDT	555.6	734.9

Our national long distance revenues declined by ₱416.6 million, or 18.5%, to ₱1,837.8 million in the first quarter of 2002 from ₱2,254.4 million in the same period in 2001 due to the combined effects of the following:

- lower call volumes;
- reduced national direct dialing, or NDD, rates; and
- changes in interconnect arrangement with the majority of other local exchange carriers.

Likewise, national long distance revenues decreased to 16.3% of our total fixed line revenues for the first quarter of 2002 from 18.8% for the corresponding period in 2001.

Our national long distance call volumes decreased by 24.3% to 564.5 million minutes in the first quarter of 2002 from 745.4 million minutes in the same period in 2001. Cellular substitution and the widespread availability and growing popularity of alternative, more economical non-voice means of communications, particularly cellular text messaging and e-mail, have negatively affected call volumes.

In 2001, PLDT implemented changes in its NDD rates for calls to fixed line subscribers and for those terminating to cellular subscribers. For calls terminating to fixed line subscribers, the applicable NDD rates from January to November 1, 2001 ranged from ₱3.58 to ₱6.60 per minute, depending on distance and time of call. In line with its move towards rate simplification, PLDT rebalanced these rates to a flat rate of ₱4.50 per minute effective November 2, 2001. At the same time, PLDT also rebalanced its NDD rates for calls terminating to cellular subscribers from a range of ₱13.96 to ₱16.16 per minute to a uniform rate of ₱13.75 per minute. Through rate rebalancing, we aim to simplify our tariff structure in order to enhance the competitiveness of our products and services, increase our operating efficiencies, and provide cost savings to our customers. We adopted these simplified pricing plans with a view to stabilizing our national long distance revenues going forward.

On May 1, 2001, PLDT entered into a new interconnect arrangement with the majority of other local exchange carriers. Under this arrangement, the originating carrier pays (1) a hauling charge of ₱0.50 per minute for short haul or ₱1.25 per minute for long haul traffic to the carrier owning the backbone network and (2) an access charge of ₱1.00 per minute to the terminating carrier. PLDT maintains revenue-sharing arrangements with a few other local exchange carriers whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and another 30% for the terminating entity.

The decline in our national long distance revenues was mitigated by:

- changes in interconnect arrangement with cellular operators; and
- introduction of PLDT Premium Phone Service.

PLDT has reached a favorable settlement with cellular operators regarding access charges it pays for calls terminating to cellular subscribers. Effective January 2002, PLDT pays access charges of ₱4.50 per minute, down from the ₱6.50 per minute it paid for the period from July to December 2001. Prior to July 2001, PLDT was paying access charges ranging from a low of ₱7.69 to a high of ₱10.94 per minute for calls terminating to cellular subscribers, depending on whether the calls were local or long distance.

Tapping a new source of revenue, we have launched PLDT Premium Phone Service (1-908). This innovative service allows customers to choose from a range of service applications, such as appointment-booking services for select embassies (including, among others, the U.S. and Australian embassies in the Philippines), counseling, joining television-based game shows, celebrity chatting, downloading and sending of ringtones and logos, and phone karaoke. Rates for these services range from ₱10 to ₱25 per minute.

Data and Other Network Services

In the first quarter of 2002, data and other network services continued to register the highest percentage growth in revenues among our fixed line business segments. Consistently increasing since three years ago, revenues from our data and other network services are expected to further increase given the growing demand for these services.

Data and other network services we currently provide include:

- Traditional bandwidth services — high-speed point-to-point domestic and international digital leased line services;
- Broadband/packet-based/Internet-based services — frame relay, asynchronous transfer mode or ATM, Internet protocol-virtual private network or IP-VPN, DSL, Internet gateway, and wholesale DS3; and
- other packet-based switching services — Datapac and integrated services digital network or ISDN.

The foregoing services are used for the following:

- domestic and international communication;
- broadband data transmission services that transmit data over a range of frequencies and/or bandwidth into several narrower bands;
- Internet exchange services that provide ISPs with a primary connection to the global Internet to exchange local traffic generated within the Philippines;
- private networking services that use the public Internet as a backbone for private interconnection between different locations;
- switched-based services, provided through a fixed bandwidth transmission facility, that allow establishment of a dedicated connection for the duration of the call; and
- international packet-based services, provided through bilateral arrangements and global alliances, that integrate voice, video and data.

Of our total revenues from data and other network services for the first quarter of 2002, traditional bandwidth services accounted for 63%, broadband/IP-based services accounted for 33%, and other services accounted for the remaining 4%, compared with 78%, 19% and 3%, respectively, for the same period in 2001. These percentages indicate a shift in data and other network revenues from traditional bandwidth services to broadband/IP-based services. We expect this trend to continue as demand for broadband data transmission increases due to the continued growth of the Internet, e-commerce and other online services.

Revenues from our data and other network services grew by ₱322.1 million, or 33.0%, to ₱1,297.4 million in the first quarter of 2002, compared with ₱975.3 million in the same period in 2001. Revenues from our data and other network services also increased to 11.5% of total fixed line revenues in the first quarter of 2002 from 8.1% in the first quarter of 2001.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. For the first quarter of 2002, these revenues increased by ₱3.2 million, or 2.5%, to ₱132.0 million from ₱128.8 million for the same period in 2001, and accounted for 1.2% of our total fixed line revenues for the first quarter of 2002, compared to 1.1% for the same period in 2001.

Wireless

Our wireless business segment offers cellular services as well as satellite, VSAT and other services. Our wireless revenues include Piltel's revenues for the first quarter of 2001. After June 27, 2001, our wireless revenues no longer include Piltel's revenues, except for the 50% share of Piltel's prepaid GSM revenues, net of interconnection expense, recognized by Smart as facility service fees under the revenue sharing agreement between Smart and Piltel governing Piltel's use of Smart's GSM network. Smart's share of Piltel's GSM revenues continues to be recognized as cellular service revenues in our consolidated statements of income. Under its three other outsourcing agreements with Piltel, Smart also recognizes revenues which are reflected as "Other Income" under "Other Expenses-net" account in our consolidated statements of income.

The following table summarizes our consolidated operating revenues from our wireless business for the three months ended March 31, 2002 and 2001 by service segment:

	Three Months Ended March 31,			
	2002	%	2001	%
	(pesos in millions)			
Wireless services:				
Cellular				
Smart	₱7,484.0	97.5	₱5,325.1	89.3
Piltel	–	–	467.4	7.8
Sub-total	7,484.0	97.5	5,792.5	97.1
Satellite, VSAT and others	194.9	2.5	174.4	2.9
Total	₱7,678.9	100.0	₱5,966.9	100.0

Wireless service revenues increased by ₱1,712.0 million, or 28.7%, to ₱7,678.9 million in the first quarter of 2002 from ₱5,966.9 million in the same period in 2001, mainly as a result of the continuing strong growth in our cellular service revenues. As a percentage of consolidated operating revenues, our wireless service revenues rose to 40.3% in the first quarter of 2002 from 33.1% in the same period in 2001.

Cellular Service

Our cellular service revenues consist of:

- revenues derived from sales of cellular prepaid cards;
- revenues from incoming calls and messages to our customers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service;
- charges for value-added services;
- facility service fees charged to Piltel for using Smart's GSM network for Piltel's *Talk 'N Text* prepaid cellular service;
- monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, and (3) charges for text messages of our GSM service customers in excess of allotted free text messages; and
- other charges, including reconnection and migration charges.

Revenues from the sale of prepaid cards comprise proceeds from sales of prepaid cards and the value of the associated expenses listed below. These expenses are recorded at the time of sale as part of selling and promotion expenses:

- the value of prepaid cards given to dealers as commissions for activations, which amounted to ₱734.1 million for the first quarter of 2002 and ₱1,097.7 million for the same period in 2001;
- the value of the free air time included with subscriber identification module, or SIM, cards at the time of purchase, which amounted to ₱56.1 million for the first quarter of 2002 and ₱134.5 million for the same period in 2001; and
- discounts given on prepaid cards sold to dealers, which amounted to ₱532.8 million for the first quarter of 2002 and ₱390.7 million for the same period in 2001.

Payments made to other carriers arising from the use of cards given in connection with the foregoing are recorded as part of total interconnection fees to the appropriate carrier and netted against the interconnection income as calls are made.

Proceeds from the sale of handsets and SIM cards and one-time registration fees are not recorded as revenues. Gains on the sale of handsets are offset against selling and promotion expenses, while losses on the sale of handsets are included in selling and promotion expenses.

Our cellular service revenues for the first quarter of 2002, which came solely from Smart, increased by ₱1,691.5 million, or 29.2%, to ₱7,484.0 million. In comparison, our cellular service revenues for the first quarter of 2001 amounted to ₱5,792.5 million, of which ₱5,325.1 million came from Smart and ₱467.4 million from Piltel. Cellular service revenues accounted for approximately 39.2% of our consolidated operating revenues for the first quarter of 2002, compared to 32.1% for the same period in 2001. The substantial increase in our cellular service revenues was driven by the continuing growth in our cellular subscriber base.

Before July 2001, Smart received interconnection fees at an average of ₱8.50 per minute for calls originating from fixed line subscribers. Effective July 2001, these fees were reduced to ₱6.50 per minute and were further reduced to ₱4.50 per minute effective January 2002. Also, prior to July 2001, Smart received and paid interconnection income and charges, respectively, of ₱1.00 per minute for calls originating/terminating in another cellular operator's network. Effective July 2001, these charges were increased to ₱3.00 per minute and further increased to ₱4.50 per minute effective January 2002.

As of March 31, 2002, combined GSM and analog cellular subscribers of Smart and Piltel reached 6,976,909, an increase of 2,740,608, or 64.7%, over their combined GSM and analog subscriber base of 4,236,301 as of March 31, 2001. As a result, Smart's and Piltel's cellular subscribers outnumbered our fixed lines in service by more than 3 to 1 at March 31, 2002.

The table below shows the number of cellular subscribers of Smart and Piltel as of March 31, 2002 and 2001:

	March 31,	
	2002	2001
Cellular subscriber base	6,976,909	4,236,301
Smart	5,274,250	3,492,104
Piltel	1,702,659	744,197

Smart

Smart markets nationwide cellular communications services under four brand names: *Smart Buddy, Smart Gold, PriceBuster* and *BillCrusher*. *Smart Buddy* and *Smart Gold* are services provided through Smart's digital GSM network, whereas *PriceBuster* and *BillCrusher* are offered on Smart's analog enhanced total access communications system, or ETACS, network. *Smart Buddy* and *BillCrusher* are prepaid services, while *Smart Gold* and *PriceBuster* are postpaid or billed services.

The following table summarizes key measures of Smart's cellular business as of and for the three months ended March 31, 2002 and 2001:

	Three Months Ended March 31,	
	2002	2001
Cellular revenues (in millions)	₱7,484.0	₱5,325.1
GSM	7,390.8	5,043.8
Voice	3,613.5	3,102.6
Data	2,889.7	1,569.8
Others[6]	887.6	371.4
Analog	35.8	236.5
Others[7]	57.4	44.8
Cellular subscriber base	5,274,250	3,492,104
GSM	5,057,784	3,021,235
Prepaid	4,981,156	2,949,567
Postpaid	76,628	71,668
Analog	216,466	470,869
Prepaid	55,725	250,439
Postpaid	160,741	220,430
Traffic volumes (in millions)		
Calls (in minutes)	657.2	395.6
National	430.2	250.2
International	227.0	145.4
Inbound	202.7	133.8
Outbound	24.3	11.6
Messages – SMS	3,817.2	2,452.8

Smart's cellular service revenues increased by ₱2,158.9 million, or 40.5%, to ₱7,484.0 million for the first quarter of 2002 from ₱5,325.1 million for the same period in 2001. Smart's GSM service accounted for 98.8% of its cellular service revenues for the first quarter of 2002, while its analog and other services accounted for the remaining 1.2%. Revenues from Smart's GSM service for the first quarter of 2002 included ₱764.6 million in facility service fees, representing Smart's 50% share from Piltel's *Talk 'N Text* revenues, net of interconnection fees, pursuant to a facilities service agreement between Smart and Piltel (see Note 13 to the accompanying financial statements). The significant decline of ₱200.7 million, or 84.9%, to ₱35.8 million in Smart's analog service revenues for the first quarter of 2002 was due to the declining analog subscriber base coupled with decreasing average revenue per user, or ARPU.

[6]Refers to other non-subscriber-related revenues, such as facility service fees from Smart's revenue-sharing agreement with Piltel and inbound international roaming fees.

[7]Refers to all other services consisting primarily of Public Calling Offices and *SMARTalk* payphones and a small number of leased line circuits.

Revenues from cellular data services, which include all SMS and text-related services as well as value-added services, increased by ₱1,319.9 million, or 84.1%, to ₱2,889.7 million for the first quarter of 2002 from ₱1,569.8 million for the same period in 2001. Accordingly, cellular data services accounted for 38.6% of Smart's cellular revenues for the first quarter of 2002, compared to 29.5% for the same period in 2001. While SMS contributed revenues of ₱2,353.1 million in the first quarter of 2002, its percentage contribution to total cellular data revenues for the period decreased to 81.4% from 82.6% in the first quarter of 2001. This decrease reflects the increasing usage and revenue contribution of Smart's other value-added services, such as *Smart zed™*, *Mobile Banking* and *Smart Money*.

During the first quarter of 2002, Smart's SMS system handled 3,817.2 million outbound messages, an increase of 55.6% from the 2,452.8 million outbound messages handled during the same period in 2001. Smart has implemented a two-phase reduction of its free text message allocation to subscribers. The first phase, effective September 15, 2001, reduced the allocation by one-third, while the second phase, effective January 1, 2002, reduced the allocation by another one-third of the original allocation, or a total reduction of two-thirds. Our experience since the implementation of these reductions suggests that they have not significantly affected subscriber usage.

Value-added services are offered to stimulate usage, build customer loyalty and stabilize ARPUs. In the first quarter of 2002, *Smart zed™*, *Mobile Banking* and *Smart Money* generated revenues of ₱128.4 million, ₱75.1 million and ₱2.9 million, respectively. Additionally, Smart offers several other interactive activities, such as text games and chat services, developed on its own platform.

Smart's prepaid GSM subscriber base grew by 68.9% to 4,981,156 at March 31, 2002 from 2,949,567 at March 31, 2001, whereas Smart's postpaid GSM subscriber base increased by 6.9% to 76,628 at March 31, 2002 from 71,668 at March 31, 2001. Prepaid subscribers accounted for 98.5% of Smart's 5,057,784 GSM subscribers at March 31, 2002, while postpaid subscribers accounted for the remaining 1.5%. In contrast, Smart's prepaid analog subscriber base decreased by 77.7% to 55,725 at March 31, 2002 from 250,439 at March 31, 2001, whereas Smart's postpaid analog subscriber base decreased by 27.1% to 160,741 at March 31, 2002 from 220,430 at March 31, 2001. Overall, Smart's analog subscriber base decreased by 54.0% to 216,466 at March 31, 2002.

The following table shows Smart's average monthly ARPUs for the three months ended March 31, 2002 and 2001:

	Three Months Ended March 31,	
	2002	2001
GSM		
Prepaid	₱513	₱635
Postpaid	2,043	1,806
Blended	536	666
Analog		
Prepaid	₱89	₱163
Postpaid	60	163
Blended	70	163

ARPU is computed for each month by dividing the relevant revenues for the month by the average of the beginning and ending subscribers for the relevant service for that month. ARPU for any period of more than one month is calculated as the simple average of the ARPUs for each month in that period.

GSM ARPU and Churn Rates. Prepaid service revenues consist mainly of proceeds from sales of prepaid cards booked by Smart as revenues when the cards are sold to dealers (on a non-refundable basis). Thus, sales ARPUs fluctuate depending on the level of orders from the dealers and the volume of cards released as commissions to dealers on activations. Smart also tracks ARPUs based on subscribers' actual usage of their prepaid cards. Usage ARPUs tend to be more stable and are better indicators of sustainable revenue levels when a critical mass of subscribers has been attained.

The table below summarizes Smart's average monthly ARPUs for each quarter in 2001 and for the first quarter of 2002 for prepaid GSM subscribers based on sales and usage:

	2001				2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Sales	₱635	₱549	₱619	₱562	₱513
Usage	₱567	₱567	₱592	₱589	₱575

Smart's postpaid GSM service monthly ARPU is calculated in a manner similar to that of prepaid service, except that it consists mainly of monthly service fees (which may be applied to any type of voice or data service) and charges on usage in excess of the monthly service fees. Average monthly ARPU for postpaid GSM subscribers for the first quarter of 2002 was ₱2,043, compared to ₱1,806 for the first quarter of 2001. For the first quarter of 2002, Smart's average monthly blended ARPU for both prepaid and postpaid GSM services was ₱536, compared to ₱666 for the first quarter of 2001.

Revenues derived from Smart's 50% share of Piltel's prepaid GSM service under its revenue sharing agreement with Piltel are not included in the computations of Smart's ARPUs.

Churn, or the rate at which existing subscribers have their service canceled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the beginning and ending numbers of subscribers for the period, all divided by the number of months in the same period.

A prepaid cellular subscriber is recognized as a subscriber when the subscriber activates and uses the SIM card in the handset, which already contains ₱100 worth of pre-stored air time. Subscribers can then reload by purchasing prepaid cards that are sold in denominations of ₱300, ₱500 and ₱1,000 or by purchasing additional air time through their handsets using *Smart Money*. Reloads are valid for two months. A prepaid GSM account is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. As a result, a subscriber would not be recognized in churn for up to four to six months after the subscriber may have stopped using the service. These effects may cause our calculated churn rate for a period to be lower than the actual rate at which subscribers are ceasing to use Smart's services, and may contribute to more rapid growth in calculated churn following periods of rapid subscriber growth such as those that have been experienced by Smart.

For Smart's prepaid GSM subscribers, the average monthly churn rate for the first quarter of 2002 was 3.3%, compared to 0.6% for the first quarter of 2001. Smart's churn was influenced by several factors, including:

- The general economic slowdown in the Philippines, which may negatively impact some subscribers' abilities to afford the service; and

- Technological advances, which may necessitate the upgrading of SIM cards. The introduction of *Smart zed*™ and *Smart Money* in late 2000 required our customers to upgrade earlier issued SIM cards to new, more advanced ones capable of supporting these services. The cancellation and replacement of existing SIM cards contributed to increased churn. This phenomenon may recur as Smart continues to introduce enhanced SIM cards as they become available and encourages its subscribers to upgrade their SIM cards to avail of Smart's various value-added services.

The average monthly churn rate for Smart's postpaid GSM subscribers in the first quarter of 2002 was 2.7%, a slight increase from 2.5% in the same period in 2001. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 30 days of redirection, the account is disconnected. Within this 30-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via SMS.

Analog ARPU and Churn Rates. Average monthly ARPUs for prepaid and postpaid analog service for the first quarter of 2002 were ₱89 and ₱60, down from ₱163 and ₱163, respectively, for the same period of 2001. Blended ARPU for prepaid and postpaid analog service decreased by 57.7% to ₱70 for the first quarter of 2002 from a blended ARPU of ₱163 for the same period in 2001.

The churn rate for prepaid and postpaid analog subscribers is computed in the same way as that for prepaid and postpaid GSM subscribers. The average monthly churn rate for prepaid analog subscribers for the first quarter of 2002 increased to 14.8% from 4.0% for the same period in 2001, while the average monthly churn rate for postpaid analog subscribers was 0.8%, a decrease from 3.5% for the first quarter of 2001.

- *Piltel*

Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001, after PLDT's ownership interest in Piltel's outstanding common stock decreased from 57.6% to 45.3% of the total.

Piltel markets its cellular services under the brand names *Talk 'N Text*, *Phone Pal* and *Mobiline*. *Talk 'N Text* is provided using Smart's GSM network, while *Phone Pal* and *Mobiline* are offered through Piltel's analog/CDMA network. *Talk 'N Text* and *Phone Pal* are prepaid services, while *Mobiline* is a postpaid service.

The following table shows Piltel's cellular subscriber base as of March 31, 2002 and 2001:

	March 31,	
	2002	2001
Cellular subscriber base	1,702,659	744,197
GSM – prepaid	1,578,678	499,608
Analog/CDMA	123,981	244,589
Prepaid	55,573	162,224
Postpaid	68,408	82,365

At March 31, 2002, Piltel's cellular subscriber base reached 1,702,659, an increase of 958,462, or 128.8%, from 744,197 at March 31, 2001, as a result of the growth of its prepaid GSM service under the brand name *Talk 'N Text*. Launched in April 2000, *Talk 'N Text* had over 750,000 subscribers at June 27, 2001 and over 1.5 million subscribers at March 31, 2002. Through this prepaid GSM service, Piltel has built the third largest GSM subscriber base in the Philippines, gaining a foothold in the GSM market. For the first quarter of 2002, revenues generated from *Talk 'N Text* amounted to ₱764.6 million, net of Smart's revenue share.

Talk 'N Text gross monthly ARPU for the first quarter of 2002 was ₱401, compared to ₱428 for the same period in 2001. This gross monthly ARPU is calculated by dividing gross revenues (before deducting interconnection costs and Smart's revenue share) for this service by the average of the beginning and ending subscribers for the month, net of disconnected accounts.

Piltel's cellular net revenue contribution to our consolidated revenues amounted to ₱467.4 million for the first quarter of 2001. Of this revenue, 52.3% came from prepaid GSM service, 23.3% from interconnection with local carriers and miscellaneous fees, 13.1% from prepaid analog/CDMA services, and 11.3% from postpaid analog/CDMA services.

Satellite, VSAT and Other Services

Our revenues from satellite and VSAT services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies. Revenues derived from these services for the first quarter of 2002 amounted to ₱194.9 million, an increase of ₱20.5 million, or 11.8%, from the ₱174.4 million for the same period in 2001. ACeS Philippines, our satellite phone service provider, started to roll out fixed satellite terminals in the last quarter of 2001 and started commercial operations on January 1, 2002.

Information and Communications Technology

Our information and communications technology business is conducted by ePLDT, a wholly owned subsidiary we formed in August 2000. ePLDT's principal business is the operation of an Internet data center under the brand name *Vitro*™. Granted pioneer status as an Internet data center by the Philippine Board of Investments, *Vitro*™ provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall. ePLDT also operates Infocom, our ISP. We completed the transfer of PLDT's investment in Infocom to ePLDT on December 1, 2001 as part of the reorganization of our businesses along three major business segments.

ePLDT's investments also include the following subsidiaries that are engaged in the call center business:

- Contact World, Inc., a call center facility capable of accommodating 200 seats and providing services that include customer acquisition, retention and growth, customer care and support, receivables management, help desk and technical support to various companies. Contact World commenced commercial operations in June 2001;

- Vocativ Systems, Inc., a call center facility capable of accommodating 500 seats exclusively for clients of a global provider of customer relationship management services. Vocativ Systems commenced commercial operations in April 2002; and

- Parlance Systems, Inc., a call center facility capable of accommodating 500 seats exclusively for one of the largest direct-to-home service providers in the United States for customer support and billing requirements. Parlance Systems was inaugurated on April 19, 2002, and is expected to commence full commercial operations in the second quarter of 2002.

ePLDT has also invested in a number of e-commerce and Internet-related businesses, as described in Note 7 to the accompanying financial statements.

Revenues generated from our information and communications technology business for the first quarter of 2002 amounted to ₱118.0 million, increasing by ₱41.9 million, or 55.1%, from ₱76.1 million for the first quarter of 2001, and accounting for less than 1% of our consolidated operating revenues in each of these comparable periods. Infocom contributed revenues of ₱84.6 million, an increase of ₱8.5 million, or 11.2%, over its revenue contribution of ₱76.1 million for the first quarter of 2001. ePLDT, which started commercial operations only on February 5, 2001, contributed revenues of ₱26.8 million from *Vitro*™ operations, or 22.7% of our total revenues from our information and communications technology business. Our call center business contributed revenues of ₱6.6 million, or 5.6% of our total revenues from our information and communications technology business. Going forward, we expect revenues from our call center businesses to contribute significantly to our information and communications technology revenues with the full commercial operations of Parlance Systems and Vocativ Systems.

Consolidated Operating Expenses

Our consolidated operating expenses for the first quarter of 2002, which include Smart's operating expenses of ₱5,844.1 million, decreased by ₱198.7 million, or 1.4%, to ₱14,154.2 million from ₱14,352.9 million for the same period in 2001. The decrease was principally due to lower controllable expenses such as selling and promotion expenses, professional and other service fees, and other operating costs. As a percentage of our consolidated operating revenues, consolidated operating expenses also decreased to 74.2% in the first quarter of 2002 from 79.6% in the first quarter of 2001.

Fixed Line

Consolidated operating expenses related to our fixed line business decreased by ₱561.6 million, or 6.7%, to ₱7,804.5 million for the first quarter of 2002 from ₱8,366.1 million for the same period in 2001 as a result of lower cash expenses, principally selling and promotions and other operating costs. Excluding non-cash charges, specifically depreciation and amortization and provision for doubtful accounts, our consolidated fixed line-related operating expenses decreased by ₱668.2 million, or 14.8%, to ₱3,846.7 million. Fixed line-related operating expenses as a percentage of our total fixed line operating revenues slightly decreased to 69.2% in the first quarter of 2002 from 69.8% in the first quarter of 2001.

The decrease in our fixed line-related operating expenses in the first quarter of 2002 resulted mainly from a number of cost reduction initiatives that we implemented in the last quarter of 2001. These initiatives focused on reducing overtime costs, marketing and advertising expenses, consultancy fees, billing-related expenses, and travel and training expenses. With these initiatives, we were able to manage our operating expenses in the first quarter of 2002. We intend to make further reductions in our operating expenses going forward.

The following table shows the breakdown of the total consolidated fixed line-related operating expenses for the three months ended March 31, 2002 and 2001 and the percentage of each expense item to the total:

	Three Months Ended March 31,			
	2002	%	2001	%
	(pesos in millions)			
Fixed line services:				
Depreciation and amortization[8]	₱3,252.4	41.7	₱3,159.7	37.8
Compensation and benefits	1,791.5	23.0	1,826.6	21.8
Maintenance	796.2	10.2	843.1	10.1
Provision for doubtful accounts	705.4	9.0	691.5	8.2
Selling and promotions	291.2	3.7	475.0	5.7
Professional and other service fees	231.5	3.0	307.0	3.7
Rent	196.1	2.5	255.1	3.0
Taxes and licenses	133.5	1.7	117.8	1.4
Other operating costs	406.7	5.2	690.3	8.3
Total	₱7,804.5	100.0	₱8,366.1	100.0

Depreciation and amortization charges increased by ₱92.7 million, or 2.9%, to ₱3,252.4 million. The increase was attributable to an expanding depreciable asset base, primarily resulting from completed projects, which accounted for ₱60.1 million of the increase in depreciation charges, and capitalized foreign exchange losses from revaluation of our net dollar liabilities incurred in acquiring various telecommunications equipment, which accounted for ₱99.0 million of the increase in depreciation charges. These increases were partially offset by the effect of Piltel's deconsolidation amounting to ₱66.4 million.

[8]Includes depreciation of capitalized foreign exchange losses from the revaluation of net dollar liabilities of ₱1,167.0 million in the first quarter of 2002 and ₱1,068.0 million in the first quarter of 2001.



Compensation and benefits decreased by ₱35.1 million, or 1.9%, to ₱1,791.5 million, reflecting the effect of PLDT's manpower reduction program implemented in July 2001 and reduced overtime costs.

Maintenance expenses decreased by ₱46.7 million, or 5.6%, to ₱796.2 million primarily due to lower maintenance costs for outside and inside plant facilities. The decline in maintenance costs for plant facilities was partially offset by higher electricity expense due to higher power consumption coupled with a 28% increase in power rates.

Provision for doubtful accounts increased by ₱13.9 million, or 2.0%, to ₱705.4 million on account of higher provision for anticipated uncollectible accounts from various second-tier international telecommunications carriers. To address our collection problem involving receivables from these carriers, in September 2001, PLDT adopted a prepayment policy as a prerequisite for PLDT's acceptance of their incoming international traffic. PLDT's provision for doubtful accounts in the first quarter of 2002 was equivalent to 6.3% of operating revenues, compared to 6.0% in the first quarter of 2001.

Selling and promotion expenses decreased by ₱183.8 million, or 38.7%, to ₱291.2 million mainly due to a significant drop in PLDT's marketing and public relations expenses.

Professional and other service fees declined by ₱75.5 million, or 24.6%, to ₱231.5 million due to a decrease in PLDT's advisory, consultancy and payment facility expenses. The reduction in PLDT's consultancy and payment facility expenses was due to the streamlining of our outsourced services in line with our cost reduction initiatives.

Rental expense decreased by ₱59.0 million, or 23.1%, to ₱196.1 million due mainly to lower rental on domestic and international leased and satellite circuits, partially offset by higher pole rentals.

Taxes and licenses increased by ₱15.7 million, or 13.3%, to ₱133.5 million mainly on account of higher provision for NTC supervision and regulation fees. See Note 19 to the accompanying financial statements for a discussion relating to NTC supervision and regulation fees.

Other operating costs decreased by ₱283.6 million, or 41.1%, to ₱406.7 million primarily due to reduced travel and training expenses and the overall reduction in other costs as a result of our cost-cutting efforts.

Wireless

Consolidated operating expenses associated with our wireless business for the first quarter of 2002 totaled ₱6,144.5 million, an increase of ₱256.2 million, or 4.4%, from ₱5,888.3 million for the first quarter of 2001. A significant portion of this increase was attributable to higher compensation and benefits and rental expense. As a percentage of our wireless operating revenues, operating expenses associated with our wireless business decreased to 80.0% in the first quarter of 2002 from 98.7% in the first quarter of 2001 due to the exclusion of Piltel's operating expenses after June 27, 2001 from our consolidated statement of income. Piltel's operating expenses for the first quarter of 2001 amounted to ₱1,647.3 million.

The following table summarizes our consolidated wireless-related operating expenses for the three months ended March 31, 2002 and 2001 and the percentage of each expense item to the total:

	Three Months Ended March 31,			
	2002	%	2001	%
	(pesos in millions)			
Wireless services:				
Depreciation and amortization[9]	₱2,295.8	37.4	₱2,263.0	38.4
Selling and promotions	1,622.8	26.4	1,818.2	30.9
Compensation and benefits	672.4	10.9	414.5	7.0
Rent	476.9	7.8	268.3	4.6
Maintenance	344.1	5.6	308.1	5.2
Professional and other service fees	246.7	4.0	264.7	4.5
Provision for doubtful accounts	92.0	1.5	170.4	2.9
Taxes and licenses	80.9	1.3	67.1	1.1
Other operating costs	312.9	5.1	314.0	5.4
Total	₱6,144.5	100.0	₱5,888.3	100.0

Depreciation and amortization charges slightly increased by ₱32.8 million, or 1.4%, to ₱2,295.8 million due to the net effect of an overall increase in depreciation charges by ₱971.1 million, as described below, and Piltel's deconsolidation resulting in a decrease in depreciation charges by ₱938.6 million. The increase in depreciation charges attributable to the expanding asset base, primarily from Smart's continued expansion and network upgrading, amounted to ₱770.1 million and the increase attributable to capitalized foreign exchange losses from revaluation of Smart's and Mabuhay Satellite's net dollar liabilities incurred in acquiring various telecommunications and satellite equipment amounted to ₱201.0 million. Further, Smart reduced the estimated useful life of its analog network to reflect the effects of the continuing decline in Smart's analog subscribers, competition and other general economic factors which have shortened the economic useful life of these assets. Additional depreciation charges due to the change in estimated useful life of Smart's analog assets from 6.80 years to 2.25 years effective January 1, 2001, amounted to ₱360.0 million and ₱300.0 million for the three months ended March 31, 2002 and 2001, respectively.

Selling and promotions decreased by ₱195.4 million, or 10.7%, to ₱1,622.8 million mainly due to Piltel's deconsolidation, which resulted in a decrease in selling and promotion expenses by ₱291.3 million. This decrease was partially offset by increases in Smart's product subsidies and discounts given to dealers on its prepaid card sales. The blended average subscriber acquisition cost for Smart's GSM subscribers for the first quarter of 2002 of ₱1,450 was higher compared to ₱1,157 in the first quarter of 2001.

Compensation and benefits increased by ₱257.9 million, or 62.2%, to ₱672.4 million primarily due to an increase in the number of Smart's employees from 3,975 as of March 31, 2001 to 4,856 as of March 31, 2002 to meet the increased manpower requirements due to the expansion of Smart's cellular network and subscriber base. The effect of Piltel's deconsolidation was minimal given that Piltel only had 26 employees as of March 31, 2001.

[9] Includes depreciation of capitalized foreign exchange losses from the revaluation of net dollar liabilities of ₱256.3 million for the first quarter of 2002 and ₱668.7 million for the first quarter of 2001, of which ₱467.7 million was attributable to Piltel.

Rental expense increased by ₱208.6 million, or 77.7%, to ₱476.9 million on account of higher site rentals incurred by Smart for its increasing number of base stations and mobile switching centers.

Maintenance expense increased by ₱36.0 million, or 11.7%, to ₱344.1 million as a result of increased maintenance costs for Smart's additional cellular network equipment.

Professional and other service fees decreased by ₱18.0 million, or 6.8%, to ₱246.7 million primarily due to Piltel's deconsolidation, which resulted in a decrease in this expense account by ₱153.7 million. This decrease was partially offset by increases in Smart's legal fees and higher royalty and professional fees paid to content providers of Smart's value-added services.

Provision for doubtful accounts decreased by ₱78.4 million, or 46.0%, to ₱92.0 million reflecting lower provisioning for anticipated uncollectible accounts due to the declining postpaid analog subscriber base of Smart.

Taxes and licenses increased by ₱13.8 million, or 20.6%, to ₱80.9 million as a result of increased NTC supervision fees and radio permit fees. See Note 19 to the accompanying financial statements for a discussion relating to NTC supervision and regulation fees.

Other operating costs decreased by ₱1.1 million, or 0.3%, to ₱312.9 million mainly due to the effect of Piltel's deconsolidation amounting to ₱63.9 million, partially offset by an increase of ₱70.2 million in Smart's other operating costs attributable to various operating expenses, such as printing and office supplies.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business for the first quarter of 2002 amounted to ₱205.2 million, an increase of ₱106.7 million, or 108.3%, from ₱98.3 million for the same period in 2001. As a percentage of our information and communications technology operating revenues, operating expenses related to our information and communications technology business rose to 173.9% in the first quarter of 2002 from 129.4% in the same period in 2001, reflecting increased costs brought about by ePLDT's commercial operations and the start-up nature of ePLDT's businesses and subsidiaries. Depreciation and amortization, compensation and benefits and rent comprised the three highest expenses, contributing 30.8%, 21.3% and 12.1%, respectively, to total operating expenses related to our information and communications technology business for the three months ended March 31, 2002.

Net Operating Income

Our consolidated net operating income for the first quarter of 2002 amounted to ₱4,923.2 million, an increase of ₱1,240.1 million, or 33.7%, from ₱3,683.1 million for the first quarter of 2001. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved by more than five percentage points to 25.8% in the first quarter of 2002 from 20.4% in the first quarter of 2001.

On a non-consolidated basis, however, net operating income for the first quarter of 2002 slightly decreased by ₱11.4 million, or 0.4%, to ₱3,229.6 million from ₱3,241.0 million for the same period in 2001.

Fixed Line

For the first quarter of 2002, our fixed line business segment contributed an operating income of ₱3,476.0 million, a decrease of ₱150.9 million, or 4.2%, from the ₱3,626.9 million for the same period in 2001 mainly due to the deconsolidation of Piltel, which contributed a net operating income of ₱118.0 million for the three months ended March 31, 2001. In addition, the overall decrease in our fixed line operating expenses was insufficient to cover the overall decline in our fixed line-related operating revenues, particularly national and international long distance revenues, thus resulting in lower operating income contribution of our fixed line business in the first quarter of 2002.

Wireless

Our wireless business segment registered an operating income of ₱1,534.4 million in the first quarter of 2002, compared with ₱78.6 million in the first quarter of 2001. This substantial increase was due to an increase in Smart's operating income contribution by ₱444.3 million and the deconsolidation of Piltel, which incurred a net operating loss of ₱1,044.6 million for the three months ended March 31, 2001.

Information and Communications Technology

In the first quarter of 2002, our information and communications technology business segment posted an operating loss of ₱87.2 million, an increase of 289.3% from an operating loss of ₱22.4 million incurred in the same period in 2001. This significant increase in operating losses was attributable to the start-up operations of ePLDT's businesses and those of its subsidiaries.

Other Expenses – Net

The following table shows our consolidated other expenses – net for the three months ended March 31, 2002 and 2001:

	Three Months Ended March 31,	
	2002	2001
	(in millions)	
Interest expenses and related items	₱3,767.3	₱4,453.1
Capitalized interest	(386.1)	(613.5)
Interest and other income	(635.9)	(759.4)
Other expenses – net	420.6	8.2
Total	₱3,165.9	₱3,088.4

On a consolidated basis, our other expenses, net of other income, increased by ₱77.5 million, or 2.5%, to ₱3,165.9 million in the first quarter of 2002 from ₱3,088.4 million in the same period in 2001 due to the combined effects of:

- a decrease in interest expense and related items, net of capitalized interest, of ₱458.4 million;
- an increase in foreign exchange/swap losses of ₱23.9 million in the first quarter of 2002 attributable to PLDT and Smart; and
- a provision of ₱350.0 million for an impairment in value of PLDT's investment in Piltel.

The decrease in interest expense and related items, net of capitalized interest, from ₱3,839.6 million in the first quarter of 2001 to ₱3,381.2 million in the first quarter of 2002 was due to the offsetting effects of:

- the ₱298.4 million and ₱28.6 million decreases in interest expenses of PLDT and Mabuhay Satellite, respectively, due to the decline in interest rates mainly on foreign currency denominated loans bearing fluctuating interest rates, partly offset by the effect of peso depreciation; and
- the ₱221.6 million increase in Smart's interest expense due to a higher level of indebtedness as of March 31, 2002.

Income Before Income Tax and Minority Interest

Our income before income tax and minority interest in net losses of consolidated subsidiaries in the first quarter of 2002 was ₱1,757.3 million, an increase of ₱1,162.6 million, or 195.5%, from ₱594.7 million in the first quarter of 2001. On a non-consolidated basis, income before income tax and equity share in net income of our subsidiaries in the first quarter of 2002 also increased by ₱160.2 million, or 22.9%, to ₱858.7 million from ₱698.5 million in the first quarter of 2001.

Our consolidated provision for income tax in the first quarter of 2002 decreased by ₱15.3 million, or 3.2%, to ₱458.3 million from ₱473.6 million in the first quarter of 2001. On a non-consolidated basis, however, our provision for income tax in the first quarter of 2002 increased by ₱59.9 million, or 32.0%, to ₱247.0 million from ₱187.1 million in the first quarter of 2001.

In the first quarter of 2002, our effective corporate tax rates on a consolidated and non-consolidated basis were 26.1% and 15.9%, respectively. Our effective corporate tax rates were lower than the 32% statutory corporate tax rate due to differences between our consolidated income as shown on our financial statements and our taxable income, as well as the effect of a three year income tax holiday granted to Smart by the Philippine Board of Investments in connection with the pioneer status awarded to Smart's GSM network expansion project. Our taxable income is different from income as shown on our financial statements because a portion of our financial income consists of interest income already subject to 20% final tax and equity in net income of our subsidiaries, which has also been subject to tax and therefore, as income to PLDT, is not subject to income tax. Smart's three-year income tax holiday will expire in May 2004 and applies to the incremental income generated from its GSM network expansion. We expect our effective tax rate to increase following the expiration of Smart's tax holiday.

Net Income

As a result of the factors discussed above and after taking into account our share in net income of subsidiaries amounting to ₱690.5 million, our consolidated net income for the first quarter of 2002 stood at ₱1,302.2 million, an increase of ₱673.3 million over the ₱628.9 million consolidated net income for the same period in 2001. This 107.1% increase was largely due to Smart's significant net income contribution of ₱1,130.8 million in the first quarter of 2002, compared with ₱837.3 million in the first quarter of 2001.

Three other consolidated subsidiaries contributed a total net income of ₱33.4 million of which:

- ₱21.4 million was contributed by Mabuhay Satellite;
- ₱8.4 million was contributed by Telesat; and
- ₱3.6 million was contributed by Clark Telecom;

However, the combined net income of ₱1,164.2 million contributed by the four subsidiaries mentioned above was partially offset by (1) a provision of ₱350.0 million for the permanent decline in PLDT's investment in Piltel and (2) the combined net losses incurred by four other subsidiaries amounting to ₱123.7 million of which:

- ₱82.8 million was attributable to ePLDT;
- ₱23.7 million was attributable to ACeS Philippines as it started commercial operations in 2002;
- ₱12.8 million, including goodwill amortization of ₱19.4 million, was attributable to MaraTel; and
- ₱4.4 million, including goodwill amortization of ₱8.4 million, was attributable to SubicTel.

See Notes 2 and 7 to the accompanying financial statements for further information on these consolidated subsidiaries.

Before taking into account our equity share in net income (losses) of subsidiaries, PLDT's net income in the first quarter of 2002 also increased by ₱100.3 million, or 19.6%, to ₱611.7 million from ₱511.4 million in the first quarter of 2001.

Basic and diluted earnings per share of common stock increased to ₱5.32 and ₱5.27, respectively, in the first quarter of 2002 from ₱1.74 basic and diluted earnings per share of common stock in the first quarter of 2001, after taking into consideration the dividend payments to our preferred shareholders.

Liquidity and Capital Resources

The following table shows our consolidated and non-consolidated cash flows, capitalization and other selected financial data as of March 31, 2002 (unaudited) and December 31, 2001 (audited) and for the three months ended March 31, 2002 and 2001 (unaudited):

	Consolidated		Non-Consolidated	
	2002	2001	2002	2001
	(in millions)			
Cash Flows				
Net cash provided by operating activities	₱7,764.1	₱9,292.2	₱4,424.0	₱8,356.6
Net cash used in investing activities	4,023.5	3,168.6	761.6	3,692.1
Net cash used in financing activities	4,247.5	6,738.8	4,126.9	5,503.2
Cash and cash equivalents	3,579.1	8,905.7	1,847.2	6,781.7
Capitalization				
Notes payable	5,770.7	6,461.9	1,807.7	1,961.9
Current portion of long-term debt	20,759.6	19,285.7	14,202.2	14,274.4
Long-term debt – net of current portion	149,251.5	149,593.8	124,410.2	127,240.8
	175,781.8	175,341.4	140,420.1	143,477.1
Stockholders' equity	89,651.2	88,627.6	89,651.2	88,627.6
	₱265,433.0	₱263,969.0	₱230,071.3	₱232,104.7
Other Financial Data				
Total assets	₱304,999.2	₱307,622.3	₱262,021.3	₱264,513.3
Property, plant and equipment – net	253,659.0	256,477.0	194,063.0	197,646.8
Capital expenditures	4,159.1	3,276.0	768.9	1,710.4

As of March 31, 2002, non-consolidated cash and cash equivalents totaled ₱1,847.2 million, while our consolidated cash and cash equivalents amounted to ₱3,579.1 million. Principal sources of consolidated cash in the first quarter of 2002 were cash flows from operations amounting to ₱7,764.1 million; drawings from existing long-term credit facilities totaling ₱4,577.1 million; and net equity funds raised through PLDT's subscriber investment plan amounting to ₱216.6 million. These funds were used principally for capital outlays of ₱4,159.1 million, including capitalized interest of ₱386.1 million; repayments of long-term debt amounting to ₱4,582.5 million; and interest payments of ₱3,692.0 million charged to operations.

In 2002, we have been successful in raising external financing to fund a significant portion of our projected operating and debt service requirements in the coming twelve months. PLDT completed a US$350 million global notes offering on May 2, 2002 and signed two loan agreements with *Kreditanstalt fur Wiederaufbau*, or KfW, on January 25, 2002 that will provide PLDT a US$149 million refinancing facility. In addition, we continue to pursue other liability management initiatives with the objective of improving the balance between our cash flows and debt service requirements and reducing our overall indebtedness.

Operating Activities

On a consolidated basis, net cash flows from operating activities in the first quarter of 2002 declined by ₱1,528.1 million, or 16.4%, to ₱7,764.1 million from ₱9,292.2 million in the first quarter of 2001. The decline was largely attributable to an increase in Smart's handset inventory in anticipation of continued strong GSM subscriber take-up.

Our dependence on international and national long distance services has decreased over the past several years. In 2001 and 2000, for instance, our international and national long distance services together accounted for 27.0 % and 37.8% respectively, of our consolidated operating revenues. In the first quarter of 2002 and 2001, these long distance services together accounted for 22.8% and 30.6% respectively, of our consolidated operating revenues. Revenues from our long distance businesses declined by 21.1% in the first three months of 2002 and 13.3% in the same period in 2001 due to growing substitution and declining prices. We expect further declines in revenues and operating cash flows from our long distance businesses.

A growing portion of our consolidated cash flow is generated by our wireless and data businesses, which accounted for approximately 40.3% and 6.8%, respectively, of our consolidated operating revenues in the first three months of 2002, as compared to 33.1% and 5.4%, respectively, in the same period in 2001. Revenues from local exchange service represented approximately 28.9% of our consolidated operating revenues in the first quarter of 2002 and 29.8% in the first quarter of 2001.

PLDT's contribution to our consolidated cash flows from operations in the first quarter of 2002 amounted to ₱4,424.0 million, a decrease of ₱3,932.6 million, or 47.1%, from ₱8,356.6 million in the first quarter of 2001. This decrease was due to settlements in the first quarter of 2002 of certain payables outstanding at December 31, 2001.

As of March 31, 2002, intercompany liabilities included (1) PLDT's payables to Smart amounting to ₱4,789.5 million, consisting of ₱3,207.7 million in interconnection fees and ₱1,581.8 million in subscription payable for Smart's preferred stock, which PLDT intends to settle by the transfer of certain of its assets currently being used by Smart; (2) Piltel's liabilities to Smart of ₱1,621.1 million in relation to the facilities, customer services and administrative support and management service agreements as well as the revenue sharing agreement entered into by both parties; and (3) Piltel's liabilities to PLDT of ₱717.5 million for outstanding interconnection charges. For a detailed discussion of these related party transactions, see "Other Information—Related Party Transactions" and Note 13 to the accompanying financial statements.

Investing Activities

On a consolidated basis, net cash used in investing activities in the first quarter of 2002 increased by ₱854.9 million, or 27.0%, to ₱4,023.5 million from ₱3,168.6 million in the first quarter of 2001 as a result of Smart's higher capital spending. On the other hand, net cash used in investing activities on a non-consolidated basis decreased by ₱2,930.5 million, or 79.4%, to ₱761.6 million from ₱3,692.1 million in the first quarter of 2001 on account of PLDT's lower investments.

Our consolidated capital expenditures in the first quarter of 2002 totaled ₱4,159.1 million, an increase of ₱883.1 million, or 27.0%, over the first quarter of 2001 primarily due to higher capital spending by Smart. Smart's capital spending of ₱3,134.9 million in the first quarter of 2002 was used to further expand and upgrade its GSM network to meet the increasing demand for cellular services. PLDT's capital outlay of ₱768.9 million was principally used to finance the continued build-out of its data and IP infrastructure and investment in Asia Pacific Cable Network 2. ePLDT and its subsidiaries' capital investment of ₱183.1 million was used to fund *Vitro*™ Internet data center, other Internet-related initiatives and call center business investments.

PLDT made no additional investments in its subsidiaries and affiliates during the first quarter of 2002. In the first quarter of 2001, PLDT's investments in subsidiaries and affiliates totaled ₱2,073.8 million, of which ₱850.0 million was invested in Piltel, ₱750.0 million in Smart, ₱380.7 million for the acquisition of AT&T's 40% equity interest in Subic Telecom, ₱90.0 million in ePLDT, and the rest in other subsidiaries.

In 2000 and 2001, PLDT provided to Piltel ₱2,317.2 million (US$48.1 million) and ₱2,003.3 million (US$40.7 million), respectively, under the letter of support issued by PLDT as part of Piltel's debt restructuring to make up for shortfalls in Piltel's operating cash flows. Drawings under the PLDT letter of support are converted into U.S. dollars at the prevailing exchange rates at the time of the investment. The remaining undrawn balance under the PLDT letter of support as of March 31, 2002 was US$61.2 million. If, among other things, Piltel's financial and operating performance were to deteriorate or any amounts were required to be paid to Piltel's unrestructured creditors in cash to settle their claims (including to Piltel bondholders claiming US$9.9 million in redemption price of their bonds who, in February 2002, sent Piltel a notice of acceleration of their bonds), additional drawings under the letter of support would likely be required to provide all or a portion of the funds needed by Piltel. Accordingly, we cannot assure that additional amounts will not have to be drawn under the letter of support nor can we predict when the remaining undrawn balance under the letter of support will be exhausted.

For 2002, we anticipate lower capital expenditures and reduced equity investments. Our 2002 budget for capital expenditures is ₱21,100.0 million, of which approximately ₱8,500.0 million is budgeted to be spent by PLDT to serve the growing demand for fixed line data and network services, ₱11,700.0 million is budgeted to be spent by Smart to further expand and upgrade its GSM network to meet the increasing demand for cellular service, and the remainder is budgeted to be spent by our other subsidiaries.

We expect PLDT's new equity investments in subsidiaries and affiliates for 2002 will not exceed ₱1,000.0 million, of which approximately ₱600.0 million (US$11.6 million) is budgeted to be used to fund Piltel's additional drawings on the letter of support, as mentioned above, and the balance is largely budgeted to be used to finance ePLDT's various call center and other business initiatives, which PLDT will consider on a case-by-case basis.

Financing Activities

On a consolidated basis, we used net cash of ₱4,247.5 million for financing activities in the first quarter of 2002, compared to ₱6,738.8 million in the first quarter of 2001. On a non-consolidated basis, net cash used in financing activities in the first quarter of 2002 amounted to ₱4,126.9 million, compared to ₱5,503.2 million in the first quarter of 2001. The net cash used in financing activities in the first quarter of 2002 was lower than in the first quarter of 2001 due to higher availments of additional loans in 2002. On a stand-alone basis, Smart's net cash provided by financing activities decreased by ₱450.4 million to ₱227.2 million in the first quarter of 2002 from ₱677.6 million in the first quarter of 2001.

Debt Financing

Our consolidated drawings from existing credit facilities during the first quarter of 2002 totaled ₱4,577.1 million, consisting of Smart's drawings of ₱2,713.5 million, principally from its Phase 5 GSM loan facilities, PLDT's drawings of ₱1,813.6 million, primarily from loan facilities extended and/or guaranteed by various export credit agencies, and ePLDT's drawing of ₱50.0 million from a three-year loan facility.

Our consolidated indebtedness as of March 31, 2002 totaled ₱175,781.8 million, an increase of ₱440.4 million, or 0.3%, from ₱175,341.4 million as of December 31, 2001. This increase was due to Smart's net additional long-term debt of ₱3,279.8 million together with an increase in other subsidiaries' long-term debt of ₱218.4 million, partially offset by a decrease of ₱3,057.0 million in PLDT's long-term debt in the first quarter of 2002. Non-consolidated indebtedness as of March 31, 2002 amounted to ₱140,420.1 million, a decrease of 2.1% from ₱143,477.1 million as of December 31, 2001. Smart's indebtedness as of March 31, 2002 stood at ₱29,481.7 million, an increase of 12.5% from ₱26,201.9 million at the end of 2001.

As of March 31, 2002, PLDT and Smart had undrawn dollar-denominated long-term loan facilities of US$171.0 million and US$114.3 million, respectively.

The scheduled maturities of our outstanding indebtedness as of March 31, 2002 are as follows:

Maturity	Consolidated	Non-consolidated
	(in millions)	
2002	₱16,504.8	₱11,954.8
2003	33,422.6	26,550.1
2004	25,123.1	18,294.4
2005	23,552.8	16,675.7
2006 and onwards	71,407.8	65,137.4

Approximately ₱98,603.3 million principal amount of our consolidated outstanding indebtedness as of March 31, 2002 is scheduled to mature over the period 2002 to 2005, of which approximately ₱73,475.0 million and ₱21,479.9 million are attributable to PLDT and Smart, respectively. The remainder of our outstanding indebtedness is attributable to Mabuhay Satellite, MaraTel and ePLDT.

On January 25, 2002, PLDT signed two loan agreements with KfW that will provide PLDT with a new US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is a nine-year loan, inclusive of a two-year grace period during which no principal is payable, and is to be disbursed over a three-year period. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available; we have drawn US$19.3 million (₱986.2 million) under this facility as of March 31, 2002. Under these new loan agreements, in the event that by June 30, 2002, PLDT has not been granted a loan from Japan Bank for International Cooperation, or JBIC, and by December 31, 2002, JBIC and/or other similar lenders do not agree to provide PLDT with an aggregate of at least US$100 million in financing, then KfW will not be obligated to make additional disbursements under the new KfW facility, and PLDT will be required to promptly repay the entire principal amount outstanding under the facility. The portion of the debt to be refinanced by this facility that matures in the next 12 months from March 31, 2002, amounts to US$49.7 million (₱2,537.2 million), which is presented under "Long-term debt – net of current portion" account in our balance sheet as of March 31, 2002.

On May 2, 2002, PLDT issued US$100 million aggregate principal amount of 10.625% notes due 2007 and US$250 million aggregate principal amount of 11.375% notes due 2012, the net proceeds of which will be used (1) to repurchase all or any of PLDT's 8.5% notes due 2003 and 10.625% notes due 2004 that were tendered in our tender offer and (2) to prepay other short-term and medium-term debt of PLDT.

Based on preliminary information as of May 13, 2002, US$62.7 million in principal amount of the 2003 notes and US$117.0 million of the 2004 notes were validly tendered. The offer will expire at 5:00 P.M., New York City time, on May 15, 2002.

On May 3, 2002, PLDT issued an irrevocable notice of prepayment to Development Bank of Philippines, as agent, to prepay a loan with an outstanding amount of US$8.8 million. Accordingly, the portion of the loan that matures in October 2002, amounting to US$2.8 million, is presented under the "Long-term Debt – net of current portion" account in our balance sheet as of March 31, 2002. We plan to prepay other loans, after the expiry of the tender offer using the residual net proceeds of the bond issue.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

- interest coverage ratio on a non-consolidated basis, ranging from not less than 150% to not less than 200%;
- total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;
- long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis, ranging from not more than 1.1:1 to not more than 3:1; and
- current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis adjusted for Piltel to be treated on an equity accounting basis. These include:

- long-term debt to tangible net worth of not more than 2.33:1; and
- total debt to EBITDA of not more than 5.5:1 in 2001, 5.0:1 in 2002, 4.5:1 in 2003 and 2004, and not more than 4:1 in 2005 and thereafter.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since approximately 97% of PLDT's long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by 3.3% in 2001 but fluctuated between a high of ₱55.013 = US$1.00 on January 18, 2001 and a low of ₱47.550 = US$1.00 on February 16, 2001. As of March 31, 2002, the exchange rate was ₱51.096 = US$1.00. In addition, certain of our financial ratios are adversely affected by increases in interest expense, which may result from factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increases in reference interest rates and general market conditions.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flow generated by Smart and PLDT's other subsidiaries and investees in assisting in complying with non-consolidated covenants or covenants that are calculated without giving effect to the results of PLDT's subsidiaries or investees.

To date, we have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. During 2001, our performance under certain of these ratios, including our 150% interest coverage and total debt to EBITDA ratios, was close to the permitted thresholds. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. In the future, our performance under certain of our ratios may again fall close to the permitted thresholds. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio of PLDT's non-consolidated after-tax net income, excluding equity share in net income or losses of subsidiaries after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of our after-tax net income for the 12 months immediately preceding the calculation date after (1) adding back interest charges, depreciation, amortization and other non-cash charges (including equity in the net earnings or loss of subsidiaries but excluding provision for doubtful accounts) and provision for income taxes, and (2) deducting capitalized subscriber acquisition costs, to the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity in the net earnings or loss of subsidiaries and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to the sum of (1) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (2) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of PLDT's total indebtedness (not including amounts payable by PLDT under the Piltel letter of support) to net income for the preceding twelve months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net earnings or loss of subsidiaries, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's non-consolidated retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of non-consolidated current assets to non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

- incurring additional indebtedness;
- prepaying other debt;
- making investments;
- extending loans;
- extending guarantees or assuming the obligations of other persons;
- paying dividends or other distributions;
- disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;
- entering into management contracts providing for the management of its business or operations by a third party;
- creating any security interest;
- permitting set off against amounts owed to PLDT; and
- merging or consolidating with any other company.

PLDT's debt instruments contain customary and other defaults that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These defaults include:

- cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument. In some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT's debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated in some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;
- failure by PLDT to meet certain financial ratio covenants referred to above;
- the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT's ability to perform its obligations under its debt instrument with the lender;

- the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;
- the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;
- the nationalization or sustained discontinuance of all or a substantial portion of PLDT's business; and
- other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Refinancing Requirements

We believe that our available cash, including cash flow from operations and drawings from existing and anticipated credit facilities, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months. In May 2002, PLDT completed a US$350 million global notes offering, the proceeds of which will be used to refinance its short-term and medium-term indebtedness. In January 2002, PLDT signed two loan agreements with KfW, which provides PLDT with a US$149 million facility to refinance, in part, the repayment installments under our existing loans from KfW as they fall due from January 2002 until December 2004. However, PLDT will still need to refinance a significant portion of its remaining long-term debt. We continue to pursue various liability management initiatives and financing transactions with the objective of improving the balance between our cash flows and debt service requirements and reducing our overall indebtedness. PLDT intends to reduce its capital expenditures and investments, cut dividend payments to common shareholders and increase its application of available cash to reduce its indebtedness. Smart is also seeking to finalize waivers of loan covenant restrictions to permit Smart to distribute dividends to PLDT. We intend to secure additional financings from banks and other institutional lenders. Our ability to continue to refinance our debts and the terms on which such refinancing can be obtained will depend on our successful financial and operating performance, conditions affecting the Philippine and international financial markets, the Philippine peso-to-U.S. dollar exchange rate, our credit ratings and other factors, many of which are beyond our control. An inability to repay or refinance our debts could materially and adversely affect our results of operations and financial condition and could result in default on such debts and cross-default and acceleration of substantially all of our other debts.

Credit Ratings

Our credit ratings may significantly affect the terms of our prospective financing, particularly financing costs. In May 2002, following PLDT's successful global offering of US$350 million notes, Standard & Poor's Ratings Group raised PLDT's credit rating from "BB-" to "BB" and Moody's Investors Service confirmed PLDT's "Ba3" credit rating and changed its ratings outlook to "stable." Prior to these recent rating actions, in November 2001, January 2002 and February 2002, PLDT's corporate credit ratings were downgraded by Standard & Poor's Ratings Group, Moody's Investors Service and Fitch IBCA, Duff & Phelps to "BB-," "Ba3" and "BB-," respectively. However, none of our existing indebtedness contains provisions under which rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

Off-Balance Sheet Financing

Pursuant to separate Master Receivables Purchase and Sale Agreements with Citibank, N.A., Hong Kong and Charta Corporation of New York, PLDT made sales of eligible receivables from certain foreign carriers totaling US$17.7 million (₱873.9 million) in the first three months of 2001 that resulted in losses of US$0.7 million (₱34.6 million). The losses are included in the "Other Expenses – net" account in our consolidated statements of income, while the receivables sold have been excluded from our consolidated balance sheets. In the first quarter of 2002, no receivables were sold under these agreements. We do not anticipate that we will continue to sell receivables under these facilities going forward.

Equity Financing

Through our subscriber investment plan, which requires postpaid fixed line subscribers to buy shares of our 10% Cumulative Convertible Preferred Stock, PLDT raised ₱288.6 million in the first quarter of 2002 and ₱66.8 million in the same period in 2001.

Cash dividends paid to PLDT preferred shareholders in the first quarter of 2002 amounted to ₱446.7 million. In the first quarter of 2001, PLDT paid cash dividends of ₱567.9 million, of which ₱200.3 million were paid to its common shareholders and the balance to its preferred shareholders. PLDT has not paid any cash dividends to its common shareholders since July 2001, and it does not expect to pay its common shareholders any cash dividends throughout 2002.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as of March 31, 2002:

	Payments Due by Period				
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
			(in millions)		
Long-term lease obligations	₱9,341.6	₱1,128.1	₱3,249.9	₱3,120.7	₱1,842.9
Unconditional purchase obligations	2,757.1	305.8	577.6	553.6	1,320.1
Other long-term obligations	19,216.2	–	–	–	19,216.2
Total	₱31,314.9	₱1,433.9	₱3,827.5	₱3,674.3	₱22,379.2

Long-term Lease Obligations

Transponder Lease Agreement. PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement on December 28, 1995 as amended on May 10, 2000. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders for 2002 is US$18.0 million. The aggregate remaining obligation was approximately ₱5,757.5 million as of March 31, 2002.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering the telecommunications facilities established under the Municipal Telephone Act. Under the agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. In case of cancellation, PLDT is liable to pay ₱100 million for each of the two contracts as liquidated damages. As of March 31, 2002, the aggregate remaining obligation was approximately ₱1,049.2 million.

Domestic Fiber Optic Network Submerged Plant Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation for the submarine cable repair and other allied services in relation to the maintenance of PLDT's domestic fiber optic network submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2.1 million, excluding cost for the use of remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of March 31, 2002, the aggregate remaining obligation was approximately ₱402.4 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to twenty-five years expiring at various dates. As of March 31, 2002, the aggregate remaining obligation was approximately ₱160.2 million.

License Agreement with Mobius Management Systems (Australia) Pty. Ltd. PLDT has entered into a license agreement with Mobius, which provides that Mobius shall grant PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under the agreement, Mobius shall also provide maintenance services for the period of one year at no additional maintenance charge. PLDT may purchase maintenance services at the expiration of the first year for a fee of 15% of the current published license fee. As of March 31, 2002, the aggregate obligation was approximately ₱100.8 million.

Other Long-term Lease Obligations. We have various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited. In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, or ACeS, as amended in December 1998, under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from ACeS at least US$5.0 million worth of air time annually over ten years commencing on the commercial operations date of the satellite. In the event ACeS' aggregate billing revenues is less than US$45.0 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15.0 million per year during the ten-year term. As of March 31, 2002, the aggregate remaining obligation was approximately ₱2,554.8 million.

PLDT is endeavoring to amend the agreement because of a partial satellite loss, change in primary business of ACeS and other events affecting the business.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificate for users of the Internet or similar open systems in the Philippines for a period of seven years. In consideration, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum royalty payments aggregating to US$1.3 million for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million during the first year and US$0.3 million in each year thereafter. As of March 31, 2002, the aggregate remaining obligation was approximately ₱202.3 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. On June 4, 2001, pursuant to the debt restructuring plan of Piltel, PLDT issued 2,691,340 Series V, 5,084,029 Series VI and 3,842,000 Series VII Convertible Preferred Stock in exchange for a total of 58,086,845 Series K, Class I Convertible Preferred Stock of Piltel. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for thirty days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for ₱1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of March 31, 2002, a total of 427,254 shares were converted to PLDT common shares consisting of 145,320 Series V and 281,934 Series VI Convertible Preferred Stock. The aggregate value of the put option based on outstanding shares as of March 31, 2002 is ₱19,216.2 million, of which ₱13,193.9 million is payable on June 4, 2008 and ₱6,022.3 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is ₱5,986.7 million, based on the market price of PLDT's common stock of ₱535.00 per share as of March 31, 2002.

Commercial Commitments

The table below shows our outstanding commercial commitments, in the form of standby letters of credit, as of March 31, 2002:

	Amount of Commitment Expiration Per Period			
	Total	Less than 1 year	1–3 years	4–5 years
	(in millions)			
Standby letters of credit	₱3,167.9	₱361.1	₱1,737.3	₱1,069.5

Mabuhay Satellite has an existing Omnibus Agreement with a syndicate of local banks which includes issuance of irrevocable standby letters of credit, as shown in the table above, with an aggregate stated value not exceeding US$61.9 million in favor of the U.S. Export-Import Bank, as security under the credit agreement (see Note 10 to the accompanying financial statements for a more detailed discussion).

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for GSM phone network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract which covers the supply of works for the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the said GSM network. In addition, Master Purchase Orders in the amounts of US$300 million and US$200 million were issued by Smart in August 2000 and 2001, respectively, in favor of Nokia Networks OY for the purchase of additional equipment for the expansion of its GSM phone network. Under these contracts, Nokia will expand the range and quality of Smart's GSM services.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in the Philippine financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations.

Liquidity Risk Management

We seek to manage our liquidity profile to enable us to finance our capital expenditures and service our maturing debts. We intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets, such as an interest in Smart, to cover our financing requirements.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include availing of bank loans, export credit agency guaranteed facilities, debt capital and equity market issues.

For a further discussion, see "Liquidity and Capital Resources—Financing Activities" above.

Foreign Exchange Risk Management

The Philippine peso continued to weaken against the U.S. dollar, depreciating to ₱51.096 = US$1.00 at March 31, 2002 from ₱49.371 = US$1.00 at March 31, 2001. We capitalized foreign exchange gains of ₱1,388.2 million in the first quarter of 2002 and ₱2,659.4 million in the first quarter of 2001. Of these gains, ₱1,787.6 million in the first quarter of 2002 and ₱2,969.7 million in the first quarter of 2001 were attributable to foreign currency denominated liabilities used to finance our capital investments and were therefore recorded as deductions from the carrying value of the related property accounts.

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as of March 31, 2002 (unaudited) and December 31, 2001 (audited):

	March 31, 2002		December 31, 2001	
	U.S. dollars	Pesos	U.S. dollars	Pesos
	(in millions)			
Assets				
Cash and cash equivalents	US$33.0	₱1,686.2	US$40.3	₱2,083.1
Accounts receivable	154.0	7,868.8	145.8	7,536.4
	187.0	9,555.0	186.1	9,619.5
Liabilities				
Accounts payable	34.1	1,742.4	27.3	1,411.1
Accrued and other current liabilities	187.9	9,600.9	165.0	8,528.8
Notes payable	26.3	1,343.9	23.0	1,188.9
Long-term debt	3,110.5	158,934.0	3,156.2	163,144.0
	3,358.8	171,621.2	3,371.5	174,272.8
Net foreign currency-denominated liabilities	US$3,171.8	₱162,066.2	US$3,185.4	₱164,653.3

While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As of March 31, 2002, approximately 97% of our long-term debts were denominated in foreign currencies, principally in U.S. dollars. Thus, the weakening of the peso against the U.S. dollar increased both the principal amount and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests were negatively affected. If, among other things, the value of the peso against the U.S. dollar drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see Note 10 to the accompanying financial statements.

To manage foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks, and hedges to cover all of our exposure are not currently nor readily available.

Specifically, we use forward foreign exchange contracts and foreign currency swap contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. Accordingly, in our results of operations, we recognize the amortization of forward premiums or discounts over the respective terms of these contracts. At March 31, 2002, PLDT and Smart had outstanding forward foreign exchange contracts of US$293.6 million (₱15,001.8 million) and US$28.6 million (₱1,482.3 million), respectively, as described more fully in Note 21 to the accompanying financial statements. Further, PLDT had outstanding cross-currency swap amounting to US$100.0 million (₱5,109.6 million) and an interest rate swap contract amounting to US$175.0 million (₱8,941.8 million) as of March 31, 2002. Smart had a cross-currency swap contract amounting to US$114.5 million (₱5,859.7 million) as of March 31, 2002.

Interest Rate Risk Management

On a limited basis, we also enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.

We make use of hedging instruments and structures solely for reducing or eliminating financial risks associated with our liabilities and not for trading or speculative purposes.

Effect of Peso Depreciation

In the first quarter of 2002 and 2001, our operating revenues which have been received in U.S. dollars or in respect of which we have been able to adjust our service fees to reflect changes in the peso-to-dollar exchange rate have exceeded our U.S. dollar-linked operating expenses. As a result, the depreciation of the peso against the dollar over this period had a positive net impact on our operating profit. However, since substantially all of our indebtedness is denominated in U.S. dollars, such depreciation has also increased our interest expense in peso terms and increased the peso amounts of our U.S. dollar-denominated indebtedness. PLDT has capitalized its foreign exchange losses in respect of its U.S. dollar-denominated indebtedness, and net income in future periods is expected to be negatively affected as a result of higher depreciation expense resulting from such capitalization. Our cash flows are negatively affected by the higher peso cost of repaying U.S. dollar-denominated debts, and our ability to comply with financial covenants and ratios is negatively affected by the increase in the amount of our debts and our interest expenses in peso terms.

Impact of Inflation and Changing Prices

Inflation is a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, while decreases in the relative value of the peso have had a significant effect on us, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2001 was 6.1%, compared to 4.4% in 2000. For the first quarter of 2002, inflation rate averaged 3.6%, compared to an average of 6.8% for the first quarter of 2001.

OTHER INFORMATION

Global Offering of US$350 Million Notes

On May 2, 2002, PLDT issued US$100 million principal amount of 10.625% notes due 2007 and US$250 million principal amount of 11.375% notes due 2012 for an aggregate principal amount of US$350 million. The net proceeds from the sale of these notes will be used to effect the repurchase of PLDT's outstanding 8.5% notes due 2003 and 10.625% notes due 2004 tendered by holders in our tender offer and to prepay other short-term and medium-term debt of PLDT.

On May 3, 2002, PLDT issued an irrevocable notice of prepayment to the Development Bank of the Philippines, as agent, to prepay a loan with an outstanding amount of US$8.8 million.

On May 6, 2002, following PLDT's issuance of the US$350 million notes in the global capital markets, Standard & Poor's raised PLDT's credit rating from "BB-" to "BB" while Moody's confirmed PLDT's "Ba3" credit rating and changed its ratings outlook to "stable."

Piltel Debt Restructuring

On June 4, 2001, Piltel completed the restructuring of approximately ₱41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. For a more detailed discussion of the debt restructuring, see Note 7 to the accompanying financial statements.

As a result of the restructuring:

- all claims of participating creditors were settled.
- ₱20,500 million of Piltel's debt was released in consideration for Piltel convertible preferred shares which were mandatorily and immediately converted into PLDT convertible preferred shares.
- ₱20,500 million of Piltel's debt was restructured into loans having 10-year or 15-year terms.
- Piltel's participating creditors received approximately 11.6 million PLDT convertible preferred shares divided into three series which are denominated in pesos, U.S. dollars and Japanese yen depending on the currency of the restructured debt. These shares are convertible into an equal number of PLDT common shares and if not converted earlier will be mandatorily converted upon the seventh, for the series denominated in pesos and U.S. dollars, or eighth, for the series denominated in Japanese yen, anniversary of their issuance, or if PLDT becomes, or is about to become, insolvent.
- Piltel granted a first priority security interest in substantially all its real and personal property to the participating creditors.
- PLDT granted a put option requiring PLDT to purchase the PLDT common shares received in a mandatory conversion at a purchase price of ₱1,700, US$36.132 or JP¥4,071.89 per share depending on the series. PLDT would be obligated to pay up to ₱4,575.3 million, US$183.7 million and JP¥15,644.2 million under the put option if all the convertible preferred shares were mandatorily converted and all the resulting PLDT common shares were put to PLDT. The aggregate value of the put option as of March 31, 2002 was ₱19,216.2 million.
- PLDT issued a letter of support for the benefit of Piltel and its creditors, under which PLDT is obligated to provide up to US$150 million to make up for shortfalls in Piltel's operating cash flows. As of March 31, 2002, US$61.2 million remained available under the letter of support.

- PLDT received approximately 58.1 million Piltel convertible preferred shares, which are convertible into approximately 9,874.8 million Piltel common shares.

Piltel's agreements with participating creditors in the debt restructuring contain covenants requiring Piltel to comply with certain financial tests. These tests require Piltel to maintain the ratios specified below:

- EBITDA plus the remaining amount of PLDT's funding commitment under PLDT's letter of support must be greater than 1.05 times all anticipated financial debt service costs for the following year; and

- EBITDA plus the remaining amount of PLDT's funding commitment under PLDT's letter of support must be greater than 1.5 times the anticipated interest cost for the following year in the first two financial years after the completion of the debt restructuring.

These agreements also contain a number of negative covenants that, subject to certain exceptions and qualifications, restrict Piltel's ability to take certain actions without the approval of participating creditors, including:

- incurring additional indebtedness;

- acquiring any interest in any business;

- paying dividends or other distributions;

- disposing of all or a substantial portion of its assets or assets essential to its business;

- creating security interests;

- maintaining deposits with entities other than participating creditors; and

- entering into transactions with related parties.

Under the debt restructuring plan, until all amounts owing to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redemption or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include equity funding to Piltel and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm's-length terms and/or in which the pricing is based on market terms. Under the terms of the debt restructuring plan, Piltel is not permitted to pay in any year an aggregate amount exceeding US$10.0 million to creditors in respect of unrestructured debt.

Unrestructured Piltel Debt

Piltel is currently not in compliance with the terms of debt that was not restructured in the debt restructuring plan, consisting of US$7.5 million principal amount (approximately US$9.9 million redemption price at the option of the holders) of convertible bonds, US$6.2 million of other U.S. dollar debt and approximately ₱107.0 million of peso debt. Piltel may not be able to restructure or otherwise pay the claims of its unrestructured debt. However, default on and acceleration of Piltel's unrestructured indebtedness does not create a cross-default under Piltel's restructured indebtedness or any indebtedness of PLDT.

On January 17, 2002, Piltel defaulted on payment of the redemption price of unrestructured convertible bonds upon the exercise of the holders of their option to require the redemption of their convertible bonds on that date. Piltel received notice of acceleration from the trustee for the convertible bondholders in early February 2002. Piltel is currently in discussion with certain of the convertible bondholders and is seeking the restructuring of such debt on the terms and conditions of Piltel's debt restructuring plan, but there is no assurance that Piltel and bondholders will be able to reach an agreement to resolve the default and notice of acceleration.

In addition, Piltel is not in compliance with other terms of its unrestructured debt. On February 7, 2002, Piltel obtained the necessary consents to include approximately ₱107.0 million indebtedness in the restructuring and signed the restructuring documents in April 2002. Also, Piltel is currently in the process of finalizing with the holder of US$6.2 million debt the terms on which that holder would participate in the restructuring.

If Piltel's unrestructured creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of the Piltel creditors that participated in the debt restructuring agreed in connection with the debt restructuring that they would submit Piltel to a rehabilitation proceeding in those circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. We cannot assure you that a rehabilitation plan which incorporates the financial terms of the debt restructuring plan would be adopted promptly or at all. Even if such a rehabilitation plan were adopted, we cannot assure you that Piltel would prove to be financially viable afterwards.

If Piltel is unable to restructure all its debt on the terms and conditions of the debt restructuring plan or if an involuntary insolvency proceeding seeking rehabilitation or liquidation is commenced against Piltel, Piltel may be required to draw down some or all of the remaining amounts available under the PLDT letter of support more quickly and in larger amounts than anticipated by PLDT. Due to the possible impairment of PLDT's investment in Piltel in those circumstances, PLDT may also be required to write down its investment in Piltel (including any additional investment from further drawings under the letter of support) sooner than anticipated.

Investments in Piltel

PLDT initially invested in common shares of Piltel in 1975, which increased to a majority ownership in 1998 and reached 57.6% common share ownership in June 1998. In addition, PLDT holds ₱4,472.1 million in preferred shares of Piltel, consisting of ₱116.2 million received in exchange for the issuance of PLDT convertible preferred shares as part of Piltel's debt restructuring and ₱4,355.9 million received in consideration of drawings under the letter of support issued by PLDT for the benefit of Piltel and its creditors. The Piltel convertible preferred shares are convertible into 170 million Piltel common shares. On June 27, 2001, PLDT delivered 208 million Piltel common shares to certain financial advisors of Piltel to settle part of the fees incurred by Piltel in its debt restructuring. As a result, PLDT's ownership interest in Piltel's outstanding common stock decreased to approximately 45.3% and Piltel is no longer included in the consolidated balance sheet of PLDT after June 27, 2001 under Philippine GAAP.

On August 8, 2001, the Board of Directors of Piltel approved an asset write-down of ₱13,984.1 million, which was reflected in Piltel's accounts as of June 30, 2001. This resulted from Piltel's decision to scale down its analog/CDMA network and the announcement by equipment vendors in recent months of support for GSM in the 850 Mhz frequency band, which Piltel believes will make it more likely that analog/CDMA service will be superseded by GSM service on that frequency band.

The carrying value of PLDT's investment in Piltel's common shares has been reduced to zero as a result of PLDT's accumulated equity in Piltel's losses following the significant losses suffered by Piltel since 1997. The carrying value of PLDT's investment in Piltel's preferred shares has been reduced to ₱598.0 million after taking into account PLDT's equity in net losses of Piltel up to June 27, 2001 in excess of the carrying amount of PLDT's investment in Piltel common shares and provisions for the estimated permanent decline in the value of PLDT's investment in Piltel preferred shares up to March 31, 2002.

Related Party Transactions

Companies within the PLDT Group are engaged in arm's-length transactions in the ordinary course of business. We believe that the terms of these transactions are comparable with those available from unrelated parties.

- *Telecommunications services provided within the PLDT Group* — interconnection agreements with among PLDT, Smart, Piltel, Clark Telecom, Subic Telecom and MaraTel under the terms similar with those of other telecommunications providers outside the PLDT Group;

- *Transponder Lease from Mabuhay Satellite to PLDT* — an agreement pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. Total fees under this agreement amounted to ₱230.4 million and ₱225.0 million for the three months ended March 31, 2002 and 2001, respectively;

- *Facilities Management Agreement between PLDT and Piltel* — an agreement under which PLDT undertook the management, operation and maintenance of Piltel's regional telecommunication and Executive Order No. 109 network operations and services. Total management fees under this agreement amounted to ₱23.9 million and ₱10.1 million for the three months ended March 31, 2002 and 2001, respectively.

- *Facilities Management Agreement between Subic Telecom and Piltel* — an agreement under which Subic Telecom manages the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. Total management fees under this agreement amounted to ₱5.9 million and ₱6.3 million for the three months ended March 31, 2002 and 2001, respectively.

- *Agreements between Smart and Piltel* — agreements in connection with the integration of Smart's and Piltel's operations under which Smart undertakes to manage Piltel's facilities, customer services and administrative support and management services; and

Piltel accesses Smart's GSM network to enable Piltel to offer prepaid cellular service using GSM technology. Total fees under these management agreements amounted to ₱159.8 million and ₱122.1 million for the three months ended March 31, 2002 and 2001, respectively;

- *Air Time Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements* — an agreement under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines; and

- *Facilities Management Agreement between Smart and ACeS Philippines* — an agreement under which Smart shall undertake the management, maintenance and operations of the ACeS Global Mobile Personal Communications by Satellite and provides certain administrative support and services in certain aspects of ACeS Philippines' business operations. Total fees under this agreement amounted to ₱3.0 million for the three months ended March 31, 2002.

For a detailed discussion of the above and other related party transactions, see Note 13 to the accompanying financial statements.



PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

FINANCIAL STATEMENTS

AS OF MARCH 31, 2002 AND DECEMBER 31, 2001

AND FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

BALANCE SHEETS
(In Millions)

	Consolidated		Non-Consolidated	
	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
ASSETS				
Current Assets				
Cash and cash equivalents (Note 20)	₱3,579.1	₱4,122.7	₱1,847.2	₱2,336.2
Accounts receivable – net (Notes 4, 13 and 20)	26,274.4	26,797.1	21,726.5	21,019.5
Inventories and supplies – net (Note 5)	6,687.8	5,204.6	3,531.7	3,685.4
Deferred income tax (Note 16)	1,792.3	1,439.4	1,390.4	1,219.8
Prepayments and other current assets	1,711.4	2,172.3	730.0	860.5
Total Current Assets	40,045.0	39,736.1	29,225.8	29,121.4
Property, Plant and Equipment – net (Notes 5, 6, 10, 13 and 18)	253,659.0	256,477.0	194,063.0	197,646.8
Investments (Notes 2, 7, 10, 12, 13 and 15)	6,051.8	6,424.1	37,573.6	36,936.6
Other Assets (Notes 7, 8, 13 and 21)	5,243.4	4,985.1	1,158.9	808.5
	₱304,999.2	₱307,622.3	₱262,021.3	₱264,513.3
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable (Notes 13 and 20)	₱11,480.1	₱12,234.3	₱7,640.7	₱8,673.6
Current portion of long-term debt (Notes 6, 10, 13, 20 and 21)	20,759.6	19,285.7	14,202.2	14,274.4
Accrued and other current liabilities (Notes 9, 13, 16 and 20)	8,488.4	8,188.9	4,969.4	4,600.3
Notes payable (Notes 13 and 20)	5,770.7	6,461.9	1,807.7	1,961.9
Income tax payable (Note 16)	419.2	354.9	181.2	181.4
Dividends payable (Note 12)	371.1	322.7	371.1	322.6
Total Current Liabilities	47,289.1	46,848.4	29,172.3	30,014.2
Long-term Debt – net of current portion (Notes 6, 10, 13, 20 and 21)	149,251.5	149,593.8	124,410.2	127,240.8
Deferred Credits and Other Liabilities (Notes 11, 13 and 21)	8,775.3	12,976.9	10,079.2	10,339.9
Deferred Income Tax (Note 16)	9,118.9	8,621.5	8,708.4	8,290.8
Minority Interest in Consolidated Subsidiaries	913.2	954.1	–	–
Stockholders' Equity (Notes 2 and 12)	89,651.2	88,627.6	89,651.2	88,627.6
	₱304,999.2	₱307,622.3	₱262,021.3	₱264,513.3

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF INCOME
(In Millions, Except Per Share Amounts)

	Consolidated		Non-Consolidated	
	Three Months Ended March 31			
	2002	2001	2002	2001
	(Unaudited)			
OPERATING REVENUES (Notes 13 and 19)				
Fixed line services:				
Local exchange	₱5,504.0	₱5,376.6	₱5,474.0	₱5,210.5
International long distance	2,509.3	3,257.9	2,490.3	3,157.0
National long distance	1,837.8	2,254.4	1,816.6	2,212.7
Data and other network	1,297.4	975.3	1,291.6	946.6
Miscellaneous	132.0	128.8	121.9	94.0
Wireless services	7,678.9	5,966.9	–	–
Information and communications technology services	118.0	76.1	–	–
	19,077.4	18,036.0	11,194.4	11,620.8
OPERATING EXPENSES				
Depreciation and amortization (Note 6)	5,611.4	5,434.2	3,217.7	3,069.2
Compensation and benefits (Note 14)	2,507.6	2,263.7	1,778.3	1,811.2
Selling and promotions	1,923.3	2,298.1	291.1	466.0
Maintenance (Note 13)	1,149.6	1,152.7	785.1	826.6
Provision for doubtful accounts	803.4	865.3	702.0	690.0
Rent (Note 13)	697.9	526.3	423.5	455.4
Professional and other service fees (Note 13)	494.0	571.9	230.8	305.2
Taxes and licenses	215.4	185.4	132.5	113.2
Other operating costs (Note 13)	751.6	1,055.3	403.8	643.0
	14,154.2	14,352.9	7,964.8	8,379.8
NET OPERATING INCOME	4,923.2	3,683.1	3,229.6	3,241.0
OTHER EXPENSES – net (Notes 4, 6, 7, 8, 10, 13, 15 and 20)	3,165.9	3,088.4	1,680.4	2,425.0
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	1,757.3	594.7	1,549.2	816.0
PROVISION FOR INCOME TAX (Note 16)	458.3	473.6	247.0	187.1
INCOME BEFORE MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	1,299.0	121.1	1,302.2	628.9
MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	(3.2)	(507.8)	–	–
NET INCOME	₱1,302.2	₱628.9	₱1,302.2	₱628.9
Earnings Per Common Share (Note 17)				
Basic	₱5.32	₱1.74	₱5.32	₱1.74
Diluted	5.27	1.74	5.27	1.74

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Three Months Ended March 31, 2002 and 2001
(In Millions)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
			(Unaudited)		
Balance at January 1, 2001	₱3,921.3	₱842.5	₱48,880.1	₱32,883.5	₱86,527.4
Net income for the period	–	–		628.9	628.9
Cash dividends	–	–		(603.7)	(603.7)
Issuance of capital stock	59.3	–		–	66.8
Balance at March 31, 2001	₱3,980.6	₱842.5	₱48,887.6	₱32,908.7	₱86,619.4
Balance at January 1, 2002	₱4,242.3	₱844.5	₱48,905.5	₱34,635.3	₱88,627.6
Net income for the period	–	–		1,302.2	1,302.2
Cash dividends	–	–		(495.2)	(495.2)
Partial redemption of Series IV Preferred Stock (Note 12)	(60.0)	–		–	(60.0)
Excess of redemption price over par value (Note 12)	–	–		(12.0)	(12.0)
Issuance of capital stock	280.7	0.5		–	288.6
Balance at March 31, 2002	**₱4,463.0**	**₱845.0**	**₱48,912.9**	**₱35,430.3**	**₱89,651.2**

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CASH FLOWS
(In Millions)

	Consolidated		Non-Consolidated	
	Three Months Ended March 31			
	2002	2001	2002	2001
	(Unaudited)			
CASH FLOWS FROM OPERATING ACTIVITIES				
Income before income tax	₱1,760.5	₱1,102.5	₱1,549.2	₱816.0
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	5,611.4	5,434.2	3,217.7	3,069.2
Provision for doubtful accounts	803.4	865.3	702.0	690.0
Minority interest in net losses of consolidated subsidiaries	(3.2)	(507.8)	–	–
Equity in net losses (earnings) of investees, including goodwill amortization and provision for permanent decline in value of investment	381.2	(5.2)	(690.5)	(117.5)
Others	77.2	(134.2)	–	–
Interest income	(258.1)	(425.4)	(7.6)	(94.5)
Interest expense	3,381.2	3,839.6	2,531.7	2,730.2
Operating income before working capital changes	11,753.6	10,169.0	7,302.5	7,093.4
Changes in operating assets and liabilities				
Decrease (increase) in:				
Accounts receivable	(259.8)	(1,559.2)	(1,451.3)	(1,181.8)
Inventories and supplies	(1,572.7)	(691.9)	153.7	97.4
Prepayment and other current assets	(505.0)	(244.2)	(272.5)	(142.9)
Other assets	(376.6)	(964.4)	(296.8)	219.8
Increase (decrease) in:				
Accounts payable	(670.7)	1,652.3	(1,033.0)	2,247.7
Accrued and other current liabilities	67.1	116.6	282.3	1,269.5
Deferred credits and other liabilities	(661.5)	822.7	(260.7)	(1,246.5)
Cash generated from operations	7,774.4	9,300.9	4,424.2	8,356.6
Income taxes paid	(10.3)	(8.7)	(0.2)	–
Net cash provided by operating activities	7,764.1	9,292.2	4,424.0	8,356.6
CASH FLOWS FROM INVESTING ACTIVITIES				
Net additions to property, plant and equipment	(3,773.0)	(2,662.5)	(443.5)	(1,317.2)
Interest paid – capitalized to property, plant and equipment	(386.1)	(613.5)	(325.4)	(393.2)
Net additions to investments	(0.2)	(312.9)	–	(2,073.8)
Interest received	135.8	420.3	7.3	92.1
Net cash used in investing activities	(4,023.5)	(3,168.6)	(761.6)	(3,692.1)

(Forward)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CASH FLOWS
(In Millions)

	Consolidated		Non-Consolidated	
	Three Months Ended March 31			
	2002	2001	2002	2001
	(Unaudited)			
CASH FLOWS FROM FINANCING ACTIVITIES				
Additions to long-term debt	₱4,577.1	₱631.5	₱1,813.6	₱631.5
Reduction of long-term debt	(4,582.5)	(2,514.3)	(3,149.3)	(2,292.3)
Addition to (reductions of) notes payable	(706.1)	41.9	(154.3)	(0.6)
Interest paid – net of capitalized portion	(3,305.9)	(4,396.8)	(2,406.8)	(3,340.7)
Cash dividends paid	(446.7)	(567.9)	(446.7)	(567.9)
Proceeds from issuance of capital stock	288.6	66.8	288.6	66.8
Redemption of preferred stock	(72.0)	–	(72.0)	–
Net cash used in financing activities	(4,247.5)	(6,738.8)	(4,126.9)	(5,503.2)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(36.7)	(153.4)	(24.5)	(160.4)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(543.6)	(768.6)	(489.0)	(999.1)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,122.7	9,674.3	2,336.2	7,780.8
CASH AND CASH EQUIVALENTS AT END OF PERIOD	₱3,579.1	₱8,905.7	₱1,847.2	₱6,781.7

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

NOTES TO FINANCIAL STATEMENTS

1. General

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major stockholder since PLDT's incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of Republic Telephone Company.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange or PSE, and, prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established pursuant to which Citibank N.A., as depositary, issued ADRs evidencing American Depositary Shares or ADSs, with each ADS representing one common share. The ADSs are listed and traded on the New York Stock Exchange and the Pacific Exchange in the United States.

PLDT's charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period to 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and rates charged by PLDT.

2. Basis of Financial Statement Presentation

Our financial statements have been prepared in accordance with generally accepted accounting principles in the Philippines, or Philippine GAAP.

Our unaudited financial statements include, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the results of operations that may be expected for the full year.

In preparing the unaudited March 31 financial statements, we followed the same accounting policies and methods of computation that we had applied in the preparation of the audited December 31, 2001 financial statements.

Our unaudited consolidated financial statements include the unaudited financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group):

Name of Subsidiary/Affiliate	Principal Activity	Percentage of Ownership As of March 31, 2002	2001
Fixed Line			
PLDT Clark Telecom, Inc. or Clark Telecom	Telecommunications services	100.0	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0	100.0
Smart-NTT Multimedia, Inc., or SNMI	Data and network services	100.0	100.0
Maranao Telephone Company, Inc., or MaraTel	Telecommunications services	92.3	–
Wireless			
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	100.0	100.0
Telesat, Inc., or Telesat	Satellite communications services	94.4	94.4
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Fixed line satellite services	88.5	88.5
Mabuhay Philippines Satellite Corporation, or Mabuhay Satellite	Satellite communications services	67.0	67.0
Pilipino Telephone Corporation, or Piltel, and subsidiaries*	Cellular mobile and telecommunications services	45.3	57.6
Information and Communications Technology			
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0

* *Ceased to be treated as a consolidated subsidiary effective June 27, 2001.*

Investment in Piltel

On June 4, 2001, Piltel completed the restructuring of approximately ₱41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date. On June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing 12.3% of Piltel's outstanding common shares, to financial advisors of Piltel to settle part of the fees in connection with the debt restructuring. As a result, PLDT's ownership in Piltel's outstanding common stock decreased from 57.6% to approximately 45.3% and Piltel ceased to be treated as a consolidated subsidiary effective June 27, 2001. Accordingly, Piltel's financial position and results of operations are excluded from our consolidated balance sheets as of March 31, 2002 (unaudited) and December 31, 2001 (audited) and unaudited consolidated statements of income, changes in stockholders' equity and cash flows for the three months ended March 31, 2002, respectively. For a more detailed discussion of the Piltel debt restructuring and the accounting treatment of Piltel, see *Note 7 – Investments*.

Investments in Other Subsidiaries

Additional equity investments of PLDT are discussed in *Note 7 – Investments.*

All significant inter-company balances and transactions have been eliminated in the consolidation.

3. Significant Accounting Policies

Our significant accounting policies and practices are discussed below to facilitate the understanding of our financial statements:

Revenue Recognition

Fixed Line Services

Local Exchange Service. Our local exchange revenues consist of: (1) flat monthly fees for our billed service; (2) installation charges and other one-time fees associated with the establishment of customer service; (3) local access charges paid by other telephone companies, including cellular operators, for calls that terminate to our local exchange network customers; (4) proceeds from sales of prepaid call cards; and (5) charges for value-added services.

Flat monthly fees are recognized as revenue on an accrual basis, based on contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the telephone service has been activated. Local access charges are recognized upon the completion of a call that has terminated to our local exchange network. Revenues from sales of prepaid call cards are recorded immediately upon sale to either end users or dealers, gross of commissions and discounts given to dealers, which are recorded as selling and promotion expenses.

International Long Distance Service. International long distance revenues generated through our international gateway facilities consist of: (1) inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls; (2) access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and (3) outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

International long distance revenues are recognized based on minutes of traffic processed and contracted fees as incurred. Revenue shortfalls, consisting of interconnection revenues under dispute with foreign telecommunication administrations, are initially deferred and are recognized as earned only upon settlement.

National Long Distance Service. National long distance revenues consist of: (1) per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and (2) access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

National long distance revenues are recognized based on minutes of traffic processed and contracted fees as incurred.

Data and Other Network Services. Data and other network services revenues consist of revenues derived from (1) traditional bandwidth services — high-speed point-to-point domestic and international digital leased line services; (2) broadband/packet-based/Internet-based services — frame relay; asynchronous transfer mode, or ATM; Internet protocol-virtual private network, or IP-VPN; digital subscriber line, or DSL; Internet gateway; and wholesale DS3; and (3) other packet-based switching services — Datapac and integrated services digital network, or ISDN.

Data and other network services revenues are recognized based upon contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the data or other network service has been activated.

Wireless Service

Cellular Service. Our cellular service revenues consist of: (1) revenues derived from sales of cellular prepaid cards; (2) revenues from incoming calls and messages to our customers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service; (3) charges for value added services; (4) facility service fees charged to Piltel for using Smart's GSM network for Piltel's Talk 'N Text prepaid cellular service; (5) monthly service fees from postpaid subscribers, including charges for calls in excess of allocated free local calls, toll charges for national and international long distance calls, and charges for text messages of our GSM service customers in excess of allotted free text messages; and (6) other charges, including reconnection and migration charges.

Revenues from the sale of cellular prepaid cards comprise proceeds from sales of prepaid cards sold to dealers and (1) the value of prepaid cards given to dealers as commissions for activations; (2) the value of free airtime included with subscriber identification modules, or SIM, cards upon purchase; and (3) discounts given to dealers. The corresponding value of the items above is recorded at the time of sale as part of selling and promotion expenses. Revenues from sales of prepaid call cards are recorded immediately upon sale to either end users or dealers.

Payments made to other carriers arising from the use of cards given in connection with the foregoing are recorded as part of total interconnection fees to the appropriate carrier and netted against the interconnection income as calls are made. Revenue shortfalls, consisting of interconnection revenues under dispute with foreign telecommunications administrations, are initially deferred and are recognized as earned only upon final settlement.

Postpaid services revenue, including charges for text messaging in excess of allotted free messages provided, is recognized based upon minutes of traffic processed and contracted fees for services provided. Charges for value-added services are recognized as they are used by the customer.

Other charges, including reconnection and migration charges, are recognized as the related service is provided to customers.

Satellite, VSAT and Other Services. Our revenues from satellite, very small aperture terminal, or VSAT, and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies.

Cash Equivalents

Cash equivalents shown in the statements of cash flows represent highly liquid debt instruments purchased with original maturities of three months or less from acquisition dates.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for potentially uncollectible receivables. The level of allowance is based on past collection experience and other factors that may affect collectibility. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the period.

The allowance is established by charges to income in the form of provisions for doubtful accounts. Such provisions are computed as a certain percentage of operating revenues. In addition, accounts specifically identified to be potentially uncollectible are provided with adequate allowance.

Inventories and Supplies

Inventories and supplies — which include cellular phone units, pagers, materials, spare parts, terminal units and accessories — are stated at the lower of cost or net realizable value. Cost is determined using the moving average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Cost includes interest on borrowed funds used during the construction period and capitalized foreign exchange losses and gains related to foreign currency-denominated liabilities used to acquire such assets, net of foreign exchange gains on restatement of current monetary items.

Property, plant and equipment are depreciated using the straight-line method over their estimated useful lives as follows:

Property, Plant and Equipment	Estimated Useful Lives
Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Cellular facilities	10 years
Buildings	25 – 40 years
Vehicles and other work equipment	5 – 10 years
Furniture	3 – 10 years
Communications satellites	15 years
Information origination/termination equipment	5 – 15 years
Land improvements	10 years

The depreciation of the communications satellite is based on the aggregate predicted life of its transponders estimated from the date of launch. Leasehold improvements are amortized over the estimated useful lives of the improvements or the term of the lease, whichever is shorter.

We review the carrying amounts of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Our review assesses the recoverable values of the relevant assets based on our estimates of the value from continued use of the asset and its eventual disposition or our best estimate of the fair value of the assets based on industry trends and reference to market rates and comparable transactions. If an asset write-down is not considered necessary, the asset's estimated useful lives and salvage values are reviewed to determine if any adjustments are necessary.

Maintenance and repair costs are charged to operations as incurred. Renewals and improvements that extend the lives of the equipment are charged to the appropriate property accounts. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected as income or loss for the period.

Investments in Shares of Stock

Investments in shares of stock of companies where PLDT's ownership is 20% or more are accounted for using the equity method. Under this method, the cost of the investments is increased or decreased by PLDT's equity in net earnings or losses of the investees since acquisition dates, adjusted for the straight-line amortization over a period of five years of the difference between the cost of such investments and the proportionate share in the underlying net assets of the investees at acquisition dates. Dividends received are treated as reductions in the carrying amount of our investments.

Our investments in companies over which no significant influence is exercised are stated at cost.

Deferred Charges

Expenses incurred by certain of our consolidated subsidiaries prior to the start of their commercial operations are capitalized. These capitalized expenses will be or are being amortized from the start of their commercial operations. Issuance costs, underwriting fees and related expenses incurred in connection with our issuance of debt instruments are deferred and amortized over the terms of the instruments.

Interest Capitalization

For financial reporting purposes, interest and other financing charges incurred during the installation of major capital projects are capitalized as part of the cost of the assets. For income tax purposes, such charges are treated as deductible expenses in the year they are incurred.

Employees' Benefit Plan

PLDT uses the projected unit credit of accrued benefit valuation method. Expenses are accrued in amounts equal to the current service cost and amortization of past service costs, interest on unfunded actuarial liability and amortization of transition liability over the expected future service years of the employees covered by their respective benefit plans.

Financial Instruments

Foreign currency-denominated monetary assets and liabilities are translated into pesos based on the prevailing Philippine Dealing System weighted average exchange rates at balance sheet dates.

Foreign exchange differences as a result of change in the exchange rate which affects liabilities arising from the acquisition of assets are included in the carrying amount of the related assets to the extent that the adjusted carrying amount of the asset does not exceed the lower of replacement cost and the amount recoverable from the use or sale of the assets.

Forward foreign exchange contracts and foreign currency swap contracts entered into to manage foreign currency risks associated with our foreign currency denominated loans are deferred and offset against foreign exchange gains or losses on the underlying hedged item. Premiums on currency swaps are charged to operations over the life of the contracts.

Treasury rate lock and interest rate swap agreements are entered into to manage our exposure to interest rate fluctuations. Gains on the treasury lock agreements are deferred and amortized over the terms of the securities.

Income Taxes

We apply the liability method in accounting for income taxes which requires recognition of deferred tax assets and liabilities for (1) the future tax consequences attributable to temporary differences between our financial statement and tax reporting bases of assets and liabilities; and (2) net operating loss carryover (NOLCO).

Under the liability method, deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled and when the net operating loss carryover are expected to be applied. Provision for income tax includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax reporting bases of assets and liabilities. A valuation allowance is provided for deferred tax assets that are likely unrecoverable.

Earnings Per Common Share

Basic earnings per common share is computed by dividing earnings applicable to common stock by our weighted average number of common shares, after giving retroactive effect to stock dividend declarations, adjusted to equivalent shares of our combined corporation for all periods presented. Diluted earnings per common share is computed in the same manner assuming that, at the beginning of the period or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares and bonds are converted to common stock.

Recently Issued Accounting Pronouncements

In 2001, the PLDT Group adopted the provisions of the following Statements of Financial Accounting Standards, or SFAS:

- SFAS No. 1 (revised 2000), "Presentation of Financial Statements";
- SFAS No. 4 (revised 2000), "Inventories";
- SFAS No. 22 (revised 2000), "Cash Flow Statements"; and
- SFAS No. 31, "Segment Reporting".

4. Accounts Receivable

This account consists of receivables from:

	Consolidated		Non-Consolidated	
	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)	**March 31, 2002 (Unaudited)**	December 31, 2001 (Audited)
	(In Millions)			
Customers and agents	**₱28,105.2**	₱28,196.9	**₱22,039.9**	₱21,638.7
Others	**3,620.0**	4,161.7	**3,085.8**	2,496.4
	31,725.2	32,358.6	**25,125.7**	24,135.1
Less allowance for doubtful accounts	**5,450.8**	5,561.5	**3,399.2**	3,115.6
	₱26,274.4	₱26,797.1	**₱21,726.5**	₱21,019.5

On June 30, 1999, PLDT entered into a Master Receivables Purchase and Sale Agreement with a foreign financial institution, or the Purchaser, under which PLDT sold to the Purchaser eligible receivables from certain foreign carriers in several discrete sales. Under this agreement, PLDT services, administers and collects the receivables on behalf of the Purchaser, and it transfers all its rights of ownership to the Purchaser upon sale. The termination date of the facility was initially extended from June 22, 2000 to June 20, 2001 and further extended to June 27, 2002.

On September 21, 2000, PLDT entered into a similar Master Receivables Purchase and Sale Agreement with another foreign financial institution covering foreign carriers that were not included in the June 30, 1999 agreement. This agreement has no outstanding balance as of March 31, 2002.

Sales of receivables under these agreements amounted to US$17.7 million (₱873.9 million) for the three months ended March 31, 2001, with resulting losses of US$0.7 million (₱34.6 million). The losses are included in the "Other Expenses – net" account in our unaudited statements of income, while the receivables sold have been excluded from our unaudited balance sheets.

There was no sale of receivables made for the three months ended March 31, 2002.

5. Inventories and Supplies

This account consists of:

	Consolidated		Non-Consolidated	
	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
	(In Millions)			
Terminal and cellular phone units	₱3,471.6	₱2,013.9	₱480.5	₱534.1
Spare parts and supplies	2,305.6	2,341.9	2,298.2	2,335.9
Others	910.6	848.8	753.0	815.4
	₱6,687.8	₱5,204.6	₱3,531.7	₱3,685.4

Spare parts and supplies issued to various projects are included as part of construction in progress account shown under "Property, Plant and Equipment." In 2001, spare parts and supplies recovered from various completed projects amounting to ₱1,399.5 million were included in the "Inventories and Supplies" account.

6. Property, Plant and Equipment

This account consists of:

	Consolidated		Non-Consolidated	
	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
	(In Millions)			
Cable and wire facilities	₱99,556.4	₱98,321.7	₱98,553.1	₱97,287.2
Central office equipment	91,858.4	91,647.9	91,382.6	91,179.1
Cellular facilities	50,167.7	47,514.5	–	–
Buildings	24,167.9	24,347.5	22,744.9	22,936.0
Vehicles, furniture, and other work equipment	17,875.9	17,408.1	10,945.3	10,970.4
Communications satellites	10,551.5	10,722.5	–	–
Information origination/ termination equipment	5,334.0	5,340.5	5,128.7	5,191.3
Land and improvements	2,270.6	2,318.5	2,124.3	2,171.8
	301,782.4	297,621.2	230,878.9	229,735.8
Less accumulated depreciation and amortization	78,242.9	72,891.9	59,405.8	56,348.6
	223,539.5	224,729.3	171,473.1	173,387.2
Property under construction	30,119.5	31,747.7	22,589.9	24,259.6
	₱253,659.0	₱256,477.0	₱194,063.0	₱197,646.8

Substantially all our telecommunications equipment is purchased outside the Philippines. A significant source of financing for such purchases is foreign loans requiring repayment in currencies other than Philippine pesos, principally U.S. dollars (see *Note 10 – Long-term Debt*). Interest and net foreign exchange gains capitalized to property, plant and equipment for the three months ended March 31, 2002 and 2001 were as follows:

	Consolidated		**Non-Consolidated**	
	Three Months Ended March 31			
	2002	2001	**2002**	2001
	(Unaudited) (In Millions)			
Interest	**₱386.1**	₱613.5	**₱325.4**	₱393.2
Foreign exchange gains	**(1,388.2)**	(2,659.4)	**(1,135.0)**	(2,253.1)

In 2001, Smart revised the estimated remaining useful lives of certain of its analog network assets from 6.8 years to 2.25 years to reflect the effects of obsolescence, the continuing decline in analog subscribers, competition and other economic factors which are considered to have shortened the economic useful lives of these assets. The reduction in the estimated useful lives resulted in an additional depreciation charge of ₱360.0 million and ₱300.0 million for the three months ended March 31, 2002 and 2001, respectively.

PLDT's properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value based on the December 29, 1997 exchange rate of ₱40.116 to US$1.00. As of December 31, 1997, the sound value was ₱225,965.6 million and the appraisal increment was ₱82,723.1 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of March 31, 2002 and 2001, the appraisal increment on PLDT's properties still in service, net of a 5% disallowance factor, amounted to ₱49,905.9 million and ₱56,754.5 million, respectively.

Under the terms of certain loan agreements, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

7. Investments

This account consists of:

	Consolidated		Non-Consolidated	
	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
	(In Millions)			
Investments in shares of stock:				
Cost				
Common	₱6,458.9	₱6,458.9	₱25,918.9	₱25,918.9
Preferred	5,482.7	5,473.8	13,509.4	13,509.4
	11,941.6	11,932.7	39,428.3	39,428.3
Accumulated equity in net losses	(8,030.0)	(7,648.8)	(3,906.9)	(4,543.9)
Total cost and accumulated equity in net losses	3,911.6	4,283.9	35,521.4	34,884.4
Investment in debt securities	2,140.2	2,140.2	2,052.2	2,052.2
	₱6,051.8	₱6,424.1	₱37,573.6	₱36,936.6
Investments in shares of stock:				
At equity:				
Smart	₱–	₱–	₱28,933.8	₱27,803.2
ACeS Philippines	–	–	2,068.1	2,091.7
Mabuhay Satellite	–	–	1,245.2	1,224.0
ePLDT	–	–	936.5	1,048.8
Subic Telecom	–	–	781.7	785.6
MaraTel	–	–	400.2	435.2
Clark Telecom	–	–	241.3	239.2
Telesat	–	–	152.2	144.2
SNMI	–	–	123.8	123.9
Others	706.4	719.8	–	–
	706.4	719.8	34,882.8	33,895.8
At cost:				
ACeS International Limited	1,614.4	1,614.4	–	–
Piltel (Note 2)	598.0	948.0	598.0	948.0
Mabuhay Space Holdings Limited	875.3	885.3	–	–
Others	117.5	116.4	40.6	40.6
	3,205.2	3,564.1	638.6	988.6
	₱3,911.6	₱4,283.9	₱35,521.4	₱34,884.4

Investments in Piltel

Piltel has experienced significant financial difficulties arising from several factors affecting its business. In 1999, it imposed a moratorium on payment of its outstanding indebtedness and began negotiations for the restructuring of its indebtedness to financial creditors. On June 4, 2001, Piltel completed the restructuring of approximately ₱41.1 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date, including its contingent liability to Marubeni Corporation, or Marubeni, arising out of a Build-Transfer Agreement between Piltel and Marubeni.

Under the terms of the restructuring, 50% of Piltel's debt was cancelled in exchange for Piltel convertible preferred shares which were mandatorily exchanged for PLDT convertible preferred shares, and the balance was restructured into 10-year and 15-year loans secured by substantially all of the present and future assets of Piltel. See *Note 12 – Stockholders' Equity* for the terms of the PLDT convertible preferred shares.

Summarized below are the principal terms of the restructured debt of Piltel:

	10-Year Loans	**15-Year Loans**	**Term Notes Facility**	**Conversion Notes**
Final maturity	10 years from Effective Date	15 years from Effective Date	15 years plus 10 days from Effective Date	15 years from Effective Date
Amortization per annum	Years 1 and 2 – 0.00% Years 3 to 9 – 0.10% Year 10 – 99.30%	Years 1 and 2 – 0.00% Years 3 and 4 – 0.10% Year 5 – 2.00% Years 6 to 14 – 10.00% Year 15 – 7.80%	Years 1 and 2 – 0.00% Years 3 to 14 – 0.10% Year 15 – 98.80%	Years 1 and 2 – 0.00% Years 3 and 4 – 0.10% Year 5 – 1.05% Years 6 to 9 – 5.05% Year 10 – 54.65% Years 11 to 14 – 5.00% Year 15 – 3.90%
Interest rate	<u>Peso facility</u> – Philippines 91-day treasury bill rate (T-Bill Rate) or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate (PHIBOR), if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a. <u>U.S. dollar facilities</u> – London interbank offered rate (LIBOR) for three-month U.S. dollar deposits plus 1.00% p.a. <u>Yen facility</u> – LIBOR for three-month Yen deposits plus 1.00% p.a.		181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for six-month U.S. dollar deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually	

Under the terms of the debt restructuring, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the Letter of Support, PLDT will provide funding to Piltel in the event that the cash flow from Piltel's operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing subsidiaries and affiliates. As of March 31, 2002, the undrawn balance that would be available under the Letter of Support was US$61.2 million due to investments made from March 23, 2000 in the aggregate amount of US$88.8 million.

Until all amounts owing to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redemption, or distribution in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include equity funding to Piltel and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm's-length terms and/or in which the pricing is based on market terms.

On June 27, 2001, PLDT transferred 208 million common shares of Piltel, representing 12.3% of Piltel's outstanding common shares, to financial advisors of Piltel to settle part of the fees in connection with the debt restructuring. As a result, PLDT's ownership in Piltel's outstanding common stock decreased from 57.6% to approximately 45.3% and Piltel ceased to be treated as a consolidated subsidiary effective June

27, 2001. Accordingly, Piltel's financial position and results of operations are excluded from our consolidated balance sheets as of March 31, 2002 (unaudited) and December 31, 2001 (audited) and unaudited consolidated statements of income, changes in stockholders' equity and cash flows for the three months ended March 31, 2002, respectively.

The condensed balance sheets of Piltel as of March 31, 2002 and December 31, 2001 follow:

	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
	(In Millions)	
Current assets	₱1,413.1	₱1,285.9
Property, plant and equipment – net	24,102.8	25,014.0
Non-current assets	391.3	391.4
	₱25,907.2	₱26,691.3
Current liabilities	₱3,752.1	₱3,425.0
Long-term debt	20,952.6	21,192.9
Stockholders' equity	1,202.5	2,073.4
	₱25,907.2	₱26,691.3

Piltel's long-term debt consists of:

	December 31, 2001 (Audited)	
	(In Millions)	
Restructured debt		
Peso		
10 year Tranche B		₱2,166.4
15 year Tranche C		2,166.4
15 year Term Note facility		241.4
		4,574.2
U.S. Dollar		
10 year Tranche B	US$33.2	1,716.6
15 year Tranche C	33.2	1,716.6
15 year Conversion Notes	117.3	6,060.2
	US$183.7	9,493.4
Japanese Yen		
10 year Tranche B	JP¥ 7,822.0	3,070.1
15 year Tranche C	7,822.0	3,070.1
	JP¥ 15,644.0	6,140.2
Total		₱20,207.8
Unrestructured debt		
Peso		
Banks		₱–
Preferred shareholders		106.9
		106.9
U.S. Dollar		
Banks	US$6.2	321.5
Convertible bonds	9.9	514.2
	US$16.1	835.7
Total		942.6
Liabilities under capital lease		42.5
		₱21,192.9

Piltel is currently not in compliance with the terms of US$7.5 million principal amount (approximately US$9.9 million including put premium) of indebtedness held by certain bondholders, US$6.2 million held by a creditor and ₱108.9 million of indebtedness held by a peso lender that did not participate in the debt restructuring plan.

On February 7, 2002, Piltel obtained the necessary consents to include approximately ₱107.0 million indebtedness in the restructuring and signed the restructuring documents in April 2002. Also, Piltel is currently in the process of finalizing with the holder of US$6.2 million debt the terms on which that holder will participate in the restructuring.

Piltel was in default in the payment of the US$9.9 million redemption price of the bonds on January 17, 2002. As a result, Piltel received a notice of acceleration on the balance of the bonds. The acceleration of this debt would not, in itself, constitute a default under the terms of the restructured debt. All of the creditors that participated in Piltel's debt restructuring have agreed to submit Piltel to a rehabilitation under the supervision of the Philippine courts if a creditor that did not participate in the debt restructuring takes any step to commence proceedings for the insolvency, receivership, liquidation or rehabilitation of Piltel or any other similar proceedings.

The carrying value of PLDT's investments in Piltel's common shares has been reduced to zero as a result of PLDT's accumulated equity in losses of Piltel following significant financial losses suffered by Piltel since 1997.

In addition, PLDT holds ₱4,472.1 million in preferred shares of Piltel consisting of ₱116.2 million received in exchange for the issuance of PLDT convertible preferred shares as part of Piltel's debt restructuring and ₱4,355.9 million received in consideration of drawings under the Letter of Support issued by PLDT for the benefit of Piltel and its creditors. The carrying value of PLDT's investment in Piltel preferred shares has been reduced to ₱598.0 million as of March 31, 2002 after taking into account provisions for estimated permanent decline in value of PLDT's investment in Piltel preferred shares up to March 31, 2002. The net book value of Piltel as of March 31, 2002 was ₱1,202.5 million.

Piltel's continued operation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provisions of the financing agreements, and to obtain additional financing or refinancing, as may be necessary. PLDT's investment in Piltel is carried in the unaudited consolidated balance sheet as of March 31, 2002 assuming that Piltel will continue as a going concern. Such carrying amount does not include any adjustments relating to the recoverability of PLDT's investment that might be necessary should Piltel be unable to continue as a going concern.

Subscription for Smart Preferred Shares

PLDT entered into Subscription Agreements with Smart under which PLDT subscribed for a total of 762.4 million preferred shares of Smart at ₱13.875 per share, or an aggregate subscription price of ₱10,578.5 million, of which ₱1,581.8 million is still unpaid as of March 31, 2002.

The preferred shares of Smart have the same dividend rights as its common shares and are convertible at any time at the option of the shareholder, at a conversion ratio of one common share for each preferred share. These preferred shares are redeemable at any time at the option of Smart, provided that the conversion right of the shareholder shall prevail over the redemption right of Smart.

Investment in Infocom Technologies, Inc., or Infocom

On August 28, 2001, the Philippine Securities and Exchange Commission, or SEC, approved Infocom's capital restructuring, which involved the increase in authorized capital stock of Infocom from ₱250 million to ₱500 million and the subsequent decrease in authorized capital stock of Infocom from ₱500 million to ₱188.5 million, which resulted in the removal of Infocom's deficit amounting to ₱232.4 million.

PLDT subscribed and paid for 17.5 million shares through offsetting of receivables from Infocom amounting to ₱150 million and the conversion of Infocom's convertible notes in the amount of ₱24.5 million.

On December 1, 2001, PLDT transferred its investment in Infocom to ePLDT. The transaction was accounted for in a manner similar to a pooling of interest method since the transfers and exchanges are between companies under the effective control of a common shareholder. Accordingly, the former bases of accounting for both ePLDT and Infocom are retained and are accounted for at historical cost or at the predecessor's carrying amounts.

Investment in ePLDT

In August 2000, PLDT incorporated ePLDT to serve as the principal corporate vehicle for PLDT's information and communications technology initiatives and ventures. ePLDT currently holds interests in a number of businesses, which include:

a. Internet Data Center under the brand name Vitro™;

b. 99.6% investment in Infocom Technologies Inc., an Internet service provider

c. 100% investment in Vocativ Systems Inc., a 500-seat call center facility that commenced full commercial operations in April 2002 exclusively for clients of a global provider of customer relationship management services;

d. 100% investment in Parlance Systems, Inc., a planned 500-seat call center facility inaugurated in April 19, 2002 and is expected to commence full commercial operations in the second quarter of 2002 exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements;

e. 51% equity interest in Contact World, Inc., a joint venture company with Salmat Pty Limited of Australia engaged in the call center business;

f. 100% owned subsidiary, Sidera Technologies, Inc.;

g. 100% owned subsidiary, iPlus Intelligent Network, Inc., which provides point of sales terminals for the cash card business;

h. 100% owned subsidiary, mySecureSign, Inc., a principal affiliate of VeriSign, Inc., which is the largest certification authority and issuer of digital certificates worldwide;

i. 51% interest in eYP.ph Corporation, which is engaged in providing online directory service;

j. 45% interest in Mind Stream, Inc., an information technology or IT learning center under license with the National Institute of Information Technology or NIIT of India for IT courseware;

k. 40% investment in Netopia Technologies, Inc., the leading branded internet café chain in the Philippines;

l. 22.5% interest in Stradcom International Holdings, the parent company of Stradcom Corporation which has an existing build-own-and-operate agreement with the Philippine government for the computerization of the nationwide operations of the Land Transportation Office; and

m. 20.5% equity interest in the Philippine e-procurement joint venture, BayanTrade Dotcom, Inc.;

ePLDT had an initial authorized capital stock of ₱1.0 billion, which was increased in May 2001 to ₱4.0 billion. As of March 31, 2002, PLDT had subscribed for 1.178 billion shares of ePLDT's common capital stock for which PLDT partially paid cash of ₱550.0 million. The balance was fully paid by: (1) offsetting against PLDT's receivables from ePLDT amounting to ₱224.0 million, (2) transferring to ePLDT 134.6 million Infocom shares held by PLDT valued at ₱134.6 million, and (3) transferring to ePLDT the third and fourth floors of PLDT's Information Systems Data Center valued at ₱270.0 million.

ePLDT commenced commercial operations on February 5, 2001.

Acquisition of Controlling Stake in MaraTel

In June 2001, PLDT acquired 2,439,060 common shares of MaraTel's common capital stock for a total consideration of ₱451.3 million. The shares represent 92.3% of the issued and outstanding common shares of MaraTel.

MaraTel is a franchised operator of telecommunications services in the province of Lanao del Norte and the cities of Iligan and Marawi. It has been in operation for fifty years with 16,440 subscribers and a switch capacity of 32,000 digital lines as of March 31, 2002.

The acquisition of a controlling stake in MaraTel is expected to improve PLDT's existing coverage in Mindanao.

Investment in Mabuhay Space Holdings, Limited

On July 18, 1996, Mabuhay Satellite entered into a Joint Venture Agreement, with Space Systems/Loral, Inc. or SS/L, to form Mabuhay Space Holdings, Limited, for the purpose of providing high power Ku-Band satellite transmission services using the additional payload which was added by SS/L aboard Agila II. Management expects that control over the joint venture will be temporary. Accordingly, Mabuhay Satellite accounts for its investment in the joint venture under the cost method.

Investments in Debt Securities

Home Cable

PLDT's total investments in convertible notes of Unilink Communications Corporation, or Unilink, amounted to ₱2,052.2 million as of March 31, 2002 and December 31, 2001.

These notes are convertible into shares of common stock of Unilink or The Philippine Home Cable Holdings, Inc., or Home Cable, at the option of the holder, when the law limiting the ownership of cable television systems to Philippine citizens or corporations which are 100% owned by Philippine citizens is eventually changed. Unilink is a Philippine corporation owning all the outstanding common shares of Home Cable. Home Cable is a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines.

Unilink has pledged all of its shares in Home Cable to a group of lenders as security for a loan of Home Cable. On April 11, 2002, the loan agent, at the request of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan of Home Cable. Home Cable is currently engaged in negotiations with the lenders to restructure its debt.

Infocom

PLDT also made investments in convertible notes of Infocom. At the option of PLDT, these notes are convertible into common shares of Infocom at a conversion rate equal to the par value of the shares.

On December 21, 2000, ₱45.0 million of these notes were converted into 4.5 million common shares of Infocom. The actual issuance of the conversion shares was done on January 5, 2001.

On May 8, 2001, the Board of Directors of PLDT authorized the conversion of ₱24.5 million convertible notes into shares of Infocom. The shares were issued on August 28, 2001 after the Philippine SEC approved the increase in authorized capital stock of Infocom from ₱250.0 million to ₱500.0 million.

8. Other Assets

This account consists of:

	Consolidated		Non-Consolidated	
	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)	**March 31, 2002 (Unaudited)**	December 31, 2001 (Audited)
	(In Millions)			
Debt issuance expenses – net (Note 3)	**₱2,026.1**	₱1,784.5	**₱458.5**	₱453.8
Refundable deposits	**492.3**	364.5	**257.8**	228.8
Others – net	**2,725.0**	2,836.1	**442.6**	125.9
	₱5,243.4	₱4,985.1	**₱1,158.9**	₱808.5

9. Accrued and Other Current Liabilities

This account consists of:

	Consolidated		Non-Consolidated	
	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
	(In Millions)			
Accrued interest on various loans (Note 10)	₱3,233.4	₱3,033.9	₱2,337.5	₱2,212.6
Accrued utilities and general expenses	1,496.4	1,789.5	376.6	452.6
Accrual for unused sick leave pay and other employee benefits	1,257.0	779.8	829.6	642.3
Accrued taxes and other expenses	1,022.8	1,520.4	943.7	946.3
Others	1,478.8	1,065.3	482.0	346.5
	₱8,488.4	₱8,188.9	₱4,969.4	₱4,600.3

10. Long-term Debt

This account consists of:

	Consolidated	
	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
	(In Millions)	
PLDT	₱138,612.4	₱141,515.2
Smart	25,738.5	21,701.8
Mabuhay Satellite	5,557.9	5,622.5
MaraTel	52.3	40.0
ePLDT	50.0	–
	170,011.1	168,879.5
Less current portion	20,759.6	19,285.7
	₱149,251.5	₱149,593.8

The scheduled maturities of long-term debt outstanding as of March 31, 2002 are as follows:

Year	Consolidated	Non-Consolidated
	(In Millions)	
2002	₱16,504.8	₱11,954.8
2003	33,422.6	26,550.1
2004	25,123.1	18,294.4
2005	23,552.8	16,675.7
2006 and onwards	71,407.8	65,137.4

PLDT

PLDT's aggregate outstanding indebtedness is shown below:

Description	March 31, 2002 (Unaudited)		December 31, 2001 (Audited)	
	(In Millions)			
In U.S. Dollars				
Export Credit Agencies- Supported Loans				
Kreditanstalt fur Wiederaufbau	US$471.6	₱24,099.3	US$474.9	₱24,549.3
JBIC/Co-financing Banks	100.9	5,156.9	109.4	5,652.7
Others	176.9	9,037.9	182.6	9,441.2
	749.4	38,294.1	766.9	39,643.2
Fixed Rate Notes	1,427.1	72,906.6	1,426.9	73,669.9
Term Loans	272.6	13,928.5	289.8	14,976.2
	2,449.1	125,129.2	2,483.6	128,289.3
In Japanese Yen				
Term Loans	JP¥22,866.7	₱8,813.2	JP¥23,029.1	₱9,130.9
In Philippine Pesos				
Peso Fixed Rate Corporate Notes		2,770.0		2,770.0
Term Loans		1,900.0		1,325.0
		4,670.0		4,095.0
		138,612.4		141,515.2
Less current portion		14,202.2		14,274.4
		₱124,410.2		₱127,240.8

Effective average interest rates are as follows:

	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
Dollar denominated loans	8.1%	8.7%
Yen denominated loans	1.0%	1.4%
Peso denominated loans	13.9%	14.5%

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT's indebtedness.

Kreditanstalt fur Wiederaufbau, or KfW, a German state-owned development bank, is our largest single creditor. As of March 31, 2002, we owed US$471.6 million aggregate principal amount of debt to KfW, as follows:

- US$358.3 million provided under various export credit agency-backed facilities, of which, US$341.5 million is in connection with our expansion and service improvement programs and US$16.8 million in connection with a refinancing facility;

- US$59.7 million provided without guarantee/insurance cover from the export credit agencies, of which, US$57.2 million is for the 15% down payment and US$2.5 million in connection with a refinancing facility; and

- US$53.6 million provided under three other credit facilities.

US$41.8 million of our KfW loans matures in 2002, US$39.2 million matures in 2003, US$38.1 million matures in 2004, US$81.8 million matures in 2005 and US$270.7 million matures in 2006 and onwards after giving effect to the refinancing of facilities. Principal and interest on these loans are generally payable in equal semi-annual installments.

On January 25, 2002, PLDT signed two loan agreements with KfW of Germany that will provide PLDT with a new US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is a nine year loan, inclusive of a two year grace period during which no principal is payable, and is to be disbursed over a three year period. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. As of March 31, 2002, we have drawn US$19.3 million (₱986.2 million) under this facility. Under these new loan agreements, in the event that by June 30, 2002, PLDT has not been granted a loan from Japan Bank for International Cooperation, or JBIC, and by December 31, 2002, JBIC and/or other similar lenders do not agree to provide PLDT with an aggregate of at least US$100 million, then KfW will not be obligated to make additional disbursements under the new KfW facility, and PLDT will be required to promptly repay the entire principal amount outstanding under the facility. The portion of the debt to be refinanced by this facility that matures twelve months from March 31, 2002, which amounts to US$49.7 million (₱2,537.2 million), is presented under "Long-term debt – net of current portion" account in our unaudited balance sheet as of March 31, 2002.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including Japan Bank for International Cooperation, formerly known as the Export-Import Bank of Japan, the Export-Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, the United Kingdom and Singapore, in the aggregate outstanding principal amount of US$277.8 million and US$292.0 million as of March 31, 2002 and December 31, 2001, respectively. US$43.8 million of these loans matures in 2002, US$58.1 million matures in 2003, US$56.7 million matures in 2004, US$45.5 million matures in 2005 and US$73.7 million matures in 2006 or later.

Fixed Rate Notes

PLDT has eight series of non-amortizing fixed rate notes outstanding as of March 31, 2002, as follows:

Principal Amount	Interest Rate	Maturity
US$100,000,000	9.125%	August 1, 2002
US$125,000,000	8.50%	June 30, 2003
US$204,265,000	10.625%	June 2, 2004
US$150,000,000	9.875%	August 1, 2005
US$175,000,000	9.25%	June 30, 2006
US$200,000,000	7.85%	March 6, 2007
US$175,000,000	10.50%	April 15, 2009
US$300,000,000	8.35%	March 6, 2017

On May 2, 2002, PLDT issued US$100 million aggregate principal amount of 10.625% notes due 2007 and US$250 million aggregate principal amount of 11.375% notes due 2012, the net proceeds of which will be used to repurchase all or a portion of PLDT's 8.5% notes due 2003 and 10.625% notes due 2004 that are tendered in our tender offer and to prepay other short-term and medium-term debt of PLDT.

Based on preliminary information as of May 13, 2002, US$62.7 million in principal amount of the 2003 notes and US$117.0 million of the 2004 notes were validly tendered. The offer will expire at 5:00 P.M., New York City time, on May 15, 2002.

On May 3, 2002, PLDT issued an irrevocable notice of prepayment to Development Bank of Philippines, as agent, to prepay the outstanding amount of US$8.8 million under the loan. Accordingly, the portion of the loan that matures in October 2002, amounting to US$2.8 million, is presented under the "Long-term Debt – net of current portion" account in our unaudited balance sheet as of March 31, 2002.

Term Loans

Local Exchange Transfer Loans

In connection with the transfer of Smart's local exchange business, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelings-landen N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credit Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$35.7 million and US$26.5 million, respectively, approximately US$160.7 million of which was outstanding as of March 31, 2002. These loans were amended in August 2001 to increase the maximum total debt to earnings before income tax and depreciation and amortization or EBITDA ratio that PLDT on a non-consolidated basis is permitted to maintain during the terms of the respective loans. The FMO loan has a final maturity on September 1, 2007 while the EKN and ECGD loans will mature on December 31, 2007.

US$150.0 Million Term Loan

In connection with PLDT's fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch,

US$103.5 million of which was outstanding as of March 31, 2002. The outstanding principal amount of this loan is payable at maturity on December 22, 2003.

Japanese Yen Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks, JP¥19.015 billion of which is outstanding as of March 31, 2002. This loan has a final maturity on June 18, 2003.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of ₱1.7 billion, which is outstanding as of March 31, 2002. The loan is funded under the Japan Bank for International Cooperation Facility for Private Sector Development of the Development Bank of the Philippines. This loan matures on October 26, 2005 and is payable in quarterly installments as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date
Payments 1-7	3.5%
Payments 8-11	8.875%
Payments 12-15	10.00%

Peso Fixed Rate Corporate Notes

In connection with PLDT's service improvement and expansion programs, PLDT entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each of the notes is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate of ₱1.5 billion, of which ₱230 million will mature on November 11, 2002, ₱500 million on November 9, 2004, and ₱770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate of ₱1.27 billion, of which ₱360 million will mature on June 9, 2003, ₱100 million on June 9, 2005 and ₱810 million on June 9, 2010.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

- interest coverage ratio on a non-consolidated basis, ranging from not less than 150% to not less than 200%;
- total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004,

not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

- long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3:1; and

- current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1.

Under the terms of one loan, PLDT is required to estimate its net revenues and debt service requirements for each upcoming year. Under this loan, PLDT is restricted in its ability to incur any debt unless its projected net revenues for each year during the term of the debt to be incurred is at least 1.1 times its projected debt service requirements for that year on all its debt, including any debt to be incurred in that year.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis adjusted for Piltel to be treated on an equity accounting basis. These include:

- long-term debt to tangible net worth of not more than 2.33:1; and

- total debt to EBITDA of not more than 5.5:1 in 2001, 5.0:1 in 2002, 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since approximaely 97% of PLDT's long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by 3.3% in 2001 but fluctuated between a high of ₱55.013 = US$1.00 on January 18, 2001 and a low of ₱47.550 = US$1.00 on February 16, 2001. As of March 31, 2002, the exchange rate was ₱51.096 = US$1.00. In addition, certain of our financial ratios are adversely affected by impairment or similar charges. In addition, certain of our financial ratios are adversely affected by increases in interest expense, which may result from factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increases in reference interest rates and general market conditions.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flow generated by Smart and PLDT's other subsidiaries and investees in assisting in complying with non-consolidated covenants or covenants that are calculated without giving effect to the results of PLDT's subsidiaries or investees.

To date, we have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. During 2001, our performance under certain of these ratios, including our 150% interest coverage and total debt to EBITDA ratios, was close to the permitted thresholds. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. In the future, our performance under certain of our ratios may again fall close to the permitted thresholds. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio of PLDT's non-consolidated after-tax net income, excluding equity share in net income or losses of subsidiaries after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of our after-tax net income for the 12 months immediately preceding the calculation date after (1) adding back interest charges, depreciation, amortization and other non-cash charges (including equity in the net earnings or loss of subsidiaries but excluding provision for doubtful accounts) and provision for income taxes, and (2) deducting capitalized subscriber acquisition costs, to the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity in the net earnings or loss of subsidiaries and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to the sum of (1) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (2) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of PLDT's total indebtedness (not including amounts payable by PLDT under the Piltel letter of support) to net income for the preceding twelve months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net earnings or loss of subsidiaries, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's non-consolidated retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of non-consolidated current assets to non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

- incurring additional indebtedness;
- prepaying other debt;
- making investments;
- extending loans;
- extending guarantees or assuming the obligations of other persons;
- paying dividends or other distributions;
- disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;
- entering into management contracts providing for the management of its business or operations by a third party;
- creating any security interest;
- permitting set off against amounts owed to PLDT; and
- merging or consolidating with any other company.

Smart

Smart's long-term debt consists of:

	March 31, 2002 (Unaudited)		December 31, 2001 (Audited)	
	(In Millions)			
U.S. Dollars	**US$478.0**	**₱24,438.5**	US$400.5	₱20,701.8
Philippine Pesos		**1,300.0**		1,000.0
		25,738.5		21,701.8
Less current portion		**6,122.6**		4,577.4
		₱19,615.9		₱17,124.4

Smart's bank loan facilities, which are being used to finance its purchases of telecommunications equipment, are availed of through one or more drawdowns.

Interest on Smart's dollar denominated loans is either fixed or based on LIBOR plus premium. These loans are payable in semi-annual installments and have maturities of up to 2007. The peso loan is payable quarterly and accrues interest based on the weighted average interest rate, or WAIR, plus Participating Financial Institution, or PFI, premium and will mature in 2006.

Smart's loan agreements contain restrictions that limit its ability to pay dividends, make distributions to its shareholders or otherwise provide funds to its shareholders or affiliates without the consent of its lenders. In addition, some of these loan agreements restrict Smart's ability to enter into transactions with affiliates except on arm's-length terms and for valuable consideration.

Smart's debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart has maintained compliance with all of the financial covenants. Smart's debt-to-equity ratio increased to 1.06:1 at the end of March 31, 2002 from 0.74:1 as of March 31, 2001. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These defaults include:

- Cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;

- Failure by Smart to comply with certain financial ratio covenants;

- Any reduction in PLDT's ownership of Smart's stock below 51.0% of the total of each class of Smart's issued shares;

- Any reduction in First Pacific's and Metro Pacific Corporation's collective direct and/or indirect ownership of PLDT's common stock below 17.5% of the total common stock outstanding or 17.5% of the voting power of the total common stock outstanding; and

- The occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart's ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantors' ability to perform its obligations under an applicable guaranty.

Certain land and telecommunications equipment of Smart with a net book value of approximately ₱150.4 million and ₱160.0 million as of March 31, 2002 and December 31, 2001, respectively, have been pledged as security for Smart's outstanding loans.

Mabuhay Satellite

Mabuhay Satellite's long-term debt consists of:

	March 31, 2002 (Unaudited)		December 31, 2001 (Audited)	
	(In Millions)			
U.S. Dollars				
Credit Agreement	US$61.9	₱3,164.5	US$61.9	₱3,201.3
Omnibus Agreement	46.9	2,393.4	46.9	2,421.2
	108.8	5,557.9	108.8	5,622.5
Less current portion	8.2	419.0	8.2	423.9
	US$100.6	₱5,138.9	US$100.6	₱5,198.6

Credit Agreement

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the costs of purchasing the Agila II Satellite. On January 8, 1999, Mabuhay Satellite entered into a Restructuring Agreement with Ex-Im Bank which included, among other major provisions, the principal repayments in 18 semi-annual installments of US$5.3 million due and payable on January 15 and July 15 of each year starting 1999 and interest at a rate of 6.6% per annum.

On May 8, 2000, Ex-Im Bank agreed to amend the repayment terms of the principal under the Restructuring Agreement. Under the Amendment, the outstanding balance as of the effective date of this Amendment shall be amortized in 13 successive semi-annual installments due on January 15 and July 15 of each year, beginning January 15, 2000.

Omnibus Agreement

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$61.9 million (₱3,164.5 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$46.9 million (₱2,393.4 million).

As security therefor, Mabuhay Satellite has, constituted in favor of the Banks:

- A first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority, or SBMA, and the components of the satellite system;

- An assignment of its rights under the transponder lease contracts to be entered into with its stockholders and other parties and the revenues therefrom; and

- An assignment of the applicable proceeds of insurance to be taken on the satellite system.

On May 12, 2000, the Banks approved the terms of restructuring of Mabuhay Satellite's debt under the Omnibus Agreement, which include the reduction of the margin on outstanding loans and restructuring of principal payment terms. Mabuhay Satellite's long-term liabilities as of March 31, 2002 and December 31, 2001 are based on the restructured terms.

On July 6, 2000, the Monetary Board of the *Bangko Sentral ng Pilipinas* approved the restructuring of Mabuhay Satellite's debt under the Omnibus Agreement and the second restructuring of its debt under the Credit Agreement.

The Credit and Omnibus Agreements impose negative covenants which, among other things, restrict the material changes in Mabuhay Satellite's nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

MaraTel

MaraTel's long-term debt consists of a ₱60.0 million loan, which was availed of on October 20, 1997 and a ₱19.2 million loan drawn on July 19, 1999. The ₱60.0 million loan carries an interest rate ranging from 11.6% to 14.61% per annum and matures on October 16, 2005 while the ₱19.2 million loan bears a fixed interest rate of 14.7% per annum and matures on July 30, 2004. As of March 31, 2002, the outstanding balance of these loans was ₱52.3 million, ₱15.6 million of which will mature in 2002.

ePLDT

ePLDT has entered into a three-year loan facility with Philippine Bank of Communications for a total amount of ₱150.0 million with a grace period of one year. The quarterly principal payments of ₱15.0 million shall start on the second year with a balloon payment of ₱45.0 million at the end of the third year. Interest on this loan is equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. As of March 31, 2002, the amount drawn under this facility was ₱50.0 million.

11. Deferred Credits and Other Liabilities

This account consists of:

	Consolidated		Non-Consolidated	
	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
	(In Millions)			
Accrual of capital expenditures under long-term financing (Note 18)	₱3,362.5	₱6,995.4	₱2,444.7	₱2,725.3
Customers' deposits	2,174.3	2,453.2	2,137.5	2,407.9
Accrued pension cost (Note 14)	1,167.1	1,116.8	1,167.1	1,116.8
Deferred gain on swap transactions – net (Note 21)	411.7	416.3	411.7	416.3
Related party (Note 13)	–	–	2,724.7	2,350.2
Others	1,659.7	1,995.2	1,193.5	1,323.4
	₱8,775.3	₱12,976.9	₱10,079.2	₱10,339.9

12. Stockholders' Equity

PLDT's capital stock account consists of:

	March 31, 2002 (Unaudited)		December 31, 2001 (Audited)	
	Shares	Amount	Shares	Amount
	(In Millions, Except Par Value Per Share)			
Preferred stock – ₱10 par value				
Authorized	**822.5**	**₱8,225.0**	822.5	₱8,225.0
Outstanding-				
Cumulative				
Convertible:				
Series A to BB	**393.3**	**₱3,932.9**	372.4	₱3,723.5
Series III	**4.6**	**46.2**	4.6	46.1
Series V	**2.6**	**25.5**	2.6	26.1
Series VI	**4.8**	**48.0**	4.8	48.2
Series VII	**3.8**	**38.4**	3.8	38.4
Nonconvertible:				
Series IV	**37.2**	**372.0**	36.0	360.0
	446.3	**₱4,463.0**	424.2	₱4,242.3
Common stock – ₱5 par value				
Authorized	**234.0**	**₱1,170.0**	234.0	₱1,170.0
Outstanding	**169.0**	**₱845.0**	168.9	₱844.5

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to BB 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. It is convertible into common stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of PLDT's common stock at the Philippine Stock Exchange, or PSE, over a period of 30 consecutive trading days before the conversion date. The conversion price, however, shall not be less than the conversion price set by the Board of Directors which, as of March 31, 2002, is ₱5 per share. At PLDT's option, the Series A to BB 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On November 7, 2000, the Board of Directors designated 30 million shares of serial preferred stock as Series BB 10% Cumulative Convertible Preferred Stock for issuance throughout 2001 pursuant to PLDT's Subscriber Investment Plan. On January 24, 2001, the Philippine SEC issued a resolution exempting from the registration requirements under the Securities Regulation Code, or the Code, the issuance by PLDT of Series BB 10% Cumulative Convertible Preferred Stock. On May 21, 2001, the PSE approved the listing of Series BB 10% Cumulative Convertible Preferred Stock.

On September 25, 2001, the Board of Directors designated an additional 5 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. On October 24, 2001, the

Philippine SEC issued a resolution confirming that the issuance of 5 million Series AA 10% Cumulative Convertible Preferred Stock is a transaction exempt from the registration requirements under the Code. On December 12, 2001, the PSE approved the listing of the additional 5 million preferred shares. This brings the total listed Series AA 10% Cumulative Convertible Preferred Stock to 35 million.

On January 22, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock for issuance throughout 2002. On March 9, 2002, the Philippine SEC confirmed that the said issuance is an exempt transaction under Section 10.2 of the Code. An application for the listing of these shares on the PSE will be filed in due course.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 per share of common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events. The Series III Convertible Preferred Stock is not redeemable. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to ₱1 a share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors made a call for the payment of ₱72.0 million, representing a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock and payment thereof was made on March 5, 2002. On March 22, 2002, the Company redeemed six million shares out of the thirty-six million shares of Series IV Cumulative Non-Convertible Preferred Stock. PLDT paid ₱72.2 million representing redemption price plus unpaid dividends up to the date of redemption.

On June 4, 2001, PLDT issued 2,691,340 Series V, 5,084,029 Series VI and 3,842,000 Series VII Convertible Preferred Stock in exchange for a total of 58,086,845 Series K, Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel. Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividend of ₱18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. Each share will be convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares, which will benefit from a put option exercisable for thirty days to sell such PLDT common shares to PLDT for ₱1,700 or US$36.132 or JP¥4,071.89 per share depending on the series. PLDT would be obligated to pay up to ₱4.6 billion, US$183.7 million and JP¥15.6 billion under the put option if all the convertible preferred shares were mandatorily converted and all the underlying common shares were put to PLDT. As of March 31, 2002 and December 31, 2001, a total of 427,254 shares and 351,019 shares, respectively, were converted to PLDT common shares.

The aggregate value of the put option as of March 31, 2002 is ₱19,216.2 million while the market value of the underlying common shares is ₱5,986.7 million based on the market price of PLDT's common stock of ₱535 per share as of March 31, 2002.

The shares of preferred stock, except shares of Series V, VI and VII Convertible Preferred Stock, redeemed or converted into common stock shall revert to and form part of the unissued preferred stock, and may be reissued in any other series that the Board of Directors may, from time to time, establish and designate.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

On February 26, 2002, the Board of Directors approved the dividend declaration of $1.029412, ₱4.675, $0.09925, and ¥10.179725 per outstanding share of Series III, V, VI and VII 10% Cumulative Convertible Preferred Stock, respectively, payable on April 15, 2002 to the holders of record on March 15, 2002. As of March 31, 2002, undeclared cumulative dividends applicable to shares of preferred stock amounted to approximately ₱100.2 million.

Employees' Stock Purchase Plan

The Employees' Stock Purchase Plan of PLDT provides an opportunity to its regular rank-and-file and supervisory employees to purchase an ownership interest in PLDT's common stock at a reduced price on a deferred payment basis.

On November 3, 1999, the Board of Directors approved the Ninth Offering under the Employees' Stock Purchase Plan. Up to 991,200 shares of common stock have been made available for purchase under the Ninth Offering.

As of March 31, 2002, a balance of 1,173,513 shares of common stock is still reserved for future offerings under the Employees' Stock Purchase Plan.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an Executive Stock Option Plan, or the Plan, and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of shares of common stock to subscribe for any issue of up to 1,289,745 shares of common stock pursuant to the Plan. The Plan covers management executives which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The Plan seeks to motivate option holders to achieve PLDT's goals, reward option holders for the creation of stockholder value, align the option holders' interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The Plan is administered by the Executive Compensation Committee of the Board of Directors. Approximately 1,289,745 shares of common stock of PLDT have been reserved as underlying shares of options under the Plan.

Retained Earnings

This account consists of:

	Three Months Ended March 31	
	2002	2001
	(Unaudited) (In Millions)	
Appropriated for plant expansion and higher replacement costs	₱435.0	₱435.0
Unappropriated	34,995.3	32,473.7
	₱35,430.3	₱32,908.7

Declaration and payment of dividends are made regularly by PLDT. However, the written consent of the creditors and certain preferred stockholders may be required (under certain conditions as discussed in *Note 10 – Long-term Debt*). The retention of earnings is necessary to meet the funding requirements of our business expansion, service improvement and development programs. The unappropriated retained earnings of PLDT include undistributed loss and earnings, representing accumulated equity in the net losses of subsidiaries amounting to losses of ₱3,906.7 million and ₱4,543.9 million as of March 31, 2002 and December 31, 2001, respectively.

13. Related Party Transactions

Companies within the PLDT Group are engaged in arm's-length transactions in the ordinary course of business. We believe that the terms of these transactions are comparable with those available from unrelated parties.

Transactions with/between Investees

A description of major transactions with/between investees is as follows:

a. *Telecommunications Services Provided within PLDT Group*

Telecommunication carriers within the PLDT Group (namely: PLDT, Smart, Piltel, Clark Telecom, Subic Telecom and MaraTel) have existing interconnection agreements with one another under the terms similar with those agreed with other telecommunication providers outside the PLDT Group (see *Note 23 - Other Matters*). Each of these companies recognizes revenues net of interconnection charges for calls terminating with the customer of the other carriers.

b. *Transponder Lease from Mabuhay Satellite to PLDT*

On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's:

- transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement; and

- grant of a continuing security interest of first priority in all of Mabuhay Satellite's rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Total fees under these agreements amounted to ₱230.4 million and ₱225.0 million for the three months ended March 31, 2002 and 2001, respectively.

c. Facilities Management Agreement between PLDT and Piltel

On July 19, 2001, PLDT entered into a facilities management agreement with Piltel under which PLDT undertook the management, operation and maintenance of Piltel's regional telecommunication and Executive Order No. 109, or EO 109, network operations and services, including EO 109 fixed line build-out installations, public calling offices and payphone facilities and the systems required to support these services.

The agreement covers Piltel's regional telecommunication service in Baguio, Puerto Princesa, Masbate, and Boac and EO 109 service in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah.

Under the agreement, PLDT also undertook the management of the computer system, billing, revenue assurance and inter-carrier settlements reporting of Piltel's regional telecommunication service in Olongapo and Subic.

The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of ₱30.00 for bill generation and ₱6.00 for bill delivery from an exchange to a subscriber. All third party invoices will be passed on to Piltel at cost, including value-added tax.

The agreement supersedes the facilities management agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate.

Total management fees under these agreements amounted to ₱23.9 million and ₱10.1 million for the three months ended March 31, 2002 and 2001, respectively.

d. Facilities Management Agreement between Subic Telecom and Piltel

On September 5, 2001, Piltel and Subic Telecom entered into a facilities management agreement of the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of ₱44 for repairs and maintenance. All third party invoices will be passed on to Piltel at cost, including valued added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000.

Total management fees under these agreements amounted to ₱5.9 million and ₱6.3 million for the three months ended March 31, 2002 and 2001, respectively.

e. Agreements between Smart and Piltel

Smart and Piltel have entered into the following agreements in connection with the integration of their operations:

- An agreement for the co-location, or sharing, of cellular sites selected at the option of Smart, whereby Piltel is paid a usage fee of ₱45,000 per shared site per month, subject to a 10% annual increase;

- An agreement whereby Smart manages the operation of Piltel's cellular and paging systems, which are divided into the following three sub-agreements:

  i. A facilities management agreement under which Smart operates, maintains and manages the physical facilities and technical services of Piltel's existing cellular and paging systems. Piltel compensates Smart under the arrangement through a monthly fixed fee of ₱4,106,909 and a variable monthly fee of ₱13,735 per site covered by the agreement. An additional fee of ₱186,878 per month and ₱624 per site is payable at the end of each calendar year upon rendition of the services in accordance with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel's prepaid wireless telecommunications network in the EO 109 areas in Mindanao including the business and central offices, base stations, and public calling offices of Piltel located in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental;

  ii. A customer service management agreement under which Piltel outsourced the operation of its customer service and billing functions for its cellular and paging systems to Smart for a monthly fee of ₱8,798,362 and a variable cost of ₱57, ₱17 and ₱25 per postpaid and prepaid cellular and paging subscriber, respectively. An additional fee of ₱399,926 per month and ₱1 per cellular subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

  iii. An administrative support and management services agreement under which Piltel pays a monthly fixed fee of ₱7,782,818. An additional fee of ₱353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement.

Total fees under these management agreements amounted to ₱159.8 million and ₱122.1 million for the three months ended March 31, 2002 and 2001, respectively.

In addition, Smart also entered into a facilities service agreement with Piltel under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses. Total fees under this agreement amounted to ₱764.6 million and ₱270.0 million for the three months ended March 31, 2002 and 2001, respectively.

f. Airtime Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements

In March 1997, PLDT entered into a Founder NSP Airtime Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from PT Asia Cellular Satellite at least US$5.0 million worth of airtime annually over ten years commencing on the commercial operations date of the satellite. The commercial operations date is defined as the earlier of:

- the day on which PT Asia Cellular Satellite places the Garuda I satellite in commercial operation and
- the date of final acceptance of the Garuda I satellite and associated equipment under the terms of the Spacecraft Contract, dated August 28, 1995, between PT Asia Cellular Satellite and Martin Marietta Overseas Corporation.

However, the commercial operations date may not occur without the consent of PLDT if there is a constructive total loss or partial loss of the satellite under its launch insurance contract and the satellite cannot provide commercial service in the Philippines. In the event PT Asia Cellular Satellite's aggregate billing revenues are less than US$45.0 million in any year, PLDT is required to make supplemental airtime purchase payments not to exceed US$15.0 million per year during the ten-year term.

PLDT is endeavoring to amend the agreement considering the occurrence of partial satellite loss, change in primary business of ACeS and other events affecting the business.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite, dated as of March 12, 1997, under which PLDT may:

- authorize distributors to resell ACeS service in the Philippines upon prior approval from PT Asia Cellular Satellite; and
- appoint agents to solicit and bill PLDT's or its authorized distributors' subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to ACeS International Limited all of PT Asia Cellular Satellite's rights under the Founder NSP Airtime Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Airtime Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and ACeS International Limited, PLDT consented to the assignment by ACeS International Limited of the Founder NSP Airtime Purchase Agreement to P.T. Bank Internasional Indonesia as security agent for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998 which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, ACeS International Limited, P.T. Bank Internasional Indonesia and various banks.

g. Facilities Management Agreement between Smart and ACeS Philippines

On February 16, 2001, Smart entered into a Facilities Management Agreement, or FMA, and Administrative Support and Management Services Agreement, or the Service Agreement with ACeS

Philippines. In exchange for services rendered, Smart shall be compensated with fixed and variable monthly fees by ACeS Philippines.

Under the FMA, Smart shall undertake the management, maintenance and operation of the ACeS Global Mobile Personal Communications by Satellite, which are ready and available for actual use or operation on February 16, 2001.

Under the Service Agreement, Smart shall provide certain administrative support and services in certain aspects of ACeS Philippines' business operations such as payroll administration and training, finance, audit, legal, purchasing and materials management, public affairs, information technology, sales and marketing, ACeS Philippines NSP relations, ACeS International relations and other support services.

An amendment to the existing service distribution agreement with ACeS Philippines has been made whereby Smart shall remit to ACeS Philippines a Facility Usage Fee based on a revenue share formula. ACeS Philippines shall likewise pay Smart's charges for the payphone-related services.

Total fees under this agreement amounted to ₱3.0 million for the three months ended March 31, 2002.

h. Other Transactions

Equity investments in investees are discussed in *Note 7 - Investments* to the consolidated financial statements.

The following is a summary of accounts with subsidiaries eliminated from the consolidated financial statements as of March 31, 2002 (unaudited) and December 31, 2001 (audited) and for the three months ended March 31, 2002 and 2001 (unaudited):

	2002	2001
	(In Millions)	
Balance Sheet Items		
Receivables	₱3,017.7	₱2,064.3
Other assets	2,350.2	2,350.2
Accounts payable	794.5	495.3
Accrued and other current liabilities	1,848.7	1,569.0
Deferred credits and other liabilities	2,724.7	2,350.2
Statements of Income		
Wireless service revenue	230.4	225.0
Rent expense	230.4	225.0

The following is a summary of accounts with unconsolidated investees as of March 31, 2002 (unaudited) and December 31, 2001 (audited) and for the three months ended March 31, 2002 and 2001 (unaudited):

	2002	2001
	(In Millions)	
Balance Sheet Items		
Receivables	₱672.2	₱2,081.1
Statements of Income		
Fixed line miscellaneous revenues	45.4	148.8
Miscellaneous income	2.8	3.1

Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 5% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 5% of the common shares of PLDT had a direct or indirect material interest as of and for the three months ended March 31, 2002 and 2001 are as follows:

a. Agreements with NTT Communications and or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

- *Advisory Services Agreement.* On March 24, 2000, PLDT entered into an agreement with NTT Communications under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000. Total fees under this agreement amounted to ₱57.5 million and ₱83.1 million for the three months ended March 31, 2002 and 2001, respectively.

- *Domestic Fiber Optic Network Submerged Plant Maintenance Agreement.* On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT's domestic fiber - optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2.1 million, excluding cost for the use of remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. Total fees under this agreement amounted to ₱16.4 million and ₱25.0 million for the three months ended March 31, 2002 and 2001, respectively.

- *Arcstar Licensing Agreement and Arcstar Service Provider Agreement.* On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications' "Arcstar" brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename "Arcstar" and its related trademark, logo and symbols, solely for the purpose of PLDT's marketing, promotional and sales activities for the Arcstar services within the Philippines. Global coordination fees to NTT Communications based on certain percentage of revenues derived from Arcstar products and services amounted to ₱2.5 million and ₱1.0 million for the three months ended March 31, 2002 and 2001, respectively.

- *Conventional International Telecommunications Services Agreement.* On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications have agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. Total fees under this agreement amounted to ₱0.4 million for the three months ended March 31, 2002.

b Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing technical assistance agreement with ALBV for the latter's provision of technical support services and assistance in the operations and maintenance of CMTS for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV shall provide advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services.

ALBV is a subsidiary of the First Pacific Group.

Total fees under this agreement amounted to ₱72.9 million and ₱63.5 million for the three months ended March 31, 2002 and 2001, respectively.

c. Others

Other than the above, transactions with other companies entered in the ordinary course of business in which some of our directors, officers or owners of more than 5% of the common shares of PLDT may have an interest are not material.

14. Employees' Benefit Plan

PLDT

PLDT has a trusteed, noncontributory defined benefit plan, or the Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Benefit Plan are based on final salary and length of service.

The actuarial present value of accrued liability, net pension cost and average assumptions used in developing the valuation at December 31, 2001 are as follows:

	In Millions
Actuarial accrued liability	₱6,637.6
Assets at fair value	4,591.5
Funded status of the Benefit Plan	(2,046.1)
Unrecognized	
Net transition liability	3,054.3
Net experience adjustment	(2,125.0)
Accrued pension cost	(₱1,116.8)

The weighted average assumptions used to determine pension benefits at December 31, 2001 are as follows:

Discount rate	12%
Rate of increase in compensation	12%
Rate of return on plan assets	12%

Net pension cost was computed as follows:

	Three Months Ended March 31	
	2002	2001
	(Unaudited) (In Millions)	
Normal cost	₱101.0	₱155.6
Interest cost	12.1	18.7
Amortization of:		
Unrecognized net transition obligation	41.3	41.3
Unrecognized net experience adjustments	(22.4)	4.9
	₱132.0	₱220.5

Smart

Smart has a Provident Plan to provide for the payment of benefits to all its qualified employees or their beneficiaries in the event of an employee's death, retirement, disability or separation from service. Benefit payments are made through a Provident Fund, which is administered by a trustee financial institution. Under the Provident Plan, Smart contributes to the Provident Fund based on a percentage of each member's monthly salary, starting from the date of his membership in the Provident Plan, in accordance with his number of years of credited service. The member employee, on the other hand, has the option to contribute to the Provident Fund an amount not to exceed 25% of his monthly salary. Contributions by Smart to the Provident Fund charged to operations amounted to ₱11.0 million and ₱8.1 million for the three months ended March 31, 2002 and 2001, respectively.

15. Other Expenses – Net

This account consists of:

	Consolidated		Non-Consolidated	
	Three Months Ended March 31			
	2002	2001	2002	2001
	(Unaudited) (In Millions)			
Interest expense and related items, net of capitalized interest (Notes 6 and 10)	₱3,381.2	₱3,839.6	₱2,531.7	₱2,730.2
Interest and other income	(635.9)	(759.4)	(178.9)	(213.7)
Manpower reduction cost	15.5	–	15.5	–
Equity in net losses (earnings) of investees, including goodwill amortization and provision for permanent decline in value of investment (Note 7)	381.2	(5.2)	(690.5)	(117.5)
Foreign exchange/swap losses (Notes 10 and 21)	23.9	13.4	2.6	26.0
	₱3,165.9	₱3,088.4	₱1,680.4	₱2,425.0

16. Income Taxes

The net current and noncurrent components of deferred income tax recognized in the consolidated balance sheets follow:

	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
	(In Millions)	
Net current assets	₱1,792.3	₱1,439.4
Net current liabilities*	(1.7)	(1.7)
Net noncurrent liabilities	(9,118.9)	(8,621.5)
Net liability	(₱7,328.3)	(₱7,183.8)

** Classified under "Accrued and Other Current Liabilities" in the balance sheets.*

PLDT's deferred tax balances do not differ materially from the consolidated deferred tax balances to warrant a separate disclosure.

The significant components of the consolidated deferred tax assets and liabilities are as follows:

	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
	(In Millions)	
Current assets:		
Allowance for doubtful accounts	₱1,819.0	₱1,845.7
Unrealized foreign exchange losses	4.7	4.7
Allowance for inventory losses	151.2	161.0
Unamortized past service pension cost	419.8	369.3
Others	304.3	31.0
	2,699.0	2,411.7
Less valuation allowance	720.6	756.8
	1,978.4	1,654.9
Current liabilities		
Lump-sum payment under the collective bargaining agreement	(186.1)	(215.5)
Net current assets	₱1,792.3	₱1,439.4
Net current liabilities		
Unrealized foreign exchange gains	(₱1.7)	(₱1.7)
Noncurrent assets:		
NOLCO	₱252.7	₱252.7
Unamortized past service cost	144.6	160.4
	397.3	413.1
Noncurrent liabilities:		
Interest charges capitalized, net of amortization	(5,529.5)	(5,496.2)
Taxes and duties capitalized, net of amortization	(759.6)	(775.8)
Foreign exchange differential capitalized, net of depreciation	(3,227.1)	(2,762.6)
	(9,516.2)	(9,034.6)
Net noncurrent liabilities	(₱9,118.9)	(₱8,621.5)

Provision for income tax consists of:

	Consolidated		Non-Consolidated	
	Three Months Ended March 31			
	2002	2001	2002	2001
	(Unaudited) (In Millions)			
Current	₱211.7	₱565.6	₱–	₱279.1
Deferred	246.6	(92.0)	247.0	(92.0)
	₱458.3	₱473.6	₱247.0	₱187.1

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax are as follows:

	Consolidated		Non-Consolidated	
	Three Months Ended March 31			
	2002	2001	2002	2001
	(Unaudited) (In Millions)			
Provision at statutory tax rate	₱562.3	₱190.0	₱495.7	₱261.1
Tax effect of:				
Tax loss position	1.9	468.4	–	–
Income subjected to lower tax rates	(29.8)	(130.3)	(13.8)	(47.1)
Equity in net gains (losses) of investees, including goodwill amortization	118.9	(1.7)	(221.0)	(37.6)
Others – net	(195.0)	16.0	(13.9)	10.7
Actual provision for income tax	458.3	542.4	247.0	187.1
Valuation allowance	–	(68.8)	–	–
Actual provision for income tax – net	₱458.3	₱473.6	₱247.0	₱187.1

On July 20, 1999, Mabuhay Satellite was registered as a Subic Bay Freeport Enterprise and Clark Telecom was also registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite and Clark Telecom shall enjoy all the rights, privileges and benefits established under the Act, including tax- and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

Smart is registered with the BOI under the Omnibus Investments Code of 1987 as a preferred non-pioneer enterprise for the operation of the IGF and CMTS services. As a registered enterprise, Smart was entitled to certain tax and non-tax incentives, including an income tax holiday for a period of three years up to August 2000.

The BOI Governing Board, in its meeting on August 10, 2000, granted the request of Smart for the transfer of its LEC business to PLDT subject to certain conditions, which include the need for Smart to surrender its original certificate of registration to the BOI for annotation and safekeeping and the issuance of a certificate of registration to PLDT with respect to the transferred LEC business.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects entitling it to enjoy a three-year tax holiday. On July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects entitling it to enjoy a six-year tax holiday. Certain tax incentives are availed on the basis of incremental income generated from the said expansion projects.

Smart's deferred income tax assets and liabilities as of March 31, 2002 and December 31, 2001 have been restated at realizable amounts after provision of a valuation allowance for portions of income tax assets and liabilities that will not have tax consequences as a result of the income tax holiday.

On December 22, 2000, ePLDT was registered with the BOI as a new IT service firm in the field of services related to Internet data center on a pioneer status. Under such registration, ePLDT enjoys, among other incentives, a six-year income tax holiday from January 2001 or actual start of commercial operations, whichever comes first.

17. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per share:

	Three Months Ended March 31			
	2002		2001	
	Basic	Diluted	Basic	Diluted
	(In Millions)			
Net income	₱1,302.2	₱1,302.2	₱628.9	₱628.9
Less dividends on preferred stock	403.8	352.2	335.2	335.2
Net income applicable to common stock	₱898.4	₱950.0	₱293.7	₱293.7
	(In Thousands)			
Outstanding common shares, beginning	168,894.7	168,894.7	168,498.2	168,498.2
Effect of issuance of common shares during the period	66.9	11,280.0	10.0	10.0
Weighted average number of common shares, end	168,961.6	180,174.7	168,508.2	168,508.2
Basic earnings per common share	₱5.32	₱5.27	₱1.74	₱1.74

The computation of diluted earnings per share for the three months ended March 31, 2001 was anti-dilutive; therefore, the amounts reported for basic and diluted earnings per share were the same.

18. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses the PLDT Group's contractual obligations outstanding as of March 31, 2002:

	Payments Due by Period				
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
	(In Millions)				
Long-term lease obligations	₱9,341.6	₱1,128.1	₱3,249.9	₱3,120.7	₱1,842.9
Unconditional purchase obligations	2,757.1	305.8	577.6	553.6	1,320.1
Other long-term obligations	19,216.2	–	–	–	19,216.2
Total contractual cash obligations	₱31,314.9	₱1,433.9	₱3,827.5	₱3,674.3	₱22,379.2

Long-term Lease Obligations

Transponder Lease Agreement. As discussed in *Note 13 – Related Party Transaction*, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement on December 28, 1995 as amended on May 10, 2000. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders for 2002 is US$18.0 million. The aggregate remaining obligation was approximately ₱5,757.5 million as of March 31, 2002.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering the telecommunications facilities established under the Municipal Telephone Act. Under the agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. The aggregate remaining obligation is approximately ₱1,049.2 million. In case of cancellation, PLDT is liable to pay ₱100.0 million for each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. As discussed in *Note 13 – Related Party Transactions*, PLDT entered into an agreement with NTT World Engineering Marine Corporation on July 4, 2000, for the submarine cable repair and other allied services in relation to the maintenance of PLDT's DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2.1 million excluding cost for the use of remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of March 31, 2002, the aggregate remaining obligation was approximately ₱402.4 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to twenty-five years expiring at various dates. As of March 31, 2002, the aggregate remaining obligation was approximately ₱160.2 million.

License Agreement with Mobius Management Systems (Australia) Pty. Ltd. PLDT entered into a license agreement with Mobius which provides that Mobius shall grant PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under the agreement, Mobius shall also provide maintenance services for the period of one year at no additional maintenance charge. PLDT may purchase maintenance services at the expiration of the first year for a fee of 15% of the current published license fee. As of March 31, 2002, the aggregate obligation was approximately ₱ 100.8 million.

Other Long-term Lease Obligations. The PLDT Group has various long-term lease contracts for a period ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited. As discussed in *Note 13 – Related Party Transactions*, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, or ACeS, in March 1997, as amended in December 1998, under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from ACeS at least US$5.0 million worth of air time annually over ten years commencing on the commercial operations date of the satellite. In the event ACeS aggregate billing revenues are less than US$45.0 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15.0 million per year during the ten-year term. As of March 31, 2002, the aggregate remaining obligation was approximately ₱2,554.8 million.

PLDT is endeavoring to amend the agreement because of the partial satellite loss, change in primary business of ACeS and other events affecting the business.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificate for users of the Internet or similar open systems in the Philippines for a period of seven years. In consideration, ePLDT is required to pay VeriSign certain percentage of the revenue derived from the services subject to minimum royalty payments aggregating to US$1.3 million for the contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million during the first year and US$0.3 million in each year thereafter. As of March 31, 2002, the aggregate remaining obligation was approximately ₱202.3 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in *Note 7 – Investments* and *Note 12 – Stockholders' Equity,* PLDT issued 2,691,340 Series V, 5,084,029 Series VI and 3,842,000 Series VII Convertible Preferred Stock in exchange for a total of 58,086,845 Series K, Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel. Each share of Series V, VI and VII Convertible Preferred Stock are convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of Series V and Series VI Convertible Preferred Stock and on the eight anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for thirty days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for ₱1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of March 31, 2002, a total of 427,254 shares were converted to PLDT common shares consisting of 145,320 Series V and 281,934 Series VI Convertible Preferred Stock. The aggregate value of the put option based on outstanding shares as of March 31, 2002 is ₱19,216.2 million, of which ₱13,193.9 million is payable on June 4, 2008 and ₱6,022.3 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is ₱5,986.7 million, based on the market price of PLDT's common stock of ₱535 per share as of March 31, 2002.

Commercial Commitments

The table below shows our outstanding commercial commitments, in the form of standby letters of credit, as of March 31, 2002:

	Amount of Commitment Expiration Per Period			
	Total	Less than 1 year	1–3 years	4–5 years
	(In Million)			
Standby letters of credit	₱3,167.9	₱361.1	₱1,737.3	₱1,069.5

Mabuhay Satellite has an existing Omnibus Agreement with a syndicate of local banks which includes issuance of irrevocable standby letters of credit, as shown in the table above, with an aggregate stated value not exceeding US$61.9 million in favor of the U.S. Ex-Im Bank, as security under the Credit Agreement that was restructured in January 1999 and May 8, 2000.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for GSM phone network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract which covers the supply of works for the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the said GSM network.

Master Purchase Orders in the amounts of US$300 million and US$200 million were issued by Smart in August 2000 and 2001, respectively, in favor of Nokia Networks OY for the purchase of additional equipment for the expansion of its GSM phone network. Under these contracts, Nokia will expand the range and quality of Smart's GSM services.

As of March 31, 2002, Smart had undrawn dollar-denominated long-term facilities of US$9.5 million. This does not include the Framework Agreement between Smart and Hypovereinsbank for an aggregate maximum amount of EUR50 million or the equivalent amount in U.S. Dollars. PLDT, on the other hand, had undrawn committed dollar-denominated long-term loan facilities of US$171.0 million.

19. Contingencies

PLDT

NTC supervision and regulation fees. On March 5, 1997 and March 18, 1997, the NTC and PLDT, respectively, partially appealed to the Supreme Court the decision of the Court of Appeals that supervision and regulation fees, or SRF, should be computed only on the basis of the par value of the subscribed or paid-up capital stock of PLDT and should not include stock dividends, premium and capital in excess of par; and that permit fees should be paid regardless of any regulatory services rendered by the NTC. PLDT argued, among others, that the Court of Appeals erred in ruling that the NTC can validly collect the fees even in the absence of any regulatory services being performed.

On July 14, 1997, the Supreme Court dismissed PLDT's appeal. With respect to the NTC's appeal, a decision was rendered by the Supreme Court on July 28, 1999, ordering the NTC to make a recomputation of the fee to be imposed on the basis of PLDT's "capital stock subscribed or paid".

On August 24, 1999, a Motion for Clarification was filed by PLDT requesting the Supreme Court to direct the NTC's assessments and collection of the SRF on the basis of PLDT's "capital stock subscribed or paid" exclusive of any premium on issued shares. The Supreme Court in its Resolution dated November 15, 1999 denied said Motion. On December 8, 1999, PLDT moved for a reconsideration of said Resolution which was later denied by the Supreme Court in its Resolution dated February 2, 2000.

On February 10, 2000, the NTC issued a re-assessment letter for the balance of the SRF pursuant to the Supreme Court Resolution dated February 2, 2000. In calculating said fees, the NTC included stock dividends. PLDT believes that the inclusion of stock dividends in the calculation of the SRF has no basis in law and jurisprudence. Accordingly, in a letter dated March 16, 2000, PLDT requested the NTC to cancel/withdraw the portions of the assessment based on the stock dividends.

On September 5, 2000, the NTC issued another assessment letter for the balance of the SRF for previous years and the SRF for the year ended December 31, 2000, without resolving or ruling on the protest of PLDT. Thus, PLDT was constrained to file a Petition for Certiorari and Prohibition with Urgent Prayer for the Immediate Issuance of a Temporary Restraining Order with the Court of Appeals, on October 2, 2000. In a Resolution dated October 3, 2000, the Court of Appeals temporarily restrained the NTC from enforcing/implementing their February 10 and September 5, 2000 assessments and required the NTC to submit their comment on PLDT's Petition for Certiorari and Prohibition. On December 4, 2000, the Court of Appeals issued a Writ of Preliminary Injunction and ordered the parties to submit their respective memoranda on the main petition. PLDT filed its Memorandum on December 14, 2000.

On February 12, 2001, the Court of Appeals dismissed the Petition for Certiorari and Prohibition filed by PLDT and dissolved the Writ of Preliminary Injunction earlier issued.

On February 26, 2001, PLDT filed a Motion for Reconsideration of the aforementioned decision of the Court of Appeals on the ground that the same would vitiate and not validate the decision rendered by the Supreme Court on July 28, 1999, setting aside the previous decisions of both the Court of Appeals and the NTC dated October 30, 1996 and September 29, 1993, respectively, and ordering the NTC to make a recomputation of the SRF to be imposed on PLDT.

In support of its Motion for Reconsideration and to emphasize the need to assess certain information, data and/or related court records before the Court of Appeals, PLDT filed with the Court of Appeals a Motion to Set Case for Oral Argument on March 12, 2001.

On April 6, 2001, the Office of the Solicitor General, or OSG, manifested that it is adopting its Comment dated October 11, 2000 as its comment to the Motion for Reconsideration filed by PLDT. In the said Comment, the OSG stated that the NTC is providing its own definition of "stock dividend" apparently in variance with the Supreme Court decision dated July 28, 1999 as clarified by the Resolution dated November 15, 1999 by enlarging its meaning and scope and expanding the concept envisaged in said rulings and well beyond their context and import. Further, the OSG stated that the sole and only issue is whether or not the Supreme Court decision directs the inclusion or exclusion of "stock dividends" in the computation of the SRF under Section 40 (e) of the Public Service Act, as amended.

On May 7, 2001, the Court of Appeals directed the NTC to file its comment on the Motion for Reconsideration filed by PLDT.

On July 27, 2001, prior to the expiration of the second extended period to file comment requested by the NTC, the NTC complied with the Resolution of the Court of Appeals dated May 7, 2001 and filed its comment to the Motion for Reconsideration of PLDT.

On August 28, 2001, PLDT filed a Reply to NTC's Compliance dated July 27, 2001 stressing the failure of the NTC to deny the allegations in the PLDT's Motion for Reconsideration that the Supreme Court decision dated July 28, 1999 annulled and set aside the SRF assessment involved in the proceeding under which it was handed down; that the Supreme Court directed the NTC to make a re-computation of the said assessments it set aside and that the NTC did not make any such re-computation; that the NTC served anew on PLDT exactly the same SRF assessments that were ordered set aside by the Supreme Court; that the Supreme Court decision dated July 29, 1999 is now final and executory; that the fundamental issues raised by PLDT in its Motion for Reconsideration is not at all whether the Supreme Court decision dated July 28, 1999 is right or wrong but rather whether it did or did not direct the exclusion of stock dividends in the assessment of the SRF; that the Supreme Court decision dated July 28, 1999 held that the SRF could lawfully be based only on such capital stock subscribed or paid for which PLDT received actual payment; and that neither the Supreme Court nor the NTC itself disagreed with PLDT's representation to the Supreme Court in its Motion for Clarification that, among other things, PLDT read and understood the Supreme Court decision dated July 28, 1999 to mean that the SRF assessment of the NTC should exclude stock dividends.

In the accompanying Manifestation and Motion to Admit filed by PLDT with its Reply to NTC's Compliance dated July 27, 2001, PLDT requested the Court of Appeals to resolve its Motion to Set Case for Oral Argument dated March 12, 2001.

Considering that the statutory deadline for the payment of the SRF is on or before the 30th of September of each year, PLDT filed with the Court of Appeals an Urgent Motion for Re-Issuance of Restraining/ Injunctive Writ requesting the Court of Appeals to re-issue and expand the Writ of Preliminary Injunction it issued per its Resolution dated December 4, 2000, to cover all and any SRF assessments, including the SRF assessment due on September 30, 2001 pending final resolution of PLDT's Motion for Reconsideration.

On September 26, 2001, the Court of Appeals issued a resolution reviving the Resolution it earlier issued dated December 4, 2000 granting petitioner's prayer for injunctive relief, and considered re-issued the Writ of Preliminary Injunction issued pursuant thereto, the same to be effective until the resolution of the Motion for Reconsideration filed by PLDT of the Court of Appeals' decision dated February 12, 2001.

On March 21, 2002, the Court of Appeals issued a resolution denying PLDT's Motion for Reconsideration and dissolving the restraining/injunctive writ. PLDT intends to file an appeal with the Supreme Court.

Since 1976, PLDT has received assessments from the NTC for permit, SRF and charges. As of March 31, 2002, PLDT has paid under protest ₱611.3 million in SRF and ₱102.9 million in permit fees.

Local franchise tax assessments. On May 24, 1999, the Chief of Miscellaneous Taxes, Fees and Charges Division of Makati City assessed PLDT local franchise tax due for the years 1992 until the first two and a half months of the year 1995 in the amount of ₱60.7 million. PLDT protested the assessment for the reason that, pursuant to the Local Government Code, the right of the City of Makati to collect franchise tax from PLDT has prescribed. On June 22, 1999, PLDT received from the Chief of Miscellaneous Taxes, Fees and Charges Division of Makati City another assessment for franchise tax due for the last three quarters of 1995 up to 1998 in the amount of ₱1,091.1 million. Again, PLDT protested this assessment for the reason that upon the effectivity of the Republic Act No. 7925, or R.A. 7925, also known as the Public Telecommunications Policy Act, on March 16, 1995, PLDT became exempt from the payment of franchise and business taxes imposable by local government units. On August 30, 1999, PLDT was sent a revised assessment of its local franchise tax liability due to Makati City for the years 1992 to 1994 in the amount of ₱594.7 million. In the revised assessment, the City alleged that its right to collect has not prescribed pursuant to letters sent by the City of Makati to PLDT dated July 8, July 28 and September 23, 1997. The revised assessment was protested by PLDT. On November 4 and 11, 1999, PLDT received from the Officer-In-Charge of the Makati City Law Department a notice of denial of its protest to the second assessment for franchise tax corresponding to the last three quarters of 1995 up to 1998 and of its protest to the first assessment for franchise tax corresponding to 1992 to 1994, respectively.

By a petition to the regular courts, PLDT appealed the denial of its protests of assessments impleading therein the City of Makati, the Chief of the Miscellaneous Taxes, Fees and Charges Division of Makati City and the Officer-In-Charge of the Makati City Law Department.

PLDT believes, based on the opinion of its legal counsel, that the reasons for the denial by the City of Makati of PLDT's protests are without merit because:

- PLDT is exempt from payment of local franchise and business taxes pursuant to the provisions of R.A. 7925;

- The City of Makati's right to collect franchise tax for the years 1992, 1993 and 1994 has already prescribed as the letters sent by the City of Makati to PLDT were not the assessments contemplated by law but merely reminders to PLDT of the City's power to impose franchise tax; and

- Assuming for the sake of argument that the City of Makati's right to assess and collect franchise tax for the years 1992 up to 1994 has not prescribed, the assessment was incorrectly computed.

PLDT's claim from exemption or exclusion from local franchise and business taxes is grounded on Section 12 of its franchise, R.A. 7082, as implicitly amended and expanded by Section 23 of R.A. 7925. Further, PLDT claims that assuming that PLDT is liable for local franchise tax, the respondents' basis for the computation of the franchise tax is arbitrary and in gross violation of the law. The respondents computed the franchise tax based on PLDT's operating revenues and not based on gross receipts pertaining to Makati City. From the provisions of the Local Government Code, franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. PLDT asserts that operating revenues cannot be used as a basis for computation of franchise tax because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, operating revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority. Thus, the use thereof will exceptionally overstate the franchise tax.

The Court had rendered a decision ordering PLDT to submit its financial statements for the relevant period to the City of Makati in order for the City of Makati to determine PLDT's annual gross earnings and make the proper tax assessment. PLDT has appealed such decision to the Supreme Court by a Petition for Review on Certiorari on September 20, 2001. The Supreme Court referred the case to the Court of Appeals. On November 21, 2001, the Court of Appeals required the City of Makati to comment on the Petition. On January 17, 2002, the City of Makati filed its Comment/Opposition to the Petition. PLDT filed its Reply to such Comment/Opposition on February 11, 2002.

In another case of a similar nature against the same respondents, PLDT, on February 26, 2001 filed a petition in the Regional Trial Court of Makati City to appeal the inaction of the Office of the Makati City Treasurer and the Makati City Law Department on PLDT's protest of the assessment of alleged deficiency local franchise tax in the amount of ₱298.3 million for calendar year 1999. The Court ordered suspension of proceedings pending outcome of the case mentioned above or until further notice.

PLDT filed another case on December 7, 2001 before the Regional Trial Court of Makati City, this time protesting Makati's assessment of franchise tax covering the year 2000. The case is also to appeal the inaction of the Office of the Makati City Treasurer and the Makati City Law Department on PLDT's protest of the assessment of alleged deficiency local franchise tax for calendar year 2000. Respondents still have to file their Answer.

In the case PLDT vs. City of Cebu et. al before the Regional Trial Court of Cebu City, PLDT obtained a favorable decision dated June 4, 2001. After the expiration of the period for appeal, PLDT then moved for execution. Respondents subsequently filed a Petition for Relief. PLDT has filed its Comment and Supplemental Comment. Respondents filed their Consolidated Reply on November 14, 2001. The Court has not yet resolved the Petition for Relief.

On August 22, 2001, the Supreme Court rendered a decision in the case entitled PLDT vs. City of Davao, et. al denying PLDT's petition for review on its protest of assessment of local franchise tax in the amount of ₱3.7 million and a claim for refund for erroneously paid franchise tax for the year 1997 and the first to the third quarters of 1998 amounting to ₱2.7 million. The Supreme Court held that although the withdrawal of tax exemptions under the Local Government Code does not preclude Congress from granting subsequent exemptions, the Congress, in enacting R.A.7925 particularly Section 23 thereof, did not intend it to operate as a blanket tax exemption to all telecommunications entities. As such, the Supreme Court held that Section 23 of R.A. 7925 cannot be considered as having amended PLDT's franchise so as to entitle it to exemption from local franchise tax.

PLDT has filed a Motion for Reconsideration of the said decision and a Motion to Refer the Case en Banc and for Oral Arguments. On October 24, 2001, the Court denied the request to hear the case en banc and held in abeyance the Oral Arguments. Respondent City of Davao has filed its Comment to said Motion.

On the other hand, the Court of Appeals has also rendered a decision dated September 12, 2001 in the case entitled PLDT vs. Province of Pangasinan granting PLDT's appeal by certiorari of the decision dated December 28, 2000 of the Regional Trial Court. The Court of Appeals ruled that through the passage of R.A. 7925, Congress has impliedly withdrawn from the Province of Pangasinan and all other provinces the power to impose and collect local franchise and business taxes on all telecommunications companies. The Province of Pangasinan had filed a Motion for Extension of Time to file Motion for Reconsideration, which was then denied in a Resolution dated October 30, 2001 for being a prohibited pleading. Respondent subsequently filed its Motion for Reconsideration and also a Motion for Reconsideration of the October 30, 2001 Resolution and with a prayer that its Motion for Reconsideration be decided upon the merits. The Court has not yet resolved the matter. PLDT has filed its Comment on the Motion for Reconsideration.

There are two cases which have recently been raised by PLDT on Petition for Review before the Supreme Court after unfavorable decisions rendered by the lower courts on the franchise tax issue, namely: PLDT vs. City of Bacolod, et. al and PLDT vs. City of Iloilo, et. al In these cases, the respondents still have to submit their Comments as required by the Supreme Court.

Two other cases to be raised on Petition for Review before the Supreme Court in due time are the cases of PLDT vs. Province of Cebu and PLDT vs. Province of Laguna. On December 18, 2001, the Regional Trial Court of Cebu City rendered an unfavorable decision on the franchise tax issue. The Regional Trial Court of Laguna likewise rendered an unfavorable decision dated November 28, 2001 which was received on January 28, 2002.

Smart

NTC supervision and regulatory fees. Smart has been paying under protest the SRF assessed by the NTC. The latest payment was made last September 27, 2001 in the amount of ₱86.2 million representing fees for 2001.

The above amount and all other assessments for supervision and regulatory fees in the past were paid under protest as Smart believes that the same is exorbitant and unreasonable and contrary to Section 5(g) R.A. 7925. R.A. 7925 states that the NTC should impose only reasonable fees and charges as may be necessary to cover reasonable costs and expenses for the regulation and supervision of the operation of the telecommunications entities.

In its protest, Smart also cited the decision of the Court of Appeals in the case of ICC Corporation vs. NTC (CA-GR SP No. 45-100, 30 September 1999) which held that: "In the guise of taxation, respondent NTC has in fact arrogated upon itself the power to tax an entity, which it is not authorized by law to do, thereby exceeding its lawful jurisdiction and/or acting with grave abuse of discretion. That respondent NTC has been generating income from the collection of fees from telecommunication entities in the guise of regulation is evident and that the NTC is not classified as tax generating agency of the government."

Local franchise tax assessments. Smart has received assessments for local franchise and business taxes from certain cities and municipalities totaling ₱197.0 million. Smart has formally protested these assessments. The protest is based on the following:

- An opinion letter issued by the Bureau of Local Government Finance, or BLGF, dated August 13, 1998 states that "Smart should be considered exempt from the franchise tax that the local government may impose under Section 137 of the Code" and Smart's exemption is "applicable only to local franchise and business taxes".

- Smart is exempt because R.A. 7925 was passed on February 20, 1995 which was after the passage of the Local Government Code. Under the ipso facto provision, the holder of a franchise granted prior or after the effective date of R.A. 7925 is entitled to the benefit or any favorable provisions contained in any other franchises, regardless of whether such franchises were granted prior to or after R.A. 7925.

- Because Smart's legislative franchise became effective after the effective date of the Local Government Code, the franchise tax prescribed under Section 137 of the Local Government Code should be deemed to be part of Smart's franchise. Section 137 states that cellular operators shall only pay a franchise tax equivalent to 3% of all gross receipt of the business transacted under the franchise, and the said percentage shall be in lieu of all taxes on this franchise or earnings thereof."

- In the decision rendered in the PLDT vs. City of Davao case, the Supreme Court states the following: "It is noteworthy that, in holding Smart and Globe exempt from local taxes, the BLGF based its opinion on the fact that franchise granted to them after the effectivity of the LGC exempted them from the payment of local franchise and business taxes."

Smart's administrative protest cases against the Makati and Iloilo assessments were denied, while those against the Digos and General Santos assessments have not yet been decided.

Currently, there are three court cases involving Smart's local franchise and business taxes, as follows:

- *Smart vs. City of Davao* – RTC Branch 13 Davao. On February 18, 2002, Smart filed a Petition for Declaratory Relief questioning an ordinance issued by the City Council of Davao on the Local Franchise and Business Taxes. On March 6, 2002, the City Council filed its Answer.

- *Smart vs. City of Makati* – RTC Makati. On March 7, 2002, Smart filed a Petition appealing the Local Franchise and Business Tax assessment of Makati in the amount of ₱196.2 million. Pre-trial has been set for May 21, 2002.

- *Smart vs. City of Iloilo*. On May 3, 2002, Smart filed a Petition appealing the Local Franchise and Business Tax assessment of Iloilo in the amount of ₱0.8 million. As of March 31, 2002, the case has not yet been assigned to a court.

Mabuhay Satellite

Mabuhay Satellite is presently the respondent in an arbitration commenced by Space Systems Loral, Inc., as a result of a dispute between the parties concerning a joint venture between them. Hearings and submission of post-hearing briefs have been completed, and a decision is expected in the near future. If determined adversely to Mabuhay Satellite, the arbitration could result in a finding that Mabuhay Satellite owes Space Systems Loral, Inc. up to US$18.0 million.

PLDT and some of its subsidiaries are involved in certain other legal actions and claims arising in the ordinary course of their business.

The respective managements of PLDT and some of its subsidiaries believe that any possible loss that they may incur as a result of such legal actions, claims and assessments not covered by an allowance for losses will not have a material effect on their respective financial positions and results of operations.

20. Foreign Currency-Denominated Monetary Assets and Liabilities

PLDT's and its subsidiaries' foreign currency-denominated monetary assets and liabilities and their peso equivalents follow:

	March 31, 2002 (Unaudited)		December 31, 2001 (Audited)	
	U.S. Dollar	Peso Equivalent	U.S. Dollar	Peso Equivalent
	(In Millions)			
Assets				
Cash and cash equivalents	$33.0	₱1,686.2	$40.3	₱2,083.1
Accounts receivable	154.0	7,868.8	145.8	7,536.4
	187.0	9,555.0	186.1	9,619.5
Liabilities				
Accounts payable	34.1	1,742.4	27.3	1,411.1
Accrued and other current liabilities	187.9	9,600.9	165.0	8,528.8
Notes payable	26.3	1,343.9	23.0	1,188.9
Long-term debt	3,110.5	158,934.0	3,156.2	163,144.0
	3,358.8	171,621.2	3,371.5	174,272.8
Net foreign currency-denominated liabilities	$3,171.8	₱162,066.2	$3,185.4	₱164,653.3

For purposes of translating the foreign currency-denominated monetary assets and liabilities, the exchange rates used were ₱51.096 to US$1.00 and ₱51.690 to US$1.00, the peso-dollar exchange rates as at March 31, 2002 and December 31, 2001, respectively.

As a result of translating these foreign currency-denominated assets and liabilities, PLDT reported a net foreign exchange revaluation losses of ₱2.6 million and ₱26.0 million for the three months ended March 31, 2002 and 2001, respectively, net of capitalized foreign exchange differentials (see *Note 6 – Property, Plant and Equipment* and *Note 15 – Other Expenses-Net*).

21. Financial Instruments

Currency Swap and Interest Rate Swap Agreements

PLDT

In January 2001, PLDT entered into a U.S. dollar/Japanese yen swap agreement to swap the coupon on US$175 million of its outstanding fixed rate notes for a floating rate Japanese yen amount. In August 2001, the base rate of this swap transaction was re-indexed from Japanese yen LIBOR to U.S. dollar LIBOR.

In June 2001, PLDT entered into a U.S. dollar/Philippine peso resettable cross-currency swap contracts to swap US$100.0 million of outstanding PLDT notes into a predetermined peso amount based on an exchange rate of ₱50.77 per U.S. dollar. Subsequently in February 2002, PLDT entered into a similar contract to hedge an additional amount of US$100.0 million of outstanding PLDT notes, based on an exchange rate of ₱50.90 per U.S. dollar.

Smart

Smart has existing currency swap agreements with a foreign financial institution, under which it swapped its U.S. dollar-denominated loan exposure for peso loan exposure, with semi-annual payment intervals up to April 30, 2003. As of March 31, 2002 and December 31, 2001, Smart's outstanding obligations under these currency swap agreements amounted to US$114.5 million (₱5,859.7 million) and US$114.5 million (₱5,918.5 million), respectively.

Forward Exchange Contracts

PLDT

PLDT's outstanding forward foreign exchange contracts amounted to US$293.6 million (₱15,001.8 million) and US$285.6 million (₱14,762.7 million) as of March 31, 2002 and December 31, 2001, respectively. Revaluation losses on these contracts, which offset the corresponding gains on the hedged transactions, amounted to ₱176.5 million and ₱69.6 million, respectively. Amortization of discount amounted to ₱108.0 million and ₱26.0 million for the three months ended March 31, 2002 and 2001, respectively.

Smart

Smart's outstanding U.S. dollar-denominated forward foreign exchange contracts amounted to US$28.6 million (₱1,482.3 million) and US$54.3 million (₱2,664.1 million) as of March 31, 2002 and 2001, respectively, while third currency forward foreign exchange contracts as of March 31, 2001 amounted to JP¥46.1 million (₱19.5 million). For the three months ended March 31, 2002 and 2001, a ₱7.0 million loss on hedged transactions and a net gain of ₱40.7 million, respectively, were charged to profit and loss account.

22. Reportable Segments

SFAS No. 31, "Segment Reporting," which became effective for financial statements covering periods beginning on or after January 1, 2001, requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

- Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT's affiliate Piltel, and PLDT's subsidiaries Clark Telecom; Subic Telecom; and MaraTel, which together account for less than 5% of our total fixed lines in service;

- Wireless — wireless telecommunications services provided through our cellular service providers, namely PLDT's subsidiary Smart, and PLDT's affiliate Piltel, and satellite operators, namely

PLDT's subsidiaries Mabuhay Satellite; ACeS Philippines; and Telesat; and

- Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT's subsidiary ePLDT, Internet access services provided by ePLDT's subsidiary Infocom, and e-commerce, call centers and IT-related services provided by other subsidiaries and affiliates of ePLDT, as described in Note 7 to the accompanying financial statements.

Most of our revenues are derived from the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines. The segment assets as of March 31, 2002 (unaudited) and December 31, 2001 (audited) and results of operations of our reportable segments for the three months ended March 31, 2002 and 2001 (unaudited) reported under Philippine GAAP are as follows:

	Fixed Line	Wireless	Information and Communications Technology	Total
		(In Millions)		
As of and for the three months ended March 31, 2002				
Operating revenues	₱11,280.5	₱7,678.9	₱118.0	₱19,077.4
Operating expenses	7,804.5	6,144.5	205.2	14,154.2
Operating income (loss)	3,476.0	1,534.4	(87.2)	4,923.2
Segment assets	223,410.7	76,427.0	3,369.0	303,206.7
Segment liabilities	158,793.3	43,587.7	2,513.9	204,894.9
Expenses attributable to segment assets	3,863.5	2,743.3	234.5	6,841.3.0
As of December 31, 2001 and for the three months ended March 31, 2001				
Operating revenues	₱11,993.0	₱5,966.9	₱76.1	₱18,036.0
Operating expenses	8,366.1	5,888.3	98.5	14,352.9
Operating income (loss)	3,626.9	78.6	(22.4)	3,683.1
Segment assets	228,915.7	77,222.2	3,223.8	309,361.7
Segment liabilities	166,834.6	43,193.1	2,646.6	212,674.3
Expenses attributable to segment assets	4,053.4	2,946.9	67.5	7,067.8

23. Other Matters

a. Interconnection Agreements

PLDT has existing interconnection agreements with nine IGF operators, six IXCs, six CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlement with interconnecting IGF operators is in the form of access charges, whereas settlement with interconnecting IXCs and LECs for toll calls is based on revenue sharing. Settlement with CMTS operators for local calls also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area is without charges.

Paging and trunk radio interconnection settlements are based on fixed charges. The cost of investment in interconnection facilities is shared equally between interconnecting operators.

b. Proposed Metering of Local Exchange Service

The proposed metering of PLDT's local exchange service has been temporarily suspended for further review by the NTC.

24. Reclassification of Accounts

Certain accounts in the 2001 financial statements have been reclassified to conform with the 2002 financial statements presentation.


PLDT NEWS

PLDT's NET INCOME DOUBLES IN 1st Quarter of 2002

- Consolidated net income surges 107 percent to ₱1.3 billion
- Consolidated EBITDA rises to ₱10.7 billion and EBITDA Margin Strengthens to 56 percent
- PLDT Wireless Group breaks 7 million subscriber mark
- US$350 million bond offering successfully completed

MANILA, Philippines, 16th May 2002 – Philippine Long Distance Telephone Company ("PLDT") (PSE: TEL) (NYSE: PHI) today announced that its net income doubled to ₱1.3 billion during the first quarter of 2002 from ₱629 million during the same period in 2001. Consolidated revenues for the 1st quarter of 2002 grew by 6 percent to ₱19.1 billion from ₱18.0 billion during the same period last year. EBITDA margins strengthened to 56 percent this year compared with 55 percent last year. PLDT's wireless group broke the 7 million subscriber mark, led by the growing GSM subscriber base of Smart Communications, Inc. ("Smart") and Pilipino Telephone Corporation ("Piltel"), marking an impressive first quarter performance for the country's leading telecommunications company.

Growth was driven largely by the strong performance of Smart, which continued to experience robust subscriber take-up as well as significant growth in revenues, EBITDA and net income. Piltel's Talk 'N Text service also sustained its subscriber growth, which contributed to the total growth of Smart. Together, Smart and Piltel's Talk 'N Text increased their GSM market share from 15 percent as of December 1999 to 57 percent at the end of the 1st quarter of 2002. This makes PLDT's Wireless Group not only the leading but also the fastest growing wireless business in the Philippines since 2001.

PLDT's fixed line business maintained its dominant position with over 2.1 million subscribers and a market share of almost 70 percent. PLDT's core fixed line business remains a key strength of the Group and provided strong and stable cash flows for PLDT during the 1st quarter of 2002.

Consolidated revenues for the Group increased to ₱19.1 billion for the first quarter of 2002, representing a 6 percent improvement over revenues of ₱18.0 billion during the first quarter of 2001. Consolidated net operating income rose by 34 percent to ₱4.9 billion in the 1st quarter of 2002 from ₱3.7 billion last year. Consolidated EBITDA rose 9 percent to ₱10.7 billion from ₱9.9 billion during the same period last year.

"Our strong first quarter performance confirms that the strategy to diversify PLDT's business, to control our expenses and manage our capital expenditures while continuing to raise revenues were steps in the right direction. As we move to complete our liability management exercise before the year is over, I am confident that the Group's overall risk profile should improve further," stressed PLDT President and CEO, Manuel V. Pangilinan.

Strong Cellular Performance

PLDT's cellular subsidiary, Smart, remained the main driver of PLDT's robust growth during the first quarter of 2002. Smart showed a solid performance during the 1st quarter of 2002 compared with the 1st quarter of 2001 in terms of revenues, net income, EBITDA and subscriber base.

Smart's revenues grew by 41 percent in the 1st quarter of 2002 to ₱7.5 billion from ₱5.3 billion during the same period. EBITDA rose to ₱3.9 billion during the 1st quarter of 2002 from ₱2.5 billion last year or a growth of 56 percent while EBITDA margins passed the 50 percent mark. Net income surged 35 percent from ₱837 million during the 1st quarter of 2001 to ₱1.1 billion this year.

The combined GSM subscriber base of Smart and Piltel's Talk 'N Text service grew to more than 6.6 million subscribers for the period ended March 31, 2002, giving it a significant 57 percent share of the GSM market. Smart alone added over 415,000 subscribers during the 1st quarter of 2002, continuously demonstrating its market leadership on a stand-alone basis, with 44 percent share of the total GSM market.

Together with its analog subscriber base, PLDT's Wireless Group had an aggregate of 7 million subscribers for the 1st quarter of 2002.

The growth in subscriber numbers was complemented by aggressive and innovative value-added services through Smart zed™ ,Smart Money and interactive tie-ups with multi-media providers. These value-added services have started to contribute revenues for Smart and have helped enhance and stabilize ARPUs.

Texting (SMS) remained a substantial source of revenue for Smart during the 1st quarter of 2002. Over 3.8 billion text messages were handled by the Smart network during the 1st quarter of 2002, representing a 56 percent increase from the 2.5 billion text messages handled during the same period in 2001. Similarly, revenues from wireless data services grew from ₱1.6 billion in the 1st quarter of 2001 representing 31 percent of total GSM revenues to nearly ₱2.9 billion this year accounting for about 39 percent of total GSM revenues.

"Our goals are quite simple - to extend our market share leadership while delivering strong profits. Smart's first quarter results clearly shows we can deliver on both counts," commented Mr. Napoleon Nazareno, Smart's President and CEO.

Fixed Line: Stable Revenues and Growing Data Business

PLDT's core fixed line business maintained its leading market position for the period ended March 31, 2002 with over 2.1 million subscribers, representing a market share of nearly 70 percent.

Net income from the fixed line business grew by 20 percent to ₱612 million in the 1st quarter of 2002 from ₱511 million during the same period last year even as revenues declined slightly. EBITDA rose to ₱6.6 billion this year while EBITDA margins improved from 56 percent during the 1st quarter of 2001 to 59 percent during the 1st quarter of 2002.

Local Exchange Revenues increased by 2 percent, reaching ₱5.5 billion for the 1st quarter of 2002. To further stimulate the usage of the local exchange service, PLDT launched various campaigns and bundled value-added services such as Caller ID, call waiting, and TxT 135. PLDT has also tied up with interactive and multi-media providers to offer premium phone services. "Teletipid" or the prepaid variant of the fixed line service has been successful in helping to reduce churn, maximize the utilization of excess capacity, and increase subscriber numbers.

International Long Distance revenues showed a slight increase quarter-on-quarter while National Long Distance revenues stabilized due to more favorable interconnection arrangements with cellular operators.

Revenues from data and other network services continued to show robust growth for the fixed line business. A 33 percent growth in revenue to almost ₱1.3 billion was experienced from data and other network services during the first quarter of 2002 as compared with ₱975 million during the same period last year. More importantly, due to PLDT's advanced and extensive fixed line infrastructure, PLDT's data and network products and services are expected to lead the industry in this fast growing field.

" We see revenues from data and network services to be a key component in growing our revenues from the fixed line business," commented Pangilinan. "And with PLDT's nationwide fixed line platform, we will be in the best position to deliver this service as demand of corporations and consumers countrywide grows."

ePLDT : Meeting the Challenges of the ICT Industry

ePLDT, a subsidiary of PLDT and the leading information, communications and technology company, (ICT) in the Philippines has started to generate increasingly stronger revenues from its various investments. Infocom, the Group's Internet Service Provider (ISP) performed well during the 1st quarter of 2002 registering a positive net income versus a loss last year.

ePLDT recently launched Parlance Systems Inc. and Vocativ Systems Inc., two of the biggest call centers in the country, making ePLDT the largest outsourcing center catering to US customers. "Our call centers are expected to generate significant inbound call traffic through PLDT's international network," explained Ray Espinosa, co-managing director of ePLDT.

Milestones in Liability Management Initiatives

Management continued to implement its plan to contain costs and improve operating efficiencies during the 1st quarter of 2002. Cash operating expenses for the 1st quarter of 2002 were reduced by 12 percent to ₱4.0 billion compared to over ₱4.6 billion last year. Capital expenditure for the fixed line business during the 1st quarter of 2002 remained well within the full year budget of approximately ₱8.5 billion. Furthermore, capital expenditures were primarily focused on high growth areas such as data network services.

With respect to PLDT's ongoing liability management initiatives, key milestones were successfully completed during the period:

- a US$149 million facility was obtained by PLDT from Kreditanstalt fur Wiederaufbau (KfW) of Germany. The refinancing facility granted to PLDT is a 9-year loan to be disbursed over three years and has a two-year grace period.
- A US$350 million bond issue in two tranches of 5-years (US$100 million) and 10-years (US$250 million).

The successful execution of these important components of PLDT's liability management programs immediately improved PLDT's debt maturity profile prompting Standard and Poor's to upgrade PLDT's credit rating from "BB-" to "BB" and Moody's to change its outlook on PLDT from "negative" to "stable".

"Management has applied intense focus in addressing our debt issues," said Pangilinan. "The successful completion of our recent milestones should help assuage concerns about PLDT's ability to service its debts on an on-going basis."

Positive Outlook for 2002

Pangilinan noted that the 1st quarter 2002 performance of PLDT was encouraging. With the transformation of the company from a predominantly fixed line telephone company into an integrated telecommunications service provider, a positive growth outlook for 2002 is envisaged as additional revenues are expected from other subsidiaries in the near-term.

"Our performance during the first quarter of 2002 sets the tone for the PLDT Group's full year results," Pangilinan concluded. "We will continue to broaden and strengthen our revenue base, fill up the capacity of our nationwide infrastructure, build upon our leadership position in the various markets we serve, and fulfill our financial commitments. As always, PLDT remains strongly committed to delivering shareholder value and achieving a better risk profile."

Operating Results for the Three Months ended March 31, 2002 and 2001

	PLDT		PLDT Consolidated	
(In Million Pesos)	1Q02	1Q01	1Q02	1Q01
Revenues	11,195	11,621	19,077	18,036
Expenses	7,965	8,380	14,154	14,353
Operating income	3,230	3,241	4,923	3,683
Other expenses - net	2,371	2,543	3,166	3,088
Income before tax	859	698	1,757	595
Provision for tax	247	187	458	474
Income (Loss) before minority interests	612	511	1,299	121
Minority interests	-	-	(3)	(508)
Net income	612	511	1,302	629
EBITDA	6,608	6,498	10,750	9,869

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, wireless, cable and satellite networks.

Listed on the Philippine Stock Exchange [PSE: TEL] and its American depositary shares are listed on the New York Stock Exchange [NYSE: PHI] and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.ph.

For more information, please contact:

Butch Jimenez
Vice President
Media and Corporate Communications
Tel. No. – (63 2) 816-8468
Fax No. – (63 2) 893-5174

Anabelle Chua
Treasurer and Senior Vice President

Tel. No. – (63 2) 816-8213
Fax No. – (63 2) 844-9099

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: May 17, 2002